Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)
Fourth Quarter and Full Year 2024
Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 11, 2025, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2024. Unless otherwise indicated, all amounts are presented in U.S. dollars.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 84.

Abbreviations

ARK	Agbarabo-Rhino-Kombokolo
BNL	Barrick Niugini Limited
Calista	Calista Corporation
CDCs	Community Development Committees
CIL	Carbon-in-leach
Commencement Agreement	Detailed Porgera Project Commencement Agreement between PNG and BNL
DRC	Democratic Republic of the Congo
E&S Committee	Environmental and Social Oversight Committee
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
ESIA	Environmental and Social Impact Assessment
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
ICMM	International Council on Mining and Metals
ICSID	International Centre for the Settlement of Investment Disputes
IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board
KCD	Karagba, Chauffeur and Durba
Ktpa	Thousand tonnes per annum
LTI	Lost Time Injury

LTIFR	Lost Time Injury Frequency Rate
LOM	Life of Mine
Mtpa	Million tonnes per annum
MVA	Megavolt-amperes
MW	Megawatt
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
PJL	Porgera Jersey Limited
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
RC	Reverse Circulation
RIL	Resin-in-leach
SDG	Sustainable Development Goals
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TW	True Width
UNHRC	United Nations Human Rights Council
VAT	Value-Added Tax
VMS	Volcanogenic Massive Sulfide
WGC	World Gold Council
WTI	West Texas Intermediate

BARRICK YEAR-END 2024	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “ramp-up”; “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated development timelines related to the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Donlin Gold, Pueblo Viejo Expansion project, Veladero Phase 7 and Phase 8 Leach Pads, Reko Diq Project, solar power projects at NGM, Loulo-Gounkoto and Kibali, and the Jabal Sayid Lode 1 project and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren and Reko Diq; the potential for Lumwana to extend its life of mine through the development of the Super Pit and targeted first production; timing for the advancement of early works, project financing, a final investment decision and first production at Reko Diq; the resumption of operations at Loulo-Gounkoto; the status of negotiations with the Government of Mali in respect of ongoing disputes regarding the Loulo-Gounkoto Complex, including the status of the gold stock removed from site and the outcome of dispute resolution through arbitration; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, GHG reduction targets (including with respect to our Scope 3 emissions and our reliance on our value chain to help us achieve these targets within the specified time frames), safety performance, TSF management, including Barrick’s conformance with the GISTM, community development, responsible water use, biodiversity and human rights initiatives; Barrick’s engagement with local communities; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of VAT refunds received in Chile in connection with the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings

BARRICK YEAR-END 2024	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and ratios in our MD&A:
■“adjusted net earnings”
■“free cash flow”
■“EBITDA”
■“adjusted EBITDA”
■“attributable EBITDA”
■“attributable EBITDA margin”
■“net leverage”
■“minesite sustaining capital expenditures”
■“project capital expenditures”
■“total cash costs per ounce”
■“C1 cash costs per pound”
■“all-in sustaining costs per ounce/pound” and
■“realized price”

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 59 to 75. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 76. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Net Leverage
Starting with our Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio. It is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

BARRICK YEAR-END 2024	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Index

5	Overview
	5	Our Vision
	5	Our Business
	5	Our Strategy
	6	Financial and Operating Highlights
	9	Key Business Developments
	10	Outlook for 2025
	13	Sustainability
	16	Market Overview
	17	Reserves and Resources
	19	Risks and Risk Management
21	Operating Performance
	21	Nevada Gold Mines
		22	Carlin
		24	Cortez
		26	Turquoise Ridge
	28	Pueblo Viejo
	30	Loulo-Gounkoto
	32	Kibali
	34	North Mara
	36	Bulyanhulu
	37	Other Mines - Gold
	39	Lumwana
	41	Other Mines - Copper
42	Growth Projects
45	Exploration and Mineral Resource Management

48	Review of Financial Results
	48	Revenue
	49	Production Costs
	50	General and Administrative Expenses
	51	Exploration, Evaluation and Project Expenses
	51	Finance Costs, Net
	51	Additional Statement of Income Items
	52	Income Tax Expense
54	Financial Condition Review
	54	Balance Sheet Review
	54	Financial Position and Liquidity
	55	Summary of Cash Inflow (Outflow)
	56	Summary of Financial Instruments
57	Commitments and Contingencies
58	Review of Quarterly Results
58	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
59	IFRS Critical Accounting Policies and Accounting Estimates
59	Non-GAAP Financial Measures
76	Technical Information
76	Endnotes
82	Glossary of Technical Terms
83	Mineral Reserves and Mineral Resources Tables
93	Management’s Responsibility
93	Management’s Report on Internal Control Over Financial Reporting
94	Independent Auditor’s Report
98	Financial Statements
103	Notes to Consolidated Financial Statements

BARRICK YEAR-END 2024	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Overview

Our Vision
We strive to be the world’s most valued gold and copper company by owning the best assets, managed by the best people, to deliver the best returns and benefits for all our stakeholders.

Our Business
Barrick is a sector-leading gold and copper producer with annual gold production and gold reserves that are among the highest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold ownership interests in twelve producing gold mines and three producing copper mines. This includes six Tier One Gold Assets1, two Tier One Copper Projects3 and a diversified exploration portfolio positioned for growth in many of the world’s most prolific gold districts. Our twelve producing gold mines are geographically diversified and are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Papua New Guinea, Tanzania and the United States. Our mine in Mali was placed on temporary suspension in January 2025 (refer to page 9 for more information). Our three producing copper mines are located in Zambia, Chile and Saudi Arabia and we have a greenfield project in Pakistan. Our exploration and other development projects are located throughout the world, including the Americas, Asia and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market or to independent refineries; gold and copper concentrate is sold to independent smelting or trading companies; and copper cathode is sold to third-party purchasers or on an exchange. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX.

2024 REVENUE ($ millions)

Our Strategy
Our strategy is to operate as business owners by attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. We are focused on returns to our stakeholders by optimizing free cash flow, managing risk to create long-term value for our shareholders and partnering with host governments and our local communities to transform their country’s natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following:1

Asset Quality
■Grow and invest in a portfolio of Tier One Gold Assets1, Tier Two Gold Assets2, Tier One Copper Assets/Projects3 and Strategic Assets4 with an emphasis on organic growth to leverage our existing footprint located in world-class geological districts. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. The required return on Tier One1,3 capital investments is 15%, adjusting to 10% return on long-life (20+ year) investments with exposure to multiple commodity cycles. The required return on investment for Tier Two Gold Assets2 is 20%.
■Invest in exploration across extensive land positions in many of the world’s most prolific gold and copper districts.
■Maximize the long-term value of our strategic Copper Business5.
■Sell non-core assets over time in a disciplined manner.

Operational Excellence
■Strive for zero harm workplaces.
■Operate a flat management structure with a strong ownership culture.
■Streamline management and operations, and hold management accountable for the businesses they manage.
■Leverage innovation and technology to drive industry-leading efficiencies.
■Build trust-based partnerships with our host governments, business partners, and local communities to drive shared long-term value.

Sustainable Profitability
■Follow a disciplined approach to growth and proactively manage our impacts on the wider environment, emphasizing long-term value for all stakeholders.
■Increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flow6.

1 Numerical annotations throughout the text of this document refer to the endnotes found on page 76.

BARRICK YEAR-END 2024	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/24	9/30/24	% Change	12/31/24	12/31/23	% Change	12/31/22
Financial Results ($ millions)
Revenues	3,645	3,368	8%	12,922	11,397	13%	11,013
Cost of sales	1,995	2,051	(3)%	7,961	7,932	0%	7,497
Net earnings[a]	996	483	106%	2,144	1,272	69%	432
Adjusted net earnings[b]	794	529	50%	2,213	1,467	51%	1,326
Attributable EBITDA[b]	1,697	1,292	31%	5,185	3,987	30%	4,029
Attributable EBITDA margin[b]	56%	46%	22%	48%	42%	14%	44%
Minesite sustaining capital expenditures[b,c]	525	511	3%	2,217	2,076	7%	2,071
Project capital expenditures[b,c]	362	221	64%	924	969	(5)%	949
Total consolidated capital expenditures[c,d]	891	736	21%	3,174	3,086	3%	3,049
Total attributable capital expenditures[e]	758	583	30%	2,607	2,363	10%	2,417
Net cash provided by operating activities	1,392	1,180	18%	4,491	3,732	20%	3,481
Net cash provided by operating activities margin[f]	38%	35%	9%	35%	33%	6%	32%
Free cash flow[b]	501	444	13%	1,317	646	104%	432
Net earnings per share (basic and diluted)	0.57	0.28	104%	1.22	0.72	69%	0.24
Adjusted net earnings (basic)[b] per share	0.46	0.30	53%	1.26	0.84	50%	0.75
Weighted average diluted common shares (millions of shares)	1,742	1,752	(1)%	1,751	1,755	0%	1,771
Operating Results
Gold production (thousands of ounces)[g]	1,080	943	15%	3,911	4,054	(4)%	4,141
Gold sold (thousands of ounces)[g]	965	967	0%	3,798	4,024	(6)%	4,141
Market gold price ($/oz)	2,663	2,474	8%	2,386	1,941	23%	1,800
Realized gold price[b,g] ($/oz)	2,657	2,494	7%	2,397	1,948	23%	1,795
Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,428	1,472	(3)%	1,442	1,334	8%	1,241
Gold total cash costs[b,g] ($/oz)	1,046	1,104	(5)%	1,065	960	11%	862
Gold all-in sustaining costs[b,g] ($/oz)	1,451	1,507	(4)%	1,484	1,335	11%	1,222
Copper production (thousands of tonnes)[g]	64	48	33%	195	191	2%	200
Copper sold (thousands of tonnes)[g]	54	42	29%	177	185	(4)%	202
Market copper price ($/lb)	4.17	4.18	0%	4.15	3.85	8%	3.99
Realized copper price[b,g] ($/lb)	3.96	4.27	(7)%	4.15	3.85	8%	3.85
Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.62	3.23	(19)%	2.99	2.90	3%	2.43
Copper C1 cash costs[b,g] ($/lb)	2.04	2.49	(18)%	2.26	2.28	(1)%	1.89
Copper all-in sustaining costs[b,g] ($/lb)	3.07	3.57	(14)%	3.45	3.21	7%	3.18
	As at 12/31/24	As at 9/30/24	% Change	As at 12/31/24	As at 12/31/23	% Change	As at 12/31/22
Financial Position ($ millions)
Debt (current and long-term)	4,729	4,725	0%	4,729	4,726	0%	4,782
Cash and equivalents	4,074	4,225	(4)%	4,074	4,148	(2)%	4,440
Debt, net of cash	655	500	31%	655	578	13%	342
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.
d.Total consolidated capital expenditures also includes capitalized interest of $4 million and $33 million, respectively, for Q4 2024 and 2024 (Q3 2024: $4 million; 2023: $41 million; 2022: $29 million).
e.These amounts are presented on the same basis as our guidance.
f.Represents net cash provided by operating activities divided by revenue.
g.On an attributable basis.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
i.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2024	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (thousands of tonnes)

GOLD COST OF SALES[c], TOTAL CASH COSTS[d],	COPPER COST OF SALES[c], C1 CASH COSTS[d]
AND ALL-IN SUSTAINING COSTS[d] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[d] ($ per pound)

NET EARNINGS, ATTRIBUTABLE EBITDA[d] AND ATTRIBUTABLE EBITDA MARGIN[d]	CAPITAL EXPENDITURES[d,e] ($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[d]	RETURNS TO SHAREHOLDERS[f] ($ millions)
a.On an attributable basis.
b.Based on the midpoint of the 2025 guidance range.
c.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). Refer to endnote 7 for further details.
d.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
e.Capital expenditures also includes capitalized interest.
f.Dividends declared are inclusive of the performance dividend.

BARRICK YEAR-END 2024	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings6 - Q4 2024 versus Q3 2024
Net earnings for Q4 2024 were $996 million compared to $483 million in Q3 2024. The increase was primarily due to the following items:
■a long-lived asset impairment reversal of $655 million at Lumwana as a result of the inclusion of the Super Pit Expansion in the LOM plan and higher copper prices; and
■a long-lived asset impairment reversal of $437 million at Veladero reflecting higher gold prices, extended mine life and lower country risk; partially offset by
■a goodwill impairment at Loulo-Gounkoto of $484 million (refer to Key Business Developments on page 9; and
■other expense adjustments of $113 million in Q4 2024 which mainly related to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $794 million for Q4 2024 was $265 million higher than Q3 2024 mainly due to a higher realized gold price6 and a decrease in both gold cost of sales per ounce7 and copper cost of sales per pound7. These impacts were slightly offset by a decrease in the realized copper price6. The realized gold price6 was $2,657 per ounce for Q4 2024, compared to $2,494 per ounce in Q3 2024, while the realized copper price6 decreased to $3.96 per pound from $4.27 per pound in Q3 2024. The decrease in gold cost of sales per ounce7 was mainly due to the changes in sales mix across the portfolio partially offset by higher royalties due to an increase in the realized gold price6 ($9/oz impact), while the lower copper cost of sales per pound7 was primarily due to higher grades processed, higher recoveries and the benefit of diluting the fixed costs over more production at Lumwana. Notwithstanding the higher production, gold sales volumes were slightly lower than Q3 2024 reflecting the restrictions placed by the Government of Mali during Q4 2024 on our ability to ship and sell gold from Loulo-Gounkoto, partially offset by higher gold production and sales across the rest of the portfolio. Adjusted net earnings6 would have been higher still in the absence of these restrictions.
Refer to page 59 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings6 - 2024 versus 2023
Net earnings for the year ended December 31, 2024 were $2,144 million compared to $1,272 million in the prior year. The increase was primarily due to:
■long-lived asset impairment reversals of $655 million at Lumwana and $437 million at Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto of $484 million, as described above;
■the removal of significant tax adjustments of $220 million occurring in 2023, related to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets;
and
■a long-lived asset impairment of $280 million at Long Canyon occurring in 2023; partially offset by
■a gain of $352 million related to the reopening of the Porgera mine, occurring in 2023; and
■other expense adjustments of $249 million in 2024 which mainly related to a payment to the Government of Mali to advance negotiations; a customs and royalty settlement at Tongon; interest and penalties recognized relating to the settlement of the Zaldívar Tax Assessments in Chile; a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $2,213 million for the year ended December 31, 2024 was $746 million higher than 2023. This result for 2024 was the highest adjusted net earnings6 since 2013. The increase in adjusted net earnings6 relative to 2023 was primarily due to a higher realized gold price6, partially offset by an increase in gold cost of sales per ounce7 and lower gold sales volumes. The realized gold price6 was $2,397 per ounce in 2024 compared to $1,948 per ounce in 2023. The increase in gold cost of sales per ounce7 was primarily due to lower production across the portfolio (resulting in reduced fixed cost dilution) together with higher electricity consumption, plant maintenance costs, and gas prices at Pueblo Viejo; lower grades processed and lower recoveries at Carlin; and higher royalties across all sites due to the increase in the realized gold price6 ($23/oz impact). Lower gold sales volumes were largely driven by Cortez and Carlin. At Cortez, this was due to lower leach ore mined at the Crossroads open pit and lower oxide ore mined from Cortez Hills underground, in line with the mine sequence, and at Carlin due to lower grades processed, lower recoveries and the reduction in open pit tonnes mined. These impacts were combined with the restrictions placed by the Government of Mali during Q4 2024 on our ability to ship and sell gold at Loulo-Gounkoto, partially offset by increased production and sales at Porgera following the ramp-up of operations in 2024.
Refer to page 59 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting operating cash flow and free cash flow6 - Q4 2024 versus Q3 2024
In Q4 2024, we generated $1,392 million in operating cash flow, compared to $1,180 million in Q3 2024. The increase of $212 million was primarily due to a higher realized gold price6 and a decrease in both gold total cash costs per ounce6 and copper C1 cash costs per pound6. These impacts were slightly offset by a decrease in the realized copper price6. Operating cash flow was further impacted by a favorable working capital movement, mainly in accounts receivable and accounts payable. These results were partially offset by an increase in cash taxes paid and higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters. Operating cash flow in Q4 2024 was also negatively impacted by the restrictions placed by

BARRICK YEAR-END 2024	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
the Government of Mali on our ability to ship and sell gold (for more detail, refer to note 35 of the Financial Statements).
Free cash flow6 for Q4 2024 was $501 million, compared to $444 million in Q3 2024, reflecting higher operating cash flows, partially offset by higher capital expenditures. In Q4 2024, capital expenditures on a cash basis were $891 million compared to $736 million in Q3 2024 primarily due to higher project capital expenditures6 including down payments on the order of long lead items for the Lumwana Super Pit Expansion project, which includes the mining fleet.

Factors affecting operating cash flow and free cash flow6 - 2024 versus 2023
For the year ended December 31, 2024, we generated $4,491 million in operating cash flow, compared to $3,732 million in the prior year. The increase of $759 million was primarily due to a higher realized gold price6, partially offset by lower gold sales volumes and an increase in gold total cash costs per ounce6. Operating cash flow was further impacted by higher cash taxes paid relative to 2023. Operating cash flow in 2024 was also negatively impacted by the restrictions placed by the Government of Mali on our ability to ship and sell gold (for more detail, refer to note 35 of the Financial Statements).
For 2024, we generated free cash flow6 of $1,317 million compared to $646 million in the prior year. The increase primarily reflects higher operating cash flows, slightly offset by higher capital expenditures. In 2024, capital expenditures on a cash basis were $3,174 million compared to $3,086 million in the prior year, mainly due to higher minesite sustaining capital expenditures6, partially offset by lower project capital expenditures6. Higher minesite capital expenditures6 were driven by increased capitalized stripping at Lumwana and the purchase of the Komatsu-930 truck fleet at Carlin. Project capital expenditures6 were lower as the Pueblo Viejo plant expansion project and TS Solar Project at NGM were substantially completed in 2023, partially offset by early works expenditure at Reko Diq and the down payments on the order of long lead items for the Lumwana Super Pit Expansion project, which includes the mining fleet.

Key Business Developments
Loulo-Gounkoto Temporary Shutdown
The Company and the Government of Mali have been engaged in an ongoing dispute in connection with the existing mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) (together, the “Conventions”).

On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to ICSID in accordance with the provisions of their respective Conventions. On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations.
As described in note 21 of the Financial Statements, we recorded a goodwill impairment of $484 million in Q4 2024. For more information, refer to note 35 of the Financial Statements.

Share Buyback Program
At the February 11, 2025 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $1 billion of Barrick’s outstanding common shares over the next 12 months. Barrick repurchased $498 million of shares in 2024 under its prior share buyback program, which was announced on February 14, 2024, and terminated in connection with the new program.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Nevada Gold Mines Management Change
On August 9, 2024, Henri Gonin was appointed Managing Director for Nevada Gold Mines, succeeding Peter Richardson, the former Executive Managing Director, Nevada Gold Mines, who departed from Barrick at the end of Q2 2024. Mr. Gonin has over 30 years of experience in the mining industry, including 13 years working for Barrick in Nevada where he most recently held the role of Head of Operations for Nevada Gold Mines. Mr Gonin will work with Christine Keener, Chief Operating Officer, North America, and Mark Bristow, Barrick’s President and Chief Executive Officer and the Chairman of Nevada Gold Mines, as we plan for the next phase of Nevada Gold Mines’ development.

BARRICK YEAR-END 2024	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlook for 2025

Operating Division Guidance
Our 2024 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6 and 2025 forecast gold and copper production, cost of sales, total cash costs6 and all-in sustaining costs6 ranges by operating division are as follows:

Operating Division	2024 attributable production (000s ozs)	2024 cost of sales[a] ($/oz)	2024 total cash costs[b] ($/oz)	2024 all-in sustaining costs[b] ($/oz)	2025 forecast attributable production (000s ozs)	2025 forecast cost of sales[a] ($/oz)	2025 forecast total cash costs[b] ($/oz)	2025 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)	775	1,429	1,187	1,730	705 - 785	1,470 - 1,570	1,140 - 1,220	1,630 - 1,730
Cortez (61.5%)[c]	444	1,402	1,046	1,441	420 - 470	1,420 - 1,520	1,050 - 1,130	1,370 - 1,470
Turquoise Ridge (61.5%)	304	1,615	1,238	1,466	310 - 345	1,370 - 1,470	1,000 - 1,080	1,260 - 1,360
Phoenix (61.5%)	127	1,687	765	1,031	85 - 105	2,070 - 2,170	890 - 970	1,240 - 1,340
Nevada Gold Mines (61.5%)	1,650	1,478	1,126	1,561	1,540 - 1,700	1,470 - 1,570	1,070 - 1,150	1,460 - 1,560
Hemlo	143	1,754	1,483	1,769	140 - 160	1,500 - 1,600	1,200 - 1,280	1,600 - 1,700
North America	1,793	1,500	1,155	1,578	1,680 - 1,860	1,470 - 1,570	1,080 - 1,160	1,480 - 1,580

Pueblo Viejo (60%)	352	1,576	1,005	1,323	370 - 410	1,540 - 1,640	910 - 990	1,280 - 1,380
Veladero (50%)	252	1,254	905	1,334	190 - 220	1,390 - 1,490	890 - 970	1,570 - 1,670
Porgera (24.5%)	46	1,423	1,073	1,666	70 - 95	1,510 - 1,610	1,210 - 1,290	1,770 - 1,870
Latin America & Asia Pacific	650	1,434	969	1,350	630 - 730	1,490 - 1,590	940 - 1,020	1,430 - 1,530

Loulo-Gounkoto (80%)[d]	578	1,218	828	1,304	—	—	—	—
Kibali (45%)	309	1,344	905	1,123	310 - 340	1,280 - 1,380	940 - 1,020	1,130 - 1,230
North Mara (84%)	265	1,266	989	1,274	230 - 260	1,370 - 1,470	1,020 - 1,100	1,400 - 1,500
Bulyanhulu (84%)	168	1,509	1,070	1,420	150 - 180	1,470 - 1,570	1,010 - 1,090	1,540 - 1,640
Tongon (89.7%)	148	1,903	1,670	1,867	110 - 140	1,790 - 1,890	1,570 - 1,650	1,660 - 1,760
Africa and Middle East	1,468	1,368	1,000	1,333	820 - 910	1,420 - 1,520	1,060 - 1,140	1,360 - 1,460

Total Attributable to Barrick[e,f,g]	3,911	1,442	1,065	1,484	3,150 - 3,500	1,460 - 1,560	1,050 - 1,130	1,460 - 1,560

	2024 attributable production (000s tonnes)	2024 cost of sales[a] ($/lb)	2024 C1 cash costs[b] ($/lb)	2024 all-in sustaining costs[b] ($/lb)	2025 forecast attributable production (000s tonnes)	2025 forecast cost of sales[a] ($/lb)	2025 forecast C1 cash costs[b] ($/lb)	2025 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	123	2.94	2.23	3.85	125 - 155	2.30 - 2.60	1.60 - 1.90	2.80 - 3.10
Zaldívar (50%)	40	4.09	3.04	3.58	40 - 45	3.60 - 3.90	2.70 - 3.00	3.50 - 3.80
Jabal Sayid (50%)	32	1.77	1.37	1.56	25 - 35	2.00 - 2.30	1.60 - 1.90	1.80 - 2.10
Total Copper[e,f,g]	195	2.99	2.26	3.45	200 - 230	2.50 - 2.80	1.80 - 2.10	2.80 - 3.10
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Includes Goldrush.
d.As a result of the temporary suspension of operations at Loulo-Gounkoto, we have excluded Loulo-Gounkoto from our 2025 production guidance (refer to page 9 for more information). We expect to update our guidance to include Loulo-Gounkoto when we have greater certainty regarding the timing for the restart of operations.
e.Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
f.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total.
g.Includes corporate administration costs.

BARRICK YEAR-END 2024	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Operating Division, Consolidated Expense and Capital Guidance
Our 2024 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures and 2025 forecast gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2024 Guidance[a]	2024 Actual	2025 Guidance[a]
Gold production
Production (millions of ounces)	3.90 - 4.30	3.91	3.15 - 3.50
Gold cost metrics
Cost of sales - gold ($ per oz)	1,320 - 1,420	1,442	1,460 - 1,560
Total cash costs ($ per oz)[b]	940 - 1,020	1,065	1,050 - 1,130
Depreciation ($ per oz)	340 - 370	336	370 - 400
All-in sustaining costs ($ per oz)[b]	1,320 - 1,420	1,484	1,460 - 1,560
Copper production
Production (thousands of tonnes)	180 - 210	195	200 - 230
Copper cost metrics
Cost of sales - copper ($ per lb)	2.65 - 2.95	2.99	2.50 - 2.80
C1 cash costs ($ per lb)[b]	2.00 - 2.30	2.26	1.80 - 2.10
Depreciation ($ per lb)	0.90 - 1.00	0.91	0.75 - 0.85
All-in sustaining costs ($ per lb)[b]	3.10 - 3.40	3.45	2.80 - 3.10
Exploration and project expenses	400 - 440	392	330 - 370
Exploration and evaluation	180 - 200	190	220 - 240
Project expenses	220 - 240	202	110 - 130
General and administrative expenses	~180	115	~160
Corporate administration	~130	95	~120
Stock-based compensation[c]	~50	20	~40
Other expense (income)	70 - 90	214	70 - 90
Finance costs, net	260 - 300	232	270 - 310
Attributable capital expenditures[d]
Attributable minesite sustaining[b,d]	1,550 - 1,750	1,773	1,400 - 1,650
Attributable project[b,d]	950 - 1,150	804	1,700 - 1,950
Total attributable capital expenditures[d]	2,500 - 2,900	2,607	3,100 - 3,600
a.As a result of the temporary suspension of operations at Loulo-Gounkoto, we have excluded Loulo-Gounkoto from our 2025 production guidance (refer to page 9 for more information). We expect to update our guidance to include Loulo-Gounkoto when we have greater certainty regarding the timing for the restart of operations. Guidance ranges also exclude Long Canyon which is producing incidental ounces from the leach pad while in closure.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.2024 actual results are based on a US$15.71 share price and 2025 guidance is based on a one-month trailing average ending December 31, 2024 of US$16.39 per share.
d.Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu, our 45% share of Kibali, our 50% share of Zaldívar, Jabal Sayid, and our 24.5% share of Porgera. Total attributable capital expenditures for 2024 actual results also includes capitalized interest of $30 million.

2025 Guidance Analysis
Estimates of future production, cost of sales per ounce7, total cash costs per ounce6 and all-in sustaining costs per ounce6 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Gold Production
As a result of the temporary suspension of operations at Loulo-Gounkoto, we have excluded Loulo-Gounkoto from our 2025 production guidance (refer to page 9 for more information). We expect to update our guidance to include Loulo-Gounkoto when we have greater certainty regarding the timing for the restart of operations.
Excluding Loulo-Gounkoto, we expect 2025 gold production to be in the range of 3.15 to 3.5 million ounces, compared to our actual 2024 gold production of 3.91 million ounces (or 3.33 million ounces on a like for like basis if Loulo-Gounkoto is excluded from 2024). We expect Pueblo Viejo, Turquoise Ridge, Porgera and Kibali to deliver higher year-over-year performances, together with stable delivery across Carlin and Cortez. At Veladero and Phoenix, we expect 2025 production to be lower than 2024.
Across the four quarters of 2025, the Company’s gold production is expected to be the lowest in Q1 (between 700-750koz) and highest in Q4 due to the timing of shutdowns, the Goldrush ramp-up and mine sequencing across the NGM sites, the 35 day shutdown for de-bottlenecking work needed at Pueblo Viejo in Q1 as previously disclosed, and grade variability at Kibali driven by the mine plan. This trend is partially offset by Veladero and North Mara where production is slightly weighted to the first half of the year. This is expected to result in an approximately 46% / 54% split of the Company’s total gold production between the first half and second half of the

BARRICK YEAR-END 2024	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
year, respectively. We expect to update the above commentary when we have greater certainty regarding the timing for the restart of operations at Loulo-Gounkoto.

Gold Cost of Sales per Ounce7
Loulo-Gounkoto has also been removed from our 2025 cost guidance for the reasons referred to above. On a per ounce basis, cost of sales applicable to gold7, after removing the portion related to non-controlling interests, is expected to be in the range of $1,460 to $1,560 per ounce in 2025, compared to the 2024 actual result of $1,442 per ounce.
Costs are expected to be marginally higher than 2024 which is a combination of higher depreciation and the impact of higher costs at certain operations as described further in the Gold Total Cash Costs per Ounce6 section immediately below.

Gold Total Cash Costs per Ounce6
Total cash costs per ounce6 in 2025 are expected to be in the range of $1,050 to $1,130 per ounce, compared to the 2024 actual result of $1,065 per ounce.
In North America, our 2025 guidance for total cash costs per ounce6 for NGM of $1,070 to $1,150 per ounce compares to the 2024 actual result of $1,126 per ounce. Lower unit costs at Turquoise Ridge driven by the higher expected production volumes are partially offset by higher costs at Phoenix, which are in turn driven by lower production volumes, producing a relatively consistent outcome relative to 2024.
In Latin America & Asia Pacific, total cash costs per ounce6 at Pueblo Viejo are expected to be lower compared to 2024, driven by higher production.
For Africa and Middle East (excluding Loulo-Gounkoto for the reasons described above), total cash costs per ounce6 are expected to be $1,060 to $1,140 per ounce, which is an increase compared to 2024 mainly driven by higher costs at Kibali following the introduction of new duties which includes a customs duty of 3% relating to gold exports pursuant to the new finance law enacted in the DRC (refer to page 33 for more details).

Gold All-In Sustaining Costs per Ounce6
All-in sustaining costs per ounce6 in 2025 are expected to be in the range of $1,460 to $1,560 per ounce, compared to the 2024 actual result of $1,484 per ounce. This is based on the expectation that minesite sustaining capital expenditures6 on a per ounce basis will be slightly higher than 2024 (refer to Capital Expenditures commentary below for further detail).

Copper Production and Costs
We expect 2025 copper production to be in the range of 200 to 230 thousand tonnes, compared to actual production of 195 thousand tonnes in 2024. Production is expected to be more evenly spread over the last three quarters with Q1 being the lowest quarter of the year mainly driven by grade at Lumwana as per the mine plan.
In 2025, cost of sales applicable to copper7 is expected to be in the range of $2.50 to $2.80 per pound, which compares to the actual result of $2.99 per pound for 2024. C1 cash costs per pound6 guidance of $1.80 to $2.10 per pound for 2025 compares to the 2024 actual result of $2.26 per pound, mainly driven by lower costs at Lumwana resulting from higher production and operating efficiencies partially offset by higher costs at Jabal Sayid. Copper all-in sustaining costs per pound6 guidance of $2.80 to $3.10 for 2025 compares to the actual result of $3.45 in 2024.

Exploration and Project Expenses
We expect to incur approximately $330 to $370 million of exploration and project expenses in 2025. This is lower than our 2024 guidance range, and lower than the 2024 actual result of $392 million as detailed below.
Within this range, we expect our exploration and evaluation expenditures in 2025 to be approximately $220 to $240 million. This is higher than the 2024 actual result of $190 million driven by an increase in spending at Barrick’s 100% owned Fourmile project where we expect to spend $75 to $85 million for the 2025 year. This spend on exploration and evaluation expenditures will continue to support our resource and reserve conversion over the coming years continuing our record of replacing the reserves we mine.
We also expect to incur approximately $110 to $130 million of project expenses in 2025, compared to $202 million in 2024. The key driver of this decrease is that following the completion of the feasibility study update for the Reko Diq project in Pakistan, future amounts spent on the project will be capitalized. The expected expenditure for 2025 relates to Donlin, Pascua-Lama as well as project evaluation costs across the rest of the portfolio, particularly in the Latin America & Asia Pacific region.

General and Administrative Expenses
In 2025, we expect corporate administration costs to be approximately $120 million given our track record over the last six years of consistently delivering costs below the guidance.
Separately, stock-based compensation expense in 2025 is expected to be approximately $40 million based on a share price assumption of $16.39 noting that the actual outcome will be impacted by the share price movements over the course of the 2025 year.

Finance Costs, Net
In 2025, our guidance range for net finance costs of $270 to $310 million primarily represents interest expense on long-term debt, non-cash interest expense relating to the gold and silver streaming agreements at Pueblo Viejo, and accretion, net of finance income. This guidance for 2025 is higher than the actual result for 2024 of $232 million, and reflects our expectation that market interest rates will on average be lower relative to 2024, translating to lower interest income earned on our cash balance. Interest expense incurred on our bonds is at a fixed rate and consequently does not change with market interest rates.

Capital Expenditures
Total attributable gold and copper capital expenditures for 2025 are expected to be in the range of $3,100 to $3,600 million excluding Loulo-Gounkoto. This is higher than the actual spend for the 2024 year of $2,607 million driven by the advancement of the Lumwana Super Pit Expansion project and our expectation that the Reko Diq project will also proceed into execution once the project financing has closed. Inclusive of these two major projects, we expect attributable project capital expenditures6 to be in the range of $1,700 to $1,950 million in 2025, which is higher than our actual expenditures of $804 million in 2024. Across the Company’s gold assets, the material growth projects relate to the new Naranjo tailings facility at Pueblo Viejo (around

BARRICK YEAR-END 2024	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
$200 million spend in 2025), the Goldrush ramp-up at Cortez and the Ren project at Carlin.
Attributable minesite sustaining capital expenditures6 for 2025 are expected to be in the range of $1,400 to $1,650 million, which compares to the actual spend for 2024 of $1,773 million. The guidance range for 2025 is split between our gold assets excluding Loulo-Gounkoto ($1,100 to $1,300 million) and copper assets ($300 to $350 million). Compared to the prior year, minesite sustaining capital expenditures6 in 2025 are expected to be approximately $50 million lower across the Company’s gold assets, with most of this due to the exclusion of Loulo-Gounkoto. In addition to this, minesite sustaining capital expenditures6 are expected to be higher at Veladero due to increased capitalized stripping and at Pueblo Viejo due to higher expenditure on the existing Llagal tailings facility. Minesite sustaining capital expenditures6 at NGM are expected to be approximately $60 million lower compared to 2024.

Effective Income Tax Rate
Based on a gold price assumption of $2,400/oz, our expected effective tax rate range for 2025 is 26% to 30%. The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper prices, the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

Outlook Assumptions and Economic Sensitivity Analysis

	2025 Guidance Assumption	Hypothetical Change	Consolidated impact on EBITDA[a] (millions)	Attributable impact on EBITDA[a] (millions)	Attributable impact on TCC and AISC[a]

Gold price sensitivity	$2,400/oz	+/- $100/oz	‘+/-$450	‘+/-$320	‘+/-$5/oz
Copper price sensitivity	$4.00/lb	‘+/-$0.25/lb	‘+/- $120	‘+/- $120	‘+/-$0.01/lb
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.

Sustainability
Sustainability, including our license to operate, is entrenched in our DNA: our sustainability strategy is our business plan.
Barrick’s vision for sustainability is underpinned by the knowledge that sustainability aspects are interconnected and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. We must tackle all sustainability aspects holistically and concurrently to make meaningful progress in any single aspect. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance
The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1)
regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board's ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, community relations and development and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.
Incentive payments for senior leaders under Barrick’s Partnership Plan are tied to Sustainability performance. For 2024, this comprised a 15% weighting under the annual incentive program based on our annual safety and environment performance, and a 20% weighting under our Long-Term Company Scorecard linked to the assessment of our industry-first Sustainability Scorecard. As we strive for ongoing strong performance, the Sustainability Scorecard targets and metrics are updated annually. The results of the 2024 Sustainability Scorecard will be published in the Annual Report and Sustainability Report during the first half of 2024. The E&S Committee tracks our progress against all metrics on a quarterly basis.

Human rights
Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the

BARRICK YEAR-END 2024	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
expectations of the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.
We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to private and public security forces across our sites. During 2024, independent human rights assessments were undertaken at the following sites: North Mara in Tanzania; Lumwana in Zambia, Reko Diq in Pakistan and Pueblo Viejo in Dominican Republic. The planned independent human rights assessment at Porgera in Papua New Guinea was postponed due to security challenges in the country.
In June 2024, Barrick published a detailed response to a widely circulated “Joint Communication” from the UNHRC Special Procedures Branch making allegations regarding, predominantly, police conduct in the areas related to the North Mara gold mine in Tanzania. These allegations were unsubstantiated in the Joint Communication. Barrick has made its fulsome response publicly available to address both the contents of the Joint Communication, as well as to ensure transparency in how these risks are managed. No response has been received to date from the UNHRC, or any of the Special Rapporteurs.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Everyone to go home safe and healthy every day.”
Our Management-Level Safety Committee continues to drive the implementation of the “Journey to Zero” initiative. The current priority is the roll out and training of the revised and standardized Fatal Risks and associated operating standards.
We report our safety performance quarterly as part of both our E&S Committee meetings and our reports to the ESG & Nominating Committee. Our safety performance is the first item on our weekly Executive Committee review meeting.
As part of our Journey to Zero, we have identified four key elements in developing a culture that fosters a strong and effective focus on safety: (1) Leadership and Culture, (2) Zero Fatalities, (3) Risk Management, and (4) Prevention of Injuries.
Overall, our three regions saw an improvement in their safety performance over the prior year, in both TRIFR and LTIFR. The TRIFR8 of 0.91 improved by 20% compared to 2023 and the severity of injuries has been reduced significantly, as evidenced by a 48% decrease in LTIFR8 from the prior year to 0.12.
Notwithstanding these positive improvements on the lagging indicators, it is with regret that these advancements were overshadowed by three fatalities that occurred during 2024; one at North Mara and two at Kibali. Two of the incidents are related to the Fatal Risk of Stored Energy and the other is related to Mobile Equipment. Our focus remains on the Fatal Risk Management program, entailing Fatal Risk standards and critical controls. Emphasis is on the Critical Control Verifications in the field, which are being completed by frontline line supervisors and managers, who the responsibility to stop unsafe work if controls are not in place.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but more importantly because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:
The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, governments and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.
Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. Our annual Tax Contribution Report, most recently published in May 2024, sets out, in detail, our economic contributions to host governments.
Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.
Our community development spend for 2024 was more than $48 million.

Environment
We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. We can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships by being responsible stewards of the environment. This includes applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste, as well as working to protect biodiversity. Environmental matters such as how we use water, prevent incidents, manage tailings,

BARRICK YEAR-END 2024	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
respond to changing climate and protect biodiversity are key areas of focus.
We maintained our strong track record of stewardship and did not record any Class 19 environmental incidents in 2024.

Climate Change
The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.
We are acutely aware of the impacts that climate change and extreme weather events have on our host communities and countries, particularly developing nations which are often the most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to a changing climate and extreme weather events, as well as position ourselves for new opportunities. These factors continue to be incorporated into our formal risk assessment process. We have identified several risks and opportunities for our business including: physical impacts of extreme weather events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.
The risk assessment process includes scenario analysis, which has been rolled out to all our Tier One Gold Assets1, to assess site-specific climate related risks and opportunities. The key findings and a summary of this asset-level physical and transitional risk assessment were disclosed as part of our CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires, submitted to CDP in October 2024.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production and reduce our costs.
We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socioeconomic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. The detailed roadmap was first published in our 2021 Sustainability Report and includes committed capital projects and projects under investigation that rely on technological advances, with a progress summary contained in the 2023 Sustainability Report.
We continue to progress our extensive work across our value chain in understanding our Scope 310 (indirect emissions associated with the value chain) emissions and implementing our engagement roadmap to enable our key suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.

Improve our disclosure on climate change
Our disclosure on climate change, including in our Sustainability Report and on our website, is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world, including the International Sustainability Standards Board’s S2 Climate-related Disclosures standard. In addition, we complete the annual CDP Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions
Barrick’s interim GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.
Our GHG emissions reduction target is grounded in science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction targets with context-based site-specific emissions reduction targets.
During the fourth quarter of 2024, the Group's total Scope 1 and 210 (location-based) GHG emissions were 1,866 kt CO2-e. The preliminary 2024 annual emissions are 7,30511 (location-based), and 5% above 2023 levels due predominantly to the restart of Porgera, and emissions from the TS Power Plant at NGM, which underwent maintenance in Spring of 2023 and reduced 2023’s emissions comparatively.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy and standalone Water Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.
Understanding the water stress in the regions in which we operate enables us to better understand the risks

BARRICK YEAR-END 2024	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the Group risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We set an annual water recycling and reuse target of 80%. Our water recycling and reuse rate for Q4 2024 and the year was approximately 85%.

Tailings
We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We disclosed our conformance to the GISTM for all Extreme and Very High consequence facilities on the Barrick website in August 2023, within the GISTM disclosure timeframe. All of our sites that are classified as Very High or Extreme consequence are in conformance with the GISTM. We continue to progress with our conformance for lower consequence facilities in accordance with the GISTM and disclosures for lower consequence facilities will be completed by August 2025, also in accordance with the GISTM.

Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our BAPs. The BAPs outline our strategy to achieve no-net loss for all key biodiversity features and their associated management plans.

Market Overview
The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow6 for our shareholders.

Gold
The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2024, the gold price ranged from $1,984 per ounce to an all-time high of $2,790 per ounce. The average market price for the year of $2,386 per ounce also represented an all-time annual high, and a 23% increase from the 2023 average of $1,941 per ounce.
During the year, the gold price rose strongly, reaching all-time high nominal and average prices, as inflation pressures eased and benchmark interest rates were cut, while the global economic outlook remained uncertain and geopolitical conflicts persisted. This occurred despite an increase in the trade-weighted US dollar, underscoring gold’s role as a safe haven investment and store of value.

AVERAGE MONTHLY SPOT GOLD PRICES
(dollars per ounce)
Copper
During 2024, London Metal Exchange copper prices traded in a range of $3.69 per pound to an all-time high of $5.04 per pound, averaged $4.15 per pound, and closed the year at $3.95 per pound. Copper prices are heavily influenced by physical demand from emerging markets, especially China.
Copper prices in 2024 were impacted by reductions in benchmark interest rates made possible by a moderation of inflationary pressures along with continued supply disruptions, tempered by an increase in the trade-weighted US dollar.

AVERAGE MONTHLY SPOT COPPER PRICES
(dollars per pound)
We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2024, we recorded 63 million pounds of copper sales still subject to final price settlement at an average provisional price of $4.04 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $25 million, holding all other variables constant.

Currency Exchange Rates
The results of our mining operations outside of the United States are affected by fluctuations in exchange rates. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. We also have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South

BARRICK YEAR-END 2024	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
African rand, and British pound through mine operating and capital costs. In addition, we also have exposure to the Pakistani rupee through project costs and capital costs on Reko Diq.
Fluctuations in these exchange rates increase the volatility of our costs reported in US dollars. In 2024, the Australian dollar traded in a range of $0.62 to $0.69 against the US dollar, while the US dollar against the Canadian dollar and West African CFA franc ranged from $1.32 to $1.45 and XOF 585 to XOF 635, respectively. Due to inflationary pressures in Argentina and the actions of the government, there was a continued weakening of the Argentine peso during the year and it ranged from ARS 810 to ARS 1,031. During 2024, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2024 beyond spot requirements.

Fuel
For 2024, the price of WTI crude oil traded in a range between $65 and $88 per barrel, with the market price averaging $76 per barrel, and closing the year at $72 per barrel. Oil prices were impacted by the strength of the trade-weighted US dollar, concerns about global economic growth, managed supply, and geopolitical concerns, including the ongoing invasion of Ukraine by Russia and the conflicts in the Middle East.

AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI)
(dollars per barrel)
During 2024, we did not have any fuel hedge positions, and are unhedged against fuel exposures as at December 31, 2024.

US Dollar Interest Rates
In response to inflationary pressure, the US Federal Reserve raised benchmark interest rates during 2022 and 2023 to a range of 5.25% to 5.50% by the end of 2023. During 2024, as those inflationary pressures eased, benchmark interest rates were cut by a total of 100 bps to a range of 4.25% to 4.50% by the end of the year. Changes to monetary policy in 2025 will be dependent on economic data to be observed during the year.
At present, our interest rate exposure mainly relates to interest income received on our cash balances ($4.1 billion at December 31, 2024); the carrying value of certain non-current assets and liabilities; and the interest payments on our variable-rate debt ($0.1 billion at December 31, 2024). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of our debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

Reserves and Resources12
For full details of our mineral reserves and mineral resources, refer to page 83 of the Fourth Quarter 2024 Report.

Gold Reserves and Resources
Barrick’s 2024 gold mineral reserves and resources are estimated using a gold price assumption of $1,400 and $1,900 per ounce, increased from $1,300 and $1700 in 2023 respectively, except at Tongon and Hemlo open pit, where mineral reserves were estimated using a gold price assumption of $1,650 per ounce. Both are reported to a rounding standard of two significant digits for tonnes and metal content, with grades reported to two decimal places.
As of December 31, 2024, Barrick’s proven and probable gold mineral reserves were 89 million ounces13 at an average grade of 0.99 g/t, increasing from 77 million ounces14 at an average grade of 1.65 g/t in 2023. Year-over-year, attributable mineral reserves have increased by 17.4 million ounces15 before 2024 depletion of 4.6 million ounces15. The year-on-year change was led by the conversion of Reko Diq resources to mineral reserves, adding 13 million ounces13 of gold at 0.28 g/t on an attributable basis, following the completion of the feasibility study.
Significantly, before the addition of Reko Diq, Barrick delivered a fourth consecutive year of replacing annual depletion at a 4% higher grade, further extending the life of our existing operations. Since year-end 2019, Barrick has successfully delivered replacement of over 180%15 of the Company’s gold mineral reserve depletion, adding almost 46 million ounces15 of attributable proven and probable mineral reserves or 77 million ounces15 of proven and probable mineral reserves on a 100% basis (excluding both acquisitions and divestments).

ATTRIBUTABLE CONTAINED GOLD RESERVES13,14,a
(Moz)
a Figures rounded to two significant digits.

Barrick attributable measured and indicated gold resources for 2024 remain consistent year-on-year at 180 million ounces13 at 1.06 g/t, with a further 41 million ounces13 at 0.9 g/t of inferred resources, up 5% from 2023. Mineral resources are reported inclusive of mineral reserves and

BARRICK YEAR-END 2024	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
both tonnes and metal content are reported to a rounding standard of two significant digits for tonnes and metal content. Measured and indicated mineral resource grades are reported to two decimal places, whilst inferred mineral resource grades are reported to one decimal place.
Gold mineral reserves in the Africa & Middle East region, after annual depletion, grew to 19 million ounces13 at 3.35 g/t in 2024 from 18.8 million ounces14 at 3.24 g/t in 2023. This was predominantly driven by both Bulyanhulu and Loulo-Gounkoto, with extensions of the high-grade Reef 2 and Yalea underground orebodies respectively, combined with growth of the Faraba open pit. Overall, this delivered a 2.3 million ounce13 increase in attributable proven and probable mineral reserves across the region, before depletion. North Mara also contributed to the strong results through the extension of the Gokona underground and Gena open pit. At Kibali, the ongoing conversion drilling in the 9000 and 11000 lodes in KCD underground replaced 98% of depletion, with ongoing development to establish further underground drill platforms for 2025.
The Latin America & Asia Pacific region replaced 115% of the regional 2024 gold mineral reserve depletion before the addition of Reko Diq. This was led by Pueblo Viejo which added 0.78 million ounces13 to attributable proven and probable mineral reserves before depletion as a result of additional pit design pushbacks unlocked by the additional TSF capacity in the new Naranjo facility. Porgera grew attributable gold mineral reserves by 22% year-on-year with the successful conversion of the open pit Link cutback adjacent to the West Wall cutback.
In North America, the ongoing growth programs at Turquoise Ridge, Leeville Underground in Carlin and the Reona cut-back in Phoenix, added 1.54 million ounces13 of gold to proven and probable mineral reserves on an attributable basis before annual depletion, which were partially offset by reductions in Cortez driven by metallurgical model updates at Crossroads and Robertson. This resulted in attributable proven and probable mineral reserves for the region of 30 million ounces13 at 2.71 g/t, representing a more than 10% increase in the grade year-over-year (2.45 g/t in 2023) as a result of the high-grade growth additions and reductions of low-grade at Cortez. At the same time, attributable gold measured and indicated mineral resources for the region now stands at 66 million ounces13 at 2.18 g/t, due to the removal of Long Canyon mineral resources, as the site is planned to progress into full closure during 2025. Meanwhile, attributable inferred gold mineral resources for the region grew to 21 million ounces13 at 3.3 g/t, driven by Fourmile’s mineral resource growth in the southernmost portion of the orebody immediately adjacent to the existing Goldrush mine. Looking forward to 2025, Barrick plans to commence prefeasibility-study drilling at Fourmile16, at the end of the first quarter of 2025, targeting continued extension of the mineral resource along strike to the north, while also completing the foundational studies for the planned Bullion Hill northern access portal.

Copper Reserves and Resources
For Barrick-operated assets, copper mineral reserves for 2024 are estimated using a copper price of $3.00 per pound15, consistent with 2023. Copper mineral resources for 2024 are estimated using a price of $4.00 per pound15 also consistent with 2023. Both are reported to a rounding standard of two significant digits, for tonnes and metal content, with grades reported to two decimal places.
Attributable proven and probable copper mineral reserves grew by 224% year-on-year on an attributable basis, at more than 13% higher grade to 18 million tonnes of copper15 at 0.45%, from 5.6 million tonnes of copper15 at 0.39% in 2023. This resulted from the completion of the Lumwana and Reko Diq feasibility studies affirming both as Tier One Copper Projects3. The Lumwana Super Pit Expansion feasibility study added 5.5 million tonnes of copper15 mineral reserves to the project, resulting in proven and probable copper mineral reserves of 8.3 million tonnes of copper15 at 0.52%. The Reko Diq feasibility study added 7.3 million tonnes of copper15 at 0.48% to attributable copper mineral reserves. This represents an addition of more than 20 million tonnes15 of proven and probable copper mineral reserves on a 100% basis since 2023.

ATTRIBUTABLE CONTAINED COPPER RESERVES13,14,a
(M tonnes)
a Figures rounded to two significant digits.

Barrick’s attributable measured and indicated for 2024 stands at 24 million tonnes of copper13 at 0.39%, with a further 3.9 million tonnes of copper13 at 0.3% of inferred resources, reflecting the conversion and upgrade of copper mineral resources at Lumwana. Mineral resources are reported inclusive of mineral reserves and both tonnes and metal content are reported to a rounding standard of two significant digits for tonnes and metal content. Measured and indicated mineral resource grades are reported to two decimal places, whilst inferred mineral resource grades are reported to one decimal place.
2024 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product.

BARRICK YEAR-END 2024	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Risks and Risk Management
Overview
The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. To achieve this, we:
■maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
■integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
■actively monitor key controls we rely on to achieve the Company’s objectives so they remain in place and are effective at all times; and
■provide assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Board and Committee Oversight
We maintain strong risk oversight practices, with responsibilities outlined in the mandates of the Board and related committees. The Board’s mandate is clear on its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.
The Audit & Risk Committee assists the Board in overseeing the Company’s management of principal risks and the implementation of policies and standards for monitoring and modifying such risks, as well as monitoring and reviewing the Company’s financial position and financial risk management programs. The ESG & Nominating Committee assists the Board in overseeing the Company’s policies and performance for its environmental, health and safety, corporate social responsibility and human rights programs. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance, including with respect to climate change and water.

Management Oversight
Our weekly Executive Committee Review is the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. Additionally, our most senior management-level body dedicated to sustainability is the E&S Committee which meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. At every quarterly meeting, the ESG & Nominating Committee and the Audit & Risk Committee are provided with updates on the key issues identified by management at these regular sessions.

Principal Risks
The following subsections describe some of our key sources of uncertainty and critical risk mitigation activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A.

Risk Factor	Risk Mitigation Strategy
Free cash flow[6] and costs
Our ability to improve productivity, drive down operating costs and optimize working capital remains a focus in 2025 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations.

■Maximizing the benefit of higher gold prices through agile management and operational execution;
■Weekly Executive Committee Review to identify, assess and respond to risks in a timely manner;
■Enabling simplification and agile decision making through optimization of business systems;
■Supply Chain is decentralized to the operations with a centralized Strategic Sourcing Group and is focused on mitigating the risks of rising costs and supply chain disruption;
■Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;
■Continued enhancement and testing of controls to prevent, detect and respond to potential cyber-attacks; and
■A flat, operationally focused, agile management structure with a tenet in ownership culture.

BARRICK YEAR-END 2024	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Risk Factor	Risk Mitigation Strategy
Social license to operate
At Barrick, we are committed to building, operating and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick also recognizes climate change as an area of risk requiring specific focus and that reducing GHG emissions to counter the causes of climate change requires strong collective action by the mining industry.
■Our commitment to responsible mining is supported by a robust governance framework, including an overarching Sustainable Development Policy and related policies in the areas of Biodiversity, Conflict-Free Gold, Social Performance, Occupational Health and Safety, Environment and Human Rights;
■Use of our Sustainability Scorecard to track sustainability performance using key performance indicators aligned to priority areas set out in our strategy;
■Mandatory training on our Code of Business Conduct and Ethics as well as supporting policies which set out the ethical behavior expected of everyone working at, or with, Barrick;
■We take a partnership approach with our host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;
■Standalone, independent Human Rights Assessment Program whereby each site is assessed on a periodic cycle of two to three years, depending on the risk level and the number and level of identified risks to the rightsholder;
■Established CDCs at all our operating mines to identify community needs and priorities and to allocate funds to those initiatives most needed and desired by local stakeholders;
■We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits and annual human rights impact assessments;
■We published site-level TSF disclosures, in accordance with Principle 15 of the GISTM, for all of the Company’s facilities classified as ‘Very High’ and ‘Extreme’ consequence, in conformance with the requirements of the GISTM;
■Our climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce our impacts on climate change; and improve our disclosure on climate change;
■We continuously monitor developments around the world and work closely with our local communities on managing the impacts of health issues, such as Ebola or Mpox outbreaks, on our people and business; and
■We continuously review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook
Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2025 and beyond, our overriding objective of growing free cash flow[6] continues to be underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

■Focus on responsible mineral resource management, continuously improve ore body knowledge and add to reserves and resources;
■Consolidate and secure dominant land positions in favored operating districts and emerging new prospective geological domains;
■Focus on economically feasible discoveries with potential Tier One[1,3] status;
■Optimize the value of underdeveloped projects;
■Establish and develop motivated and highly agile discovery-driven teams; and
■Identify emerging opportunities and secure them through earn-in agreements or acquisition.

Financial position and liquidity
Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.
■Continued focus on generating positive free cash flow[6] by improving the underlying cost structures of our operations in a sustainable manner;
■Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, including our capacity to provide cash returns to shareholders, repurchase outstanding debt and shares, and formulate appropriate strategies;
■Review of debt and net debt levels to ensure appropriate leverage and monitor the market for liability management opportunities; and
■Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn Credit Facility, asset sales, joint ventures or the issuance of debt or equity securities.

BARRICK YEAR-END 2024	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Total tonnes mined (000s)	36,023	38,111	(5)%	155,626	167,641	(7)%	170,302
Open pit ore	4,428	5,002	(11)%	19,541	29,797	(34)%	24,540
Open pit waste	29,971	31,639	(5)%	130,049	132,323	(2)%	140,245
Underground	1,624	1,470	10%	6,036	5,521	9%	5,517
Average grade (grams/tonne)
Open pit mined	1.45	1.17	24%	1.11	1.03	8%	1.27
Underground mined	8.51	8.46	1%	8.47	8.99	(6)%	8.96
Processed	3.43	2.91	18%	2.84	1.98	43%	2.50
Ore tonnes processed (000s)	5,609	5,125	9%	23,959	35,590	(33)%	34,873
Oxide mill	2,006	1,970	2%	8,266	9,624	(14)%	11,964
Roaster	1,407	1,191	18%	5,293	4,993	6%	5,506
Autoclave	1,056	945	12%	4,235	3,636	16%	4,341
Heap leach	1,140	1,019	12%	6,165	17,337	(64)%	13,062
Recovery rate[b]	81%	83%	(2)%	82%	83%	(1)%	78%
Oxide Mill[b]	80%	78%	3%	79%	79%	0%	73%
Roaster	84%	86%	(2)%	85%	86%	(1)%	86%
Autoclave	74%	82%	(10)%	79%	82%	(4)%	67%
Gold produced (000s oz)	444	385	15%	1,650	1,865	(12)%	1,862
Oxide mill	99	75	32%	331	411	(19)%	350
Roaster	228	198	15%	850	891	(5)%	972
Autoclave	103	91	13%	373	386	(3)%	357
Heap leach	14	21	(33)%	96	177	(46)%	183
Gold sold (000s oz)	435	387	12%	1,646	1,860	(12)%	1,856
Revenue ($ millions)	1,177	1,008	17%	4,069	3,721	9%	3,428
Cost of sales ($ millions)	643	612	5%	2,459	2,528	(3)%	2,275
Income ($ millions)	525	383	37%	1,567	1,145	37%	1,144
EBITDA ($ millions)[c]	658	500	32%	2,070	1,736	19%	1,695
EBITDA margin[d]	56%	50%	12%	51%	47%	9%	49%
Capital expenditures[e] ($ millions)	173	193	(10)%	820	864	(5)%	707
Minesite sustaining[c]	133	154	(14)%	670	654	2%	584
Project[c,f]	40	38	5%	146	206	(29)%	123
Cost of sales ($/oz)	1,468	1,553	(5)%	1,478	1,351	9%	1,210
Total cash costs ($/oz)[c]	1,121	1,205	(7)%	1,126	989	14%	876
All-in sustaining costs ($/oz)[c]	1,453	1,633	(11)%	1,561	1,366	14%	1,214
a.Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.
b.Excludes the Gold Quarry (Mill 5) concentrator (decommissioned at the end of Q1 2023).
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
d.Represents EBITDA divided by revenue.
e.Includes capitalized interest.
f.Includes amounts spent on the NGM TS Solar project.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and non-mine site related activity such as the TS Solar Project. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to pages 22 to 27 and 37 for a detailed discussion of each minesite’s results.

BARRICK YEAR-END 2024	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Carlin (61.5% basis), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Total tonnes mined (000s)	15,494	14,469	7%	61,273	71,059	(14)%	67,971
Open pit ore	637	1,013	(37)%	2,867	4,067	(30)%	6,424
Open pit waste	13,954	12,613	11%	54,960	63,836	(14)%	58,267
Underground	903	843	7%	3,446	3,156	9%	3,280
Average grade (grams/tonne)
Open pit mined	1.54	1.65	(7)%	1.69	2.38	(29)%	2.09
Underground mined	7.54	7.63	(1)%	7.65	7.97	(4)%	8.03
Processed	4.58	4.47	2%	4.30	4.51	(5)%	3.60
Ore tonnes processed (000s)	1,544	1,505	3%	6,657	7,256	(8)%	11,485
Oxide mill	0	0	0%	0	377	(100)%	2,448
Roaster	1,056	994	6%	4,401	4,350	1%	4,528
Autoclave	488	511	(5)%	2,256	1,385	63%	2,175
Heap leach	0	0	0%	0	1,144	(100)%	2,334
Recovery rate[a]	78%	84%	(7)%	81%	83%	(2)%	78%
Roaster	84%	86%	(2)%	84%	85%	(1)%	85%
Autoclave	41%	72%	(43)%	64%	72%	(11)%	44%
Gold produced (000s oz)	186	182	2%	775	868	(11)%	966
Oxide mill	0	0	0%	0	4	(100)%	48
Roaster	167	160	4%	669	745	(10)%	780
Autoclave	15	18	(17)%	86	87	(1)%	91
Heap leach	4	4	0%	20	32	(38)%	47
Gold sold (000s oz)	185	183	1%	777	865	(10)%	968
Revenue ($ millions)	492	466	6%	1,870	1,697	10%	1,752
Cost of sales ($ millions)	277	277	0%	1,125	1,100	2%	1,063
Income ($ millions)	210	186	13%	730	577	27%	685
EBITDA ($ millions)[b]	256	229	12%	919	770	19%	877
EBITDA margin[c]	52%	49%	6%	49%	45%	9%	50%
Capital expenditures ($ millions)	90	104	(13)%	449	375	20%	306
Minesite sustaining[b]	74	91	(19)%	408	373	9%	306
Project[b]	16	13	23%	41	2	1950%	0
Cost of sales ($/oz)	1,489	1,478	1%	1,429	1,254	14%	1,069
Total cash costs ($/oz)[b]	1,240	1,249	(1)%	1,187	1,033	15%	877
All-in sustaining costs ($/oz)[b]	1,657	1,771	(6)%	1,730	1,486	16%	1,212
a.Excludes the Gold Quarry (Mill 5) concentrator (decommissioned at the end of Q1 2023).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	0	0	3	7
LTIFR[8]	0.00	0.00	0.3	0.77
TRIFR[8]	1.59	1.53	2.33	2.09
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
Gold production in Q4 2024 was 2% higher compared to Q3 2024 primarily due to 6% higher tonnes processed at the Gold Quarry roaster as a result of the planned shutdown in the prior quarter to complete phase 2 of the roaster expansion project. Additionally, underground ore tonnes mined increased 7% compared to the prior quarter resulting in higher processed grades. This was partially offset by lower ounces produced at the Goldstrike autoclave due to lower recoveries owing to the ore chemistry of historic stockpiles processed during the quarter.
Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 were in line with the prior quarter. In Q4 2024, all-in sustaining costs per ounce6 were 6% lower compared to Q3 2024, mainly due to lower minesite sustaining capital expenditures6.
Capital expenditures in Q4 2024 were 13% lower than Q3 2024, driven in large part by the Gold Quarry shutdown that occurred in the prior quarter, partially offset by higher capitalized stripping at South Arturo. This was partially offset by an increase in project capital expenditures6, relating to the continuation of dewatering and detailed engineering associated with the Ren project.

BARRICK YEAR-END 2024	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2024 compared to 2023
Gold production in 2024 was 11% lower compared to 2023, mainly due to a combination of lower grades processed, lower recoveries and the reduction in open pit ore mined as a result of the wall failure in the Gold Quarry open pit in Q1 2024. This was further impacted by a higher proportion of higher grade Cortez refractory ore processed at the Carlin roasters compared to 2023 which displaced lower grade Carlin feed (noting that overall production for NGM was maximized as a result of these ore movements between the two sites). These factors were partially offset by higher underground tonnes mined and processed in 2024. Gold production was also impacted by higher throughput at the autoclave as the conversion from RIL to CIL occurred in 2023. Finally, heap leach production was lower for 2024 owing to the leach cycle with no tonnes placed on leach pads in 2024.
Cost of sales per ounce7 and total cash costs per ounce6 for 2024 were 14% and 15% higher, respectively, than 2023, primarily due to the lower grades processed and lower recoveries, combined with lower capitalized stripping driven by less waste tonnes mined at both Gold Quarry and South Arturo, which was in pre-production stripping in 2023. For 2024, all-in sustaining costs per ounce6 were 16% higher than 2023, due to the impact of higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6. All cost metrics were also impacted by higher royalties from the higher realized gold price6 (the average realized price was $449/oz higher in 2024 relative to 2023).

Capital expenditures in 2024 increased by 20% from 2023 resulting from higher minesite sustaining capital expenditures6 driven primarily by the purchase of the Komatsu-930 truck fleet. This was combined with an increase in project capital expenditures6, driven by the commencement of dewatering and detailed engineering associated with the Ren project in late 2023.

2024 compared to Guidance

	2024 Actual	2024 Guidance
Gold produced (000s oz)	775	800 - 880
Cost of sales[7] ($/oz)	1,429	1,270 - 1,370
Total cash costs[6] ($/oz)	1,187	1,030 - 1,110
All-in sustaining costs[6] ($/oz)	1,730	1,450 - 1,530

Gold production for 2024 was below the guidance range, impacted primarily by the previously disclosed pit wall failure in the Gold Quarry open pit in Q1 2024, combined with increased ounces from Cortez processed at the Carlin roasters, to the overall benefit of NGM. The pit wall failure was also a key driver of cost of sales per ounce7 and total cash costs per ounce6 being above the guidance range through both lower production and higher mining costs resulting from longer haul distances. In addition, costs were higher due to higher maintenance costs underground and at the process facilities. All-in sustaining costs per ounce6 were higher than guidance, mainly driven by higher total cash costs per ounce6 and higher minesite sustaining capital expenditures. All cost metrics were also impacted by higher royalties from the higher realized gold price6 (guidance was based on a gold price assumption of $1,900/oz).

BARRICK YEAR-END 2024	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Cortez (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Total tonnes mined (000s)	14,407	17,292	(17)%	67,928	70,570	(4)%	72,551
Open pit ore	1,002	1,421	(29)%	5,499	14,991	(63)%	7,096
Open pit waste	12,911	15,445	(16)%	60,666	54,133	12%	64,136
Underground	494	426	16%	1,763	1,446	22%	1,319
Average grade (grams/tonne)
Open pit mined	2.40	1.60	50%	1.31	0.78	68%	1.11
Underground mined	7.28	7.13	2%	7.86	9.54	(18)%	9.76
Processed	3.41	2.25	52%	2.30	1.37	68%	2.06
Ore tonnes processed (000s)	1,293	1,542	(16)%	6,613	15,741	(58)%	8,706
Oxide mill	596	567	5%	2,433	2,504	(3)%	2,510
Roaster	351	197	78%	892	643	39%	978
Heap leach	346	778	(56)%	3,288	12,594	(74)%	5,218
Recovery rate	83%	82%	1%	83%	84%	(1)%	80%
Oxide Mill	81%	79%	3%	80%	82%	(2)%	74%
Roaster	85%	87%	(2)%	87%	88%	(1)%	87%
Gold produced (000s oz)	125	98	28%	444	549	(19)%	450
Oxide mill	55	44	25%	193	273	(29)%	183
Roaster	61	37	65%	178	143	24%	192
Heap leach	9	17	(47)%	73	133	(45)%	75
Gold sold (000s oz)	120	99	21%	441	548	(20)%	449
Revenue ($ millions)	318	252	26%	1,061	1,068	(1)%	809
Cost of sales ($ millions)	169	152	11%	619	722	(14)%	522
Income ($ millions)	147	98	50%	433	333	30%	277
EBITDA ($ millions)[b]	188	132	42%	589	557	6%	432
EBITDA margin[c]	59%	52%	13%	56%	52%	8%	53%
Capital expenditures ($ millions)	64	59	8%	249	260	(4)%	251
Minesite sustaining[b]	40	35	14%	159	191	(17)%	187
Project[b]	24	24	0%	90	69	30%	64
Cost of sales ($/oz)	1,405	1,526	(8)%	1,402	1,318	6%	1,164
Total cash costs ($/oz)[b]	1,064	1,180	(10)%	1,046	906	15%	815
All-in sustaining costs ($/oz)[b]	1,431	1,570	(9)%	1,441	1,282	12%	1,258
a.Includes Goldrush
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	0	0	1	3
LTIFR[8]	0.00	0.00	0.23	0.70
TRIFR[8]	0.86	2.79	1.6	1.64
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
Gold production in Q4 2024 was 28% higher compared to Q3 2024. This was mainly driven by higher ore tonnes from both Cortez Hills underground and Goldrush transported and processed at the Carlin roasters, combined with higher tonnes and higher grades from Cortez pits and increased Cortez Hills underground tonnes processed at the Cortez oxide mill, partially offset by lower leach ore tonnes placed resulting in lower leach production.
Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 were 8% and 10% lower, respectively, than Q3 2024, driven by the increased production and higher grade processed, partially offset by a higher proportion of higher-cost refractory ounces in the sales mix. In Q4 2024, all-in sustaining costs per ounce6 were 9% lower than Q3 2024, mainly due to lower total cash costs per ounce6 and lower minesite sustaining capital expenditures6 on a per ounce sold basis.
Capital expenditures in Q4 2024 were 8% higher compared to Q3 2024, mainly due to higher minesite sustaining capital expenditures6, which was driven by increased underground development.

BARRICK YEAR-END 2024	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2024 compared to 2023
Gold production in 2024 was 19% lower than 2023 resulting from a combination of less leach ore mined at the Crossroads open pit as well as less oxide ore mined from Cortez Hills underground, in line with the mine sequence. This resulted in lower grade oxide ore processed at the oxide mill and a decrease in tonnes placed on the leach pad. This was partially offset by an increase in refractory ore shipped and processed at the Carlin roasters.
Cost of sales per ounce7 and total cash costs per ounce6 in 2024 were 6% and 15% higher, respectively, than 2023, reflecting a higher proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix. For 2024, all-in sustaining costs per ounce6 increased by 12% compared to 2023, driven by higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6 on a per ounce sold basis. All cost metrics were also impacted by higher royalties from the higher gold realized price6.
Capital expenditures in 2024 decreased by 4% compared to 2023, due to lower minesite sustaining capital expenditures6 as the Komatsu 930-E truck fleet was primarily purchased in 2023. This was partially offset by increased project capital expenditures6 due to increased development and exploration activities at Goldrush.

2024 compared to Guidance

	2024 Actual	2024 Guidance
Gold produced (000s oz)	444	380 - 420
Cost of sales[7] ($/oz)	1,402	1,460 - 1,560
Total cash costs[6] ($/oz)	1,046	1,040 - 1,120
All-in sustaining costs[6] ($/oz)	1,441	1,390 - 1,490

Gold production for 2024 was above the guidance range, primarily due to higher than forecasted refractory ore shipped and processed at the Carlin roasters, to the overall benefit of NGM. Cost of sales per ounce7 was below the guidance range while total cash costs per ounce6 were at the low end of the guidance range primarily due to the higher production, partially offset by a higher proportion of refractory ounces in the sales mix. All-in sustaining costs per ounce6 were at the mid-point of the guidance as lower total cash costs per ounce6 were partially offset by increased capitalized stripping at Crossroads. All cost metrics were also impacted by higher royalties from the higher gold realized price6.

BARRICK YEAR-END 2024	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Total tonnes mined (000s)	282	758	(63)%	2,339	919	155%	1,053
Open pit ore	50	82	(39)%	132	0	100%	131
Open pit waste	5	475	(99)%	1,380	0	100%	4
Underground	227	201	13%	827	919	(10)%	918
Average grade (grams/tonne)
Open pit mined	1.07	1.36	(21)%	1.25	n/a	n/a	1.13
Underground mined	13.71	13.89	(1)%	12.50	11.28	11%	11.08
Processed	5.23	5.69	(8)%	4.86	4.34	12%	4.26
Ore tonnes processed (000s)	651	503	29%	2,268	2,608	(13)%	2,541
Oxide Mill	83	69	20%	289	357	(19)%	329
Autoclave	568	434	31%	1,979	2,251	(12)%	2,166
Heap leach	0	0	0%	0	0	0%	46
Recovery Rate	85%	84%	1%	85%	86%	(1)%	81%
Oxide Mill	85%	82%	4%	84%	85%	(1)%	84%
Autoclave	85%	84%	1%	85%	86%	(1)%	81%
Gold produced (000s oz)	94	76	24%	304	316	(4)%	282
Oxide Mill	5	3	67%	14	14	0%	10
Autoclave	88	73	21%	287	299	(4)%	266
Heap leach	1	0	100%	3	3	0%	6
Gold sold (000s oz)	89	77	16%	298	318	(6)%	278
Revenue ($ millions)	237	192	23%	724	620	17%	501
Cost of sales ($ millions)	132	129	2%	481	444	8%	398
Income ($ millions)	104	61	70%	238	172	38%	98
EBITDA ($ millions)[a]	137	90	52%	348	288	21%	208
EBITDA margin[b]	58%	47%	23%	48%	46%	4%	42%
Capital expenditures ($ millions)	12	16	(25)%	63	67	(6)%	97
Minesite sustaining[a]	12	16	(25)%	62	61	2%	67
Project[a]	0	0	0%	1	6	(83)%	30
Cost of sales ($/oz)	1,491	1,674	(11)%	1,615	1,399	15%	1,434
Total cash costs ($/oz)[a]	1,107	1,295	(15)%	1,238	1,026	21%	1,035
All-in sustaining costs ($/oz)[a]	1,260	1,516	(17)%	1,466	1,234	19%	1,296
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	2	0	3	5
LTIFR[8]	2.84	0.00	1.05	1.99
TRIFR[8]	5.68	4.06	3.5	3.98
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
Gold production in Q4 2024 was 24% higher than Q3 2024, mainly due to 31% higher tonnes processed at the Sage autoclave as a result of the planned shutdown in the prior quarter combined with 13% higher underground ore tonnes mined owing to improved mining efficiencies.
Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 were 11% and 15% lower, respectively, than Q3 2024, primarily due to higher production, combined with lower maintenance spend, primarily at the Sage autoclave as there was a planned shutdown in the prior quarter. All-in sustaining costs per ounce6 were 17% lower than Q3 2024, mainly reflecting lower total cash costs per ounce6, combined with lower minesite sustaining capital expenditures6.
Capital expenditures in Q4 2024 were 25% lower than Q3 2024, mainly due to lower open pit equipment upgrades, partially offset by increased underground mobile equipment purchases.

2024 compared to 2023
Gold production in 2024 was 4% lower compared to 2023, primarily due to lower underground ore tonnes mined as the first half of 2024 was primarily focused on backfill and development to set up the mine to operate on a more efficient and cost effective basis going forward. Tonnes processed were 13% lower in 2024 compared to 2023 as there was an additional planned shutdown at the autoclave this year in order to perform reengineering and repairs to set up the autoclave for improved reliability and increased throughput in the future.
Cost of sales per ounce7 and total cash costs per ounce6 in 2024 were 15% and 21% higher, respectively,

BARRICK YEAR-END 2024	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
than 2023, due to the additional autoclave shutdown in the current year and increased backfill and development activity at the Turquoise Ridge underground mine in the first half of 2024. All-in sustaining costs per ounce6 increased by 19% compared to 2023 due to higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6 driven in large part by the Juniper tailings dam construction and the CIL tank upgrades. All cost metrics were also impacted by higher royalties from the higher realized gold price6.

2024 compared to Guidance

	2024 Actual	2024 Guidance
Gold produced (000s oz)	304	330 - 360
Cost of sales[7] ($/oz)	1,615	1,230 - 1,330
Total cash costs[6] ($/oz)	1,238	850 - 930
All-in sustaining costs[6] ($/oz)	1,466	1,090 - 1,190

Gold production in 2024 was below the guidance range as the improvements in stabilizing the processing plant and increasing underground production in H2 took longer than planned. Cost of sales per ounce7 and total cash costs per ounce6 were consequently above the guidance range compounded further by higher than planned maintenance costs both on underground infrastructure and at the Sage autoclave. All-in sustaining costs per ounce6 were also above the guidance range as higher total cash costs per ounce6 were partially offset by lower than planned minesite sustaining capital expenditures6. All cost metrics were also impacted by higher royalties from the higher realized gold price6.

BARRICK YEAR-END 2024	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Open pit tonnes mined (000s)	1,419	3,021	(53)%	10,885	18,074	(40)%	19,754
Open pit ore	1,128	2,029	(44)%	5,879	7,794	(25)%	6,820
Open pit waste	291	992	(71)%	5,006	10,280	(51)%	12,934
Average grade (grams/tonne)
Open pit mined	1.94	2.21	(12)%	2.12	2.05	3%	2.23
Processed	2.31	2.58	(10)%	2.46	2.39	3%	2.68
Autoclave ore tonnes processed (000s)	1,377	1,605	(14)%	5,730	5,332	7%	5,669
Recovery rate	79%	78%	1%	79%	81%	(2)%	87%
Gold produced (000s oz)	93	98	(5)%	352	335	5%	428
Gold sold (000s oz)	94	96	(2)%	351	335	5%	426
Revenue ($ millions)	251	241	4%	851	670	27%	776
Cost of sales ($ millions)	158	140	13%	553	475	16%	482
Income ($ millions)	90	98	(8)%	286	187	53%	265
EBITDA ($ millions)[b]	144	144	0%	462	341	35%	411
EBITDA margin[c]	57%	60%	(5)%	54%	51%	6%	53%
Capital expenditures ($ millions)[d]	40	38	5%	195	236	(17)%	351
Minesite sustaining[b]	27	24	13%	108	117	(8)%	124
Project[b]	10	12	(17)%	62	119	(48)%	227
Cost of sales ($/oz)	1,679	1,470	14%	1,576	1,418	11%	1,132
Total cash costs ($/oz)[b]	1,030	957	8%	1,005	889	13%	725
All-in sustaining costs ($/oz)[b]	1,325	1,221	9%	1,323	1,249	6%	1,026
a.Barrick is the operator of Pueblo Viejo and owns 60% with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.
d.Starting in the first quarter of 2024, this amount includes capitalized interest.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	0	0	0	0
LTIFR[8]	0.00	0.00	0.00	0.00
TRIFR[8]	0.56	0.00	0.54	0.82
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
Gold production for Q4 2024 was 5% lower than Q3 2024 due to lower grades processed as per the mine plan and lower throughput caused by failures in the limestone circuit. This was partially offset by drawdown of CIL inventory relative to the end of Q3 and improved recoveries in the flotation circuit.
Cost of sales per ounce7 and total cash costs per ounce6 for Q4 2024 were 14% and 8% higher, respectively, than Q3 2024 primarily due to the lower grades processed, partially offset by lower mining costs, lower electricity input prices and lower plant maintenance costs. In addition, cost of sales per ounce7 was further impacted by higher depreciation expense. For Q4 2024, all-in sustaining costs per ounce6 were 9% higher than Q3 2024, reflecting the higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.
Capital expenditures for Q4 2024 increased by 5% compared to Q3 2024 due to higher minesite sustaining capital expenditures6 following the execution of projects to improve the process plant throughput and recoveries. This was partially offset by lower project capital expenditures on the Naranjo TSF.

2024 compared to 2023
Gold production for 2024 was 5% higher than 2023, mainly due to higher tonnes processed as a result of the ramp-up of the expanded plant. This was partially offset by lower recoveries as a result of the flotation circuit commissioning.
Cost of sales per ounce7 and total cash costs per ounce6 for 2024 increased by 11% and 13%, respectively, compared to 2023, primarily due to higher electricity consumption, higher plant maintenance costs and higher gas prices. This was partially offset by increased production and lower mining costs. For 2024, all-in sustaining costs per ounce6 increased by 6% compared to 2023, mainly reflecting higher total cash costs per ounce6, partially offset by lower minesite sustaining capital expenditures6. All cost metrics were also impacted by higher royalties from the higher realized gold price6.
Capital expenditures for 2024 decreased by 17% compared to 2023, mainly due to lower project capital expenditures6 incurred on the plant expansion as construction was substantially completed in 2023.

BARRICK YEAR-END 2024	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2024 compared to Guidance

	2024 Actual	2024 Guidance
Gold produced (000s oz)	352	420 - 490
Cost of sales[7] ($/oz)	1,576	1,340 - 1,440
Total cash costs[6] ($/oz)	1,005	830 - 910
All-in sustaining costs[6] ($/oz)	1,323	1,100 - 1,200

Gold production in 2024 was lower than the guidance range mainly due to ramp-up issues which hindered our ability to increase throughput. This included mill failures, lower flotation plant availability, lower limestone production and unplanned maintenance at the autoclaves. All cost metrics were higher than the guidance ranges mainly due to the impact of lower production. All cost metrics were also impacted by higher royalties from the higher realized gold price6.

BARRICK YEAR-END 2024	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Total tonnes mined (000s)	10,476	8,962	17%	36,447	28,200	29%	30,845
Open pit ore	510	233	119%	894	1,240	(28)%	2,989
Open pit waste	9,004	7,807	15%	31,778	23,353	36%	24,560
Underground	962	922	4%	3,775	3,607	5%	3,296
Average grade (grams/tonne)
Open pit mined	1.80	1.99	(10)%	1.81	2.98	(39)%	2.29
Underground mined	7.03	4.54	55%	5.74	5.04	14%	4.58
Processed	5.13	4.80	7%	4.73	4.61	3%	4.59
Ore tonnes processed (000s)	1,050	1,016	3%	4,163	4,049	3%	4,069
Recovery rate	90%	92%	(2)%	91%	91%	0%	91%
Gold produced (000s oz)	156	144	8%	578	547	6%	547
Gold sold (000s oz)	47	135	(65)%	459	546	(16)%	548
Revenue ($ millions)	127	337	(62)%	1,076	1,068	1%	989
Cost of sales ($ millions)	65	170	(62)%	558	653	(15)%	631
Income (loss) ($ millions)	(13)	161	(108)%	420	388	8%	342
EBITDA ($ millions)[b]	9	214	(96)%	598	585	2%	547
EBITDA margin[c]	7%	64%	(89)%	56%	55%	2%	55%
Capital expenditures[d] ($ millions)	86	82	5%	307	300	2%	258
Minesite sustaining[b]	58	56	4%	215	177	21%	152
Project[b]	27	26	4%	91	123	(26)%	106
Cost of sales ($/oz)	1,397	1,257	11%	1,218	1,198	2%	1,153
Total cash costs ($/oz)[b]	923	865	7%	828	835	(1)%	778
All-in sustaining costs ($/oz)[b]	2,136	1,288	66%	1,304	1,166	12%	1,076
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.
d.Includes capitalized interest.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	0	0	1	1
LTIFR[8]	0.00	0.00	0.05	0.06
TRIFR[8]	0.19	0.00	0.29	0.45
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
Gold production for Q4 2024 was 8% higher than Q3 2024, mainly due to higher throughput and higher grades processed. Gold sold was 65% lower than Q3 2024, reflecting the restrictions placed by the Government of Mali during Q4 2024 on our ability to ship and sell gold.
Cost of sales per ounce7 and total cash costs per ounce6 for Q4 2024 were 11% and 7% higher, respectively, than Q3 2024, primarily due to the impact of higher underground costs driven by more tonnes mined. For Q4 2024, all-in sustaining costs per ounce6 increased by 66% compared to Q3 2024, primarily due to higher minesite sustaining capital expenditures6 on a per ounce basis, reflecting the impact of lower gold sales volumes, as discussed above, combined with higher total cash costs per ounce6.
Capital expenditures for Q4 2024 increased by 5% compared to Q3 2024, mainly due to higher minesite sustaining capital expenditures6 driven by higher underground development.

2024 compared to 2023
Gold production in 2024 was 6% higher than 2023, driven by higher grades processed and higher plant throughput. Gold sold was 16% lower than 2023, reflecting the restrictions placed by the Government of Mali during Q4 2024 on our ability to ship and sell gold.
Cost of sales per ounce7 in 2024 was 2% higher compared to 2023, reflecting higher depreciation expense, partially offset by lower total cash costs per ounce6. Total cash costs per ounce6 in 2024 were 1% lower than 2023, mainly due to lower operating costs in both underground and open pit mining, as well as lower processing costs. This was partially offset by higher royalties driven by the higher realized gold price6. For 2024, all-in sustaining costs6 were 12% higher compared to 2023 reflecting higher minesite sustaining capital expenditures6 on a per ounce basis, mainly reflecting the impact of lower gold sales volumes, as discussed above, partially offset by slightly lower total cash costs per ounce6.
Capital expenditures in 2024 were 2% higher compared to 2023, mainly due to higher minesite sustaining capital expenditures6, partially offset by lower project capital expenditures6. The increase in minesite sustaining capital

BARRICK YEAR-END 2024	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
expenditures6 is mainly due to higher capitalized stripping, reflecting a higher strip ratio primarily at the Gounkoto and Baboto pits. Lower project capital expenditures6 is as a result of the completion of the Loulo-Gounkoto solar plant expansion project in 2023.

2024 compared to Guidance

	2024 Actual	2024 Guidance
Gold produced (000s oz)	578	510 - 560
Cost of sales[7] ($/oz)	1,218	1,190 - 1,290
Total cash costs[6] ($/oz)	828	780 - 860
All-in sustaining costs[6] ($/oz)	1,304	1,150 - 1,250

Gold production in 2024 was above the top end of the guidance range due to higher grades and better than expected throughput performance from the plant. Cost of sales per ounce7 and total cash costs per ounce6 were within the guidance ranges, despite the higher royalties from the higher realized gold price6 (royalty impact was $27/oz for Loulo-Gounkoto). All-in sustaining costs per ounce6 were above the guidance range, reflecting higher minesite sustaining capital expenditures6 on a per ounce basis as a result of lower gold sales volumes due to the restrictions on our ability to ship gold ($96/oz impact) and the higher realized gold price6 ($27/oz impact as per above). Factoring these into the outcome for 2024, Loulo-Gounkoto would have been within its guidance for all three cost metrics.

Mining Conventions Dispute
As previously disclosed, the Company and the Government of Mali have been engaged in an ongoing dispute over the existing mining Conventions.
On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to ICSID in accordance with the provisions of their respective Conventions. On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations.
For more information, refer to notes 21 and 35 of the Financial Statements.

BARRICK YEAR-END 2024	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Total tonnes mined (000s)	4,821	4,615	4%	19,398	17,837	9%	16,649
Open pit ore	631	412	53%	2,045	2,721	(25)%	2,551
Open pit waste	3,741	3,763	(1)%	15,539	13,288	17%	12,428
Underground	449	440	2%	1,814	1,828	(1)%	1,670
Average grade (grams/tonne)
Open pit mined	1.46	1.58	(8)%	1.43	1.60	(11)%	1.62
Underground mined	5.27	4.92	7%	5.21	5.11	2%	5.62
Processed	2.88	2.58	12%	2.82	3.21	(12)%	3.39
Ore tonnes processed (000s)	971	965	1%	3,827	3,700	3%	3,495
Recovery rate	89%	89%	0%	89%	90%	(1)%	88%
Gold produced (000s oz)	80	71	13%	309	343	(10)%	337
Gold sold (000s oz)	79	77	3%	309	343	(10)%	332
Revenue ($ millions)	209	193	8%	743	670	11%	598
Cost of sales ($ millions)	111	111	0%	415	419	(1)%	413
Income ($ millions)	95	73	30%	316	243	30%	142
EBITDA ($ millions)[b]	130	108	20%	450	390	15%	320
EBITDA margin[c]	62%	56%	11%	61%	58%	5%	54%
Capital expenditures ($ millions)	32	26	23%	116	73	59%	92
Minesite sustaining[b]	15	12	25%	58	35	66%	70
Project[b]	17	14	21%	58	38	53%	22
Cost of sales ($/oz)	1,413	1,441	(2)%	1,344	1,221	10%	1,243
Total cash costs ($/oz)[b]	966	978	(1)%	905	789	15%	703
All-in sustaining costs ($/oz)[b]	1,182	1,172	1%	1,123	918	22%	948
a.Barrick owns 45% of Kibali Goldmines SA with the Government of Democratic Republic of Congo and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively "Kibali"), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	1	0	3	3
LTIFR[8]	0.22	0.00	0.17	0.17
TRIFR[8]	1.57	0.45	1.2	1.39
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
Gold production for Q4 2024 was 13% higher than Q3 2024, primarily due to higher grades processed.
Cost of sales per ounce7 and total cash costs per ounce6 for Q4 2024 were 2% and 1% lower, respectively, than Q3 2024 mainly due to the benefit of higher grades processed. All-in sustaining costs per ounce6 for Q4 2024 were in line with Q3 2024.
Capital expenditures for Q4 2024 were 23% higher than Q3 2024, driven by higher project capital expenditures6 relating to the progress of the solar project, and higher minesite sustaining capital expenditures6, driven by equipment rebuilds.

2024 compared to 2023
Gold production in 2024 was 10% lower compared to 2023, mainly due to lower grades processed and slightly lower recoveries, partially offset by higher throughput.
Cost of sales per ounce7 and total cash costs per ounce6 in 2024 increased by 10% and 15%, respectively, compared to 2023, mainly due to lower grades processed as well as higher royalties driven by the higher realized gold price6. For 2024, all-in sustaining costs per ounce6 were 22% higher compared to 2023, reflecting both higher minesite sustaining capital expenditures6 and higher total cash costs per ounce6.
Capital expenditures in 2024 were 59% higher compared to 2023 due to higher minesite sustaining capital expenditures6 driven by higher capitalized waste stripping and increased project capital expenditures6 relating to the solar project, which aligns with our GHG emission reduction plan.

BARRICK YEAR-END 2024	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2024 compared to Guidance

	2024 Actual	2024 Guidance
Gold produced (000s oz)	309	320 - 360
Cost of sales[7] ($/oz)	1,344	1,140 - 1,240
Total cash costs[6] ($/oz)	905	740 - 820
All-in sustaining costs[6] ($/oz)	1,123	950 - 1,050

Gold production in 2024 was below the guidance range, primarily driven by lower grades processed than planned. All cost metrics were above the guidance ranges primarily as a result of the lower production and higher royalties from the higher realized gold price6.

New Finance Law
On December 22, 2024, the DRC officially promulgated the Finance Law for the 2025 fiscal year which included significant changes affecting Kibali’s legislative framework with the key one being an additional 3% customs duty on gold exports. This increased the total applicable duty to 5%, in addition to the 3.5% royalty rate i.e. 8.5% in total. In addition, it also added additional excise duties on certain consumable items. The net effect of these legislative changes is an increase in the Kibali cost base from January 1, 2025 onwards and is reflected in our 2025 cost guidance.

BARRICK YEAR-END 2024	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Total tonnes mined (000s)	5,076	4,792	6%	17,183	16,547	4%	8,882
Open pit ore	1,347	1,061	27%	3,282	1,400	134%	4,379
Open pit waste	3,326	3,328	0%	12,319	13,610	(9)%	3,035
Underground	403	403	0%	1,582	1,537	3%	1,468
Average grade (grams/tonne)
Open pit mined	2.21	1.89	17%	1.96	1.83	7%	1.94
Underground mined	5.20	4.86	7%	4.07	3.22	26%	4.07
Processed	4.29	3.84	12%	3.31	3.02	10%	3.31
Ore tonnes processed (000s)	724	682	6%	2,772	2,848	(3)%	2,730
Recovery rate	90%	90%	0%	90%	92%	(2)%	91%
Gold produced (000s oz)	90	75	20%	265	253	5%	263
Gold sold (000s oz)	89	78	14%	263	254	4%	265
Revenue ($ millions)	237	197	20%	647	497	30%	479
Cost of sales ($ millions)	90	86	5%	332	306	8%	259
Income ($ millions)	143	74	93%	267	139	92%	177
EBITDA ($ millions)[b]	164	93	76%	337	203	66%	238
EBITDA margin[c]	69%	47%	47%	52%	41%	27%	50%
Capital expenditures ($ millions)	54	28	93%	136	176	(23)%	130
Minesite sustaining[b]	28	15	87%	71	95	(25)%	68
Project[b]	26	13	100%	65	81	(20)%	62
Cost of sales ($/oz)	1,018	1,108	(8)%	1,266	1,206	5%	979
Total cash costs ($/oz)[b]	771	850	(9)%	989	944	5%	741
All-in sustaining costs ($/oz)[b]	1,098	1,052	4%	1,274	1,335	(5)%	1,028
a.Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	0	0	0	3
LTIFR[8]	0.00	0.00	0.00	0.29
TRIFR[8]	0	0.00	0.35	0.97
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
In Q4 2024, gold production was 20% higher than Q3 2024 mainly due to higher grades processed and higher throughput.
Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 were 8% and 9% lower, respectively, than Q3 2024, resulting from higher grades processed and lower underground mining costs, slightly offset by increased royalties from the higher realized gold price6. All-in sustaining costs per ounce6 in Q4 2024 were 4% higher than Q3 2024, reflecting the higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.
Capital expenditures in Q4 2024 increased by 93% compared to Q3 2024, driven by higher project capital expenditures6 mainly related to the underground paste plant combined with higher minesite sustaining capital expenditures6 due to higher spend on key underground and open pit equipment in line with our optimization plans.

2024 compared to 2023
In 2024, gold production was 5% higher than 2023 as we transitioned into higher grades in the underground and open pit, following underground development and waste stripping cycles in the prior year.
Cost of sales per ounce7 and total cash costs per ounce6 in 2024 were both 5% higher than 2023, mainly reflecting higher royalties from the higher realized gold price6, higher power generation costs following the grid instability challenges faced in Q1 2024 and higher maintenance costs on our underground fleet during the year. This was partially offset by higher grades processed. All-in sustaining costs per ounce6 were 5% lower than 2023, primarily due to lower minesite sustaining capital expenditures6, partially offset by higher total cash costs per ounce6.
In 2024, capital expenditures decreased by 23% compared to 2023 mainly due to lower minesite sustaining capital expenditures6, reflecting lower capitalized stripping and drilling expenditures, partially offset by higher expenditures relating to the open pit mining fleet. This was combined with lower project capital expenditures6 relating to the completion of the paste plant.

BARRICK YEAR-END 2024	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2024 compared to Guidance

	2024 Actual	2024 Guidance
Gold produced (000s oz)	265	230 - 260
Cost of sales[7] ($/oz)	1,266	1,250 - 1,350
Total cash costs[6] ($/oz)	989	970 - 1,050
All-in sustaining costs[6] ($/oz)	1,274	1,270 - 1,370

Gold production in 2024 ended above the guidance range reflecting higher grades processed versus the mine plan at the start of the year. All cost metrics were impacted by higher royalties from the higher realized gold price6. Notwithstanding this impact, all cost metrics were at the lower end of the guidance ranges, reflecting the benefit of increased production diluting the fixed costs over more ounces.

BARRICK YEAR-END 2024	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Underground tonnes mined (000s)	331	303	9%	1,252	1,217	3%	1,029
Average grade (grams/tonne)
Underground mined	5.80	5.62	3%	5.79	6.56	(12)%	7.89
Processed	5.60	5.48	2%	5.69	6.64	(14)%	7.78
Ore tonnes processed (000s)	267	228	17%	983	880	12%	837
Recovery rate	93%	92%	1%	93%	96%	(3)%	94%
Gold produced (000s oz)	44	37	19%	168	180	(7)%	196
Gold sold (000s oz)	44	37	19%	165	180	(8)%	205
Revenue ($ millions)	120	99	21%	416	371	12%	389
Cost of sales ($ millions)	66	62	6%	250	237	5%	248
Income ($ millions)	53	36	47%	162	123	32%	118
EBITDA ($ millions)[b]	67	49	37%	215	175	23%	168
EBITDA margin[c]	56%	49%	14%	52%	47%	11%	43%
Capital expenditures ($ millions)	35	30	17%	114	89	28%	81
Minesite sustaining[b]	18	10	80%	57	55	4%	56
Project[b]	17	20	(15)%	57	34	68%	25
Cost of sales ($/oz)	1,505	1,628	(8)%	1,509	1,312	15%	1,211
Total cash costs ($/oz)[b]	1,072	1,191	(10)%	1,070	920	16%	868
All-in sustaining costs ($/oz)[b]	1,489	1,470	1%	1,420	1,231	15%	1,156
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	0	0	0	3
LTIFR[8]	0.00	0.00	0.00	0.44
TRIFR[8]	0.98	2.97	1.76	2.40
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
In Q4 2024, gold production was 19% higher than Q3 2024, primarily reflecting higher throughput, higher grades processed and higher recovery.
Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 decreased by 8% and 10%, respectively, due to the higher grades processed and lower general and administration costs. All-in sustaining costs per ounce6 in Q4 2024 were 1% higher than Q3 2024, mainly as a result of increased minesite sustaining capital expenditures6, largely offset by lower total cash costs6.
Capital expenditures in Q4 2024 were 17% higher than Q3 2024, mainly due to increased minesite sustaining capital expenditures6 related to deposits on equipment orders for 2025 as we continue to expand the underground operations. This was partially offset by lower underground development in Q4 2024.

2024 compared to 2023
In 2024, gold production was 7% lower than 2023 as we prioritized underground development and transitioned into lower grade areas of the mine, in line with the mine plan.
We continue to increase the scale of operations at Bulyanhulu as reflected by the higher tonnes mined and processed in 2024.
Cost of sales per ounce7 and total cash costs per ounce6 in 2024 were 15% and 16% higher, respectively, than 2023, reflecting lower grades and higher input costs driven by consumables and maintenance. All-in sustaining costs per ounce6 were 15% higher than 2023 due to increased total cash costs per ounce6 and higher minesite sustaining capital expenditures6 on a per ounce basis. All cost metrics were also impacted by higher royalties from the higher realized gold price6.
In 2024, capital expenditures increased by 28% compared to 2023, reflecting higher project capital expenditures6 mainly from the new Upper West underground decline development.

2024 compared to Guidance

	2024 Actual	2024 Guidance
Gold produced (000s oz)	168	160 - 190
Cost of sales[7] ($/oz)	1,509	1,370 - 1,470
Total cash costs[6] ($/oz)	1,070	990 - 1,070
All-in sustaining costs[6] ($/oz)	1,420	1,380 - 1,480

Gold production in 2024 ended within the guidance range. All cost metrics were impacted by higher royalties from the higher realized gold prices6. In addition, cost of sales per ounce7 was slightly above the guidance range, driven by higher depreciation. Total cash costs6 and all-in sustaining costs6 were within their respective guidance ranges notwithstanding the higher realized gold price6.

BARRICK YEAR-END 2024	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	12/31/24					9/30/24
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)	39	1,474	752	956	6	29	1,789	764	1,113	8
Veladero (50%)	82	1,151	828	1,191	41	57	1,311	951	1,385	36
Tongon (89.7%)	39	1,405	1,198	1,460	7	28	2,403	2,184	2,388	7
Hemlo	39	1,754	1,475	1,689	8	30	1,929	1,623	2,044	11
Porgera (24.5%)	13	2,127	1,322	2,967	20	18	1,163	999	1,214	6

						For the years ended
	12/31/24					12/31/23
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)	127	1,687	765	1,031	26	123	2,011	961	1,162	19
Veladero (50%)	252	1,254	905	1,334	139	207	1,440	1,011	1,516	99
Tongon (89.7%)	148	1,903	1,670	1,867	20	183	1,469	1,240	1,408	27
Hemlo	143	1,754	1,483	1,769	38	141	1,589	1,382	1,672	41
Porgera (24.5%)	46	1,423	1,073	1,666	72	—	—	—	—	—
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.

Phoenix (61.5%)
Gold production for Phoenix in Q4 2024 was 34% higher than Q3 2024 owing to increased throughput on the back of planned maintenance performed in Q3 2024, combined with improved grades and recoveries.
Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 were 18% and 2% lower, respectively, than Q3 2024, mainly due to the impact of higher grades and recoveries, combined with lower maintenance spend. Cost of sales per ounce7 was further impacted by lower depreciation expense on a per ounce basis. In Q4 2024, all-in sustaining costs per ounce6 decreased by 14% compared to Q3 2024, due to both lower minesite sustaining capital expenditures6 and lower total cash costs per ounce6.

	2024 Actual	2024 Guidance
Gold produced (000s oz)	127	120 - 140
Cost of sales[7] ($/oz)	1,687	1,640 - 1,740
Total cash costs[6] ($/oz)	765	810 - 890
All-in sustaining costs[6] ($/oz)	1,031	1,100 - 1,200

Compared to our 2024 outlook, gold production and cost of sales per ounce7 were within the guidance ranges. Total cash costs per ounce6 and all-in sustaining costs per ounce6 were below the guidance ranges driven mainly by higher than expected by-product credits.

Veladero (50%), Argentina
Gold production for Veladero in Q4 2024 was 44% higher than Q3 2024 driven by an increase in recoverable ounces placed on the leach pad. Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 were 12% and 13% lower, respectively, than Q3 2024, mainly due to the impact of higher production. In Q4 2024, all-in sustaining costs per ounce6 decreased by 14% compared to Q3 2024, primarily driven by both lower total cash costs per ounce6 and lower minesite sustaining capital expenditures6 on a per ounce basis.

	2024 Actual	2024 Guidance
Gold produced (000s oz)	252	210 - 240
Cost of sales[7] ($/oz)	1,254	1,340 - 1,440
Total cash costs[6] ($/oz)	905	1,010 - 1,090
All-in sustaining costs[6] ($/oz)	1,334	1,490 - 1,590

Gold production for the full year 2024 was above the guidance range driven by additional recoverable ounces placed and and higher ounces contributed by phase 1-5 of the leach facility. All cost metrics were below the guidance ranges as a result of the higher production notwithstanding the impact of higher royalties from the higher realized gold price6.

Tongon (89.7% basis), Côte d'Ivoire
Gold production for Tongon in Q4 2024 was 39% higher than Q3 2024, reflecting higher throughput, grades and recoveries. Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 were 42% and 45% lower, respectively, than Q3 2024 primarily due to higher grades processed, higher recoveries and improvements in processing cost efficiencies. All-in sustaining costs per ounce6 in Q4 2024 were 39% lower than Q3 2024, driven by lower total cash costs per ounce6.

BARRICK YEAR-END 2024	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	2024 Actual	2024 Guidance
Gold produced (000s oz)	148	160 - 190
Cost of sales[7] ($/oz)	1,903	1,520 - 1,620
Total cash costs[6] ($/oz)	1,670	1,200 - 1,280
All-in sustaining costs[6] ($/oz)	1,867	1,440 - 1,540

Gold production for the full year 2024 was below the guidance range driven by lower than planned grades and recoveries. All cost metrics were above the guidance ranges due to the impact of lower production and the impact of higher royalties from the higher realized gold price6.
Although Tongon continues to be managed for the benefit of all stakeholders, our investment in this asset is not considered to be a core part of our portfolio.

Hemlo, Ontario, Canada
Hemlo's gold production in Q4 2024 was 30% higher than Q3 2024, primarily due to higher ore tonnes mined due to improved underground performance and higher grades. Cost of sales per ounce7 and total cash costs per ounce6 in Q4 2024 were both 9% lower than Q3 2024 due to the impact of the improved production. All-in sustaining costs per ounce6 decreased by 17% compared to Q3 2024, primarily due to lower minesite sustaining capital expenditures6 and lower total cash costs per ounce6.

	2024 Actual	2024 Guidance
Gold produced (000s oz)	143	140 - 160
Cost of sales[7] ($/oz)	1,754	1,470 - 1,570
Total cash costs[6] ($/oz)	1,483	1,210 - 1,290
All-in sustaining costs[6] ($/oz)	1,769	1,600 - 1,700

Gold production in 2024 was within the guidance range. All cost metrics were higher than guidance mainly due to increased underground maintenance spend and higher royalties from the higher realized gold price6. All-in sustaining costs per ounce6 were further impacted by lower than forecasted minesite sustaining capital expenditures6.

Porgera (24.5%), Papua New Guinea
Gold production in Q4 2024 was 28% lower than Q3 2024 as operations were impacted by regional tribal conflicts, unplanned power outages and ongoing logistical challenges stemming from the Mulitaka landslide. As a result, cost of sales per ounce7 and total cash costs per ounce6 were 83% and 32% higher, respectively, than Q3 2024. Cost of sales per ounce7 was further impacted by higher depreciation expense. All-in sustaining costs per ounce7 increased by 144% compared to Q3 2024 primarily reflecting both higher minesite sustaining capital expenditures6 on a per ounce basis and higher total cash costs per ounce6. Porgera continues to work proactively with its stakeholders in Papua New Guinea to address external challenges impacting the Porgera operations.

	2024 Actual	2024 Guidance
Gold produced (000s oz)	46	50 - 70
Cost of sales[7] ($/oz)	1,423	1,670 - 1,770
Total cash costs[6] ($/oz)	1,073	1,220 - 1,300
All-in sustaining costs[6] ($/oz)	1,666	1,900 - 2,000

Gold production in 2024 was marginally below the guidance range mainly due to the impacts of the external events related to the landslide and tribal conflicts. All cost metrics were lower than the guidance ranges mainly due to the earlier than planned start-up of gas power generation notwithstanding the impact of higher royalties from the higher realized gold price6. All-in sustaining costs per ounce6 were further impacted by lower than forecasted minesite sustaining capital expenditures6.

BARRICK YEAR-END 2024	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Lumwana (100%), Zambia

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change	12/31/22
Open pit tonnes mined (000s)	35,354	36,809	(4)%	140,866	113,633	24%	98,340
Open pit ore	10,596	6,178	72%	26,064	26,030	0%	20,277
Open pit waste	24,758	30,631	(19)%	114,802	87,603	31%	78,063
Average grade (grams/tonne)
Open pit mined	0.61%	0.55%	11%	0.55%	0.51%	8%	0.61%
Processed	0.71%	0.53%	34%	0.53%	0.49%	8%	0.52%
Tonnes processed (000s)	6,858	6,380	7%	25,783	26,797	(4)%	25,166
Recovery rate	93%	91%	2%	90%	89%	0%	93%
Copper produced (kt)[a]	46	30	53%	123	118	4%	121
Copper sold (kt)[a]	36	26	38%	109	113	(3)%	125
Revenue ($ millions)	260	213	22%	855	795	8%	868
Cost of sales ($ millions)	177	187	(5)%	704	723	(3)%	666
Income ($ millions)	79	26	204%	135	37	265%	180
EBITDA ($ millions)[b]	133	86	55%	379	294	29%	403
EBITDA margin[c]	51%	40%	28%	44%	37%	19%	46%
Capital expenditures ($ millions)	186	79	135%	469	306	53%	405
Minesite sustaining[b]	73	62	18%	312	223	40%	360
Project[b]	113	17	565%	157	83	89%	45
Cost of sales ($/lb)	2.27	3.27	(31)%	2.94	2.91	1%	2.42
C1 cash costs ($/lb)[b]	1.89	2.53	(25)%	2.23	2.29	(3)%	1.89
All-in sustaining costs ($/lb)[b]	3.14	3.94	(20)%	3.85	3.48	11%	3.63
a.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/24	9/30/24	12/31/24	12/31/23
LTI	0	0	3	3
LTIFR[8]	0.00	0.00	0.19	0.23
TRIFR[8]	0.23	0.00	0.37	0.31
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2024 compared to Q3 2024
Copper production in Q4 2024 was 53% higher than Q3 2024 due to higher throughput, grades and recoveries. Copper sales were lower than copper production due to a prolonged shutdown at one of the third-party smelters that processes a portion of Lumwana’s concentrate. Alternative plans are underway to have our other smelters process additional concentrate in the near term.
Cost of sales per pound7 and C1 cash costs per pound6 were 31% and 25% lower, respectively, than Q3 2024 primarily due to higher grades processed, higher recoveries and the benefit of diluting the fixed costs over more production. In Q4 2024, all-in sustaining costs per pound6 decreased by 20% compared to Q3 2024, primarily driven by lower C1 cash costs per pound6 and lower minesite sustaining capital expenditures6 on a per pound basis.
Capital expenditures were 135% higher compared to Q3 2024 due to an increase in both project and minesite capital expenditures6. Project capital expenditures6 increased by 565% primarily reflecting down payments on the order of long lead items for the Lumwana Super Pit Expansion project, which includes the mining fleet. The increase in minesite sustaining capital expenditures6 of 18% was mainly due to timing of projects.

2024 compared to 2023
In 2024, copper production increased by 4% compared to 2023, primarily due to higher grades processed and higher recoveries, partially offset by lower throughput. Copper sales were lower than copper production due to a prolonged shutdown at one of the third-party smelters that processes a portion of Lumwana’s concentrate. Alternative plans are underway to have our other smelters process additional concentrate in the near term.
In 2024, cost of sales per pound7 was in line with 2023 as higher depreciation expense was largely offset by lower C1 cash costs per pound6. C1 cash costs per pound6 were 3% lower compared to 2023 due to higher grades processed, reduced mining costs reflecting an increase in mining efficiencies and higher capitalized stripping. All-in sustaining costs per pound6 in 2024 increased by 11% compared to 2023, mainly due to higher minesite sustaining capital expenditures6.
In 2024, capital expenditures increased by 53% compared to 2023, primarily related to higher minesite sustaining capital expenditures6 resulting from higher capitalized waste stripping, reflecting an increase in the strip ratio. This was combined with higher project capital

BARRICK YEAR-END 2024	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
expenditures6 reflecting down payments on the order of long lead items for the Lumwana Super Pit Expansion project, which includes the mining fleet.

2024 compared to Guidance

	2024 Actual	2024 Guidance
Copper produced (M lbs)	123	120 - 140
Cost of sales[7] ($/oz)	2.94	2.50 - 2.80
Total cash costs[6] ($/oz)	2.23	1.85 - 2.15
All-in sustaining costs[6] ($/oz)	3.85	3.30 - 3.60

Copper production in 2024 was within the guidance range. All cost metrics were above the guidance ranges, mainly due to the impact of higher power costs, as efforts to offset the power grid instability included co-generation of power through diesel generators and higher royalties.

BARRICK YEAR-END 2024	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	12/31/24					9/30/24
	Copper production (kt)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend-itures[c]	Copper production (kt)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend-itures[c]
Zaldívar (50%)	11	4.22	3.11	3.98	16	10	4.04	2.99	3.45	9
Jabal Sayid (50%)	7	2.02	1.29	1.44	5	8	1.76	1.54	1.76	5

						For the years ended
	12/31/24					12/31/23
	Copper production (kt)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend-itures[c]	Copper production (kt)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend-itures[c]
Zaldívar (50%)	40	4.09	3.04	3.58	42	40	3.83	2.95	3.46	44
Jabal Sayid (50%)	32	1.77	1.37	1.56	19	32	1.60	1.35	1.53	23
a.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Includes both minesite sustaining and project capital expenditures6. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.

Zaldívar (50% basis), Chile
Copper production for Zaldívar in Q4 2024 was 10% higher than Q3 2024 driven by higher throughput. Cost of sales per pound7 and C1 cash costs per pound6 in Q4 2024 were both 4% higher than Q3 2024 primarily driven by processing of higher-cost inventory mined in prior periods. All-in sustaining costs per pound6 increased by 15% compared to Q3 2024, primarily due to higher minesite sustaining capital expenditures6 driven by increased spend on components, combined with higher C1 cash costs per pound6.

	2024 Actual	2024 Guidance
Copper produced (kt)	40	35 - 40
Cost of sales[7] ($/lb)	4.09	3.70 - 4.00
C1 cash costs[6] ($/lb)	3.04	2.80 - 3.10
All-in sustaining costs[6] ($/lb)	3.58	3.40 - 3.70

Copper production in 2024 was at the top end of the guidance range. Cost of sales per pound7 was above the guidance range mainly due to the impact of higher depreciation, while both C1 cash costs per pound6 and all-in sustaining costs per pound6 were within the guidance ranges. This investment, of which we are not the operator, continues to be a non-core part of our portfolio.

Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in Q4 2024 was slightly below Q3 2024 driven by lower feed grade, as per the mine plan. Cost of sales per pound7 in Q4 2024 was 15% higher than Q3 2024 mainly due to higher depreciation expense, partially offset by lower C1 cash costs per pound6. C1 cash costs per pound6 were 16% lower mainly due to the impact of increased gold by-product credits. All-in sustaining costs per pound6 were 18% lower than Q3 2024, mainly due to lower C1 cash costs per pound6 with minesite sustaining capital expenditures6 consistent across quarters.

	2024 Actual	2024 Guidance
Copper produced (kt)	32	25 - 30
Cost of sales[7] ($/lb)	1.77	1.75 - 2.05
C1 cash costs[6] ($/lb)	1.37	1.40 - 1.70
All-in sustaining costs[6] ($/lb)	1.56	1.70 - 2.00

Copper production in 2024 exceeded the upper end of the guidance range due to higher than planned feed grades. Cost of sales per pound7 was at the low end of the guidance range driven by the benefit of diluting the fixed costs over more tonnes based on the strong production results. C1 cash costs per pound6 and all-in sustaining costs per pound6 were below the guidance ranges due to higher gold by-product credits in addition to the strong production results as per above.

BARRICK YEAR-END 2024	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Growth Project Updates

Goldrush Project, Nevada, USA17
Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces per year (100% basis) by 2028.
In Q4 2024, ventilation shaft sinking and installation of two underground primary fans were completed, the first of two planned vent shafts which enable increased mining rates. The initial Horse Canyon surface access development has also been completed. The water management infrastructure construction is in progress in Horse Canyon and the Pine Valley district.
As at December 31, 2024, project spend was $436 million on a 100% basis (including $13 million in Q4 2024) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).

Fourmile, Nevada, USA16
Fourmile, located adjacent to Goldrush, is a 100% owned Barrick asset in Nevada and has the potential to be a standalone Tier One Gold Asset1. The current focus is on exploration drilling with promising results to date that support the potential to significantly increase the modeled extents of the declared mineral resource within the 2.5km of prospective Wenban stratigraphy, as well as to uplift the grade. A dedicated Barrick project development team and budget are targeting the extension of the existing mineral resources, while also evaluating an independent surface portal access from Bullion Hill, which would decouple the evaluation of the project from the existing Goldrush development and ultimately complement the current Goldrush multi-purpose development. Footwall development along the strike of the Fourmile orebodies would initially be used for underground exploration drilling and then later be re-used for mine haulage. During Q4 2024, geotechnical drilling was completed to cover nearly the first 1km of the initial assessment of the Bullion Hill portal.
Exploration and resource definition drilling in 2024 exceeded the planned meters, confirming the geologic model and supporting the decision to progress to a prefeasibility study in 2025. In the south, at Rose and Blanche, the mineralized breccias have now been constrained at depth, along with concurrent growth in the modeled widths of shallower mineralization, providing substantial upgrades in the extents of higher confidence areas within the resource model. To the north, drilling at Sophia and Dorothy tested and confirmed the continuity of the structurally controlled brecciation within the broader upside model. This work is reflected in the current Fourmile resource estimate and as expected, has significantly increased the inferred resources compared to year-end 2023 and exploration upside.
Barrick anticipates Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met. As at December 31, 2024, we had spent $46 million in 2024 (including $16 million in Q4 2024). For 2025, we expect to spend $75 to $85 million as we continue to expand the upside and continue conversion drilling in the known deposits. This will also cover additional study costs as we commence the prefeasibility study in 2025.

NGM TS Solar Project, Nevada, USA
The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Now complete, the project will supply renewable energy to NGM’s operations and is expected to deliver a reduction of 234kt of CO2 equivalent emissions per annum, equating to an 8% decrease from NGM’s 2018 baseline.
In Q4 2024, the remaining Phase 2 array performance testing was completed and all milestones were achieved to declare commercial operation. As at December 31, 2024, project spend was $300 million (there was no material spend in Q4 2024) out of an estimated capital cost of $310 million (100% basis).

Ren, Nevada, USA
Ren is a new ore deposit at Goldstrike Underground and a key expansion project at Carlin. Located north of Goldstrike Underground’s Meikle and Banshee deposits, Ren is anticipated to produce an average of 140,000 ounces per year (100% basis) once in full production in 2027.
To develop the deposit, the existing exploration drift will be duplicated, allowing for increased ventilation and secondary egress into the working area. Once completed, two additional exploration drilling platforms will be constructed to support further drilling on the project allowing for both the conversion of the existing resource and further growth of the deposit.
To support production mining of the deposit, an additional set of twin declines will be driven from the Betze-Post open pit to the north with the intent to provide life of mine ventilation to the deposit as well as a direct path for material to be hauled and hoisted out via the existing Meikle Headframe. To complete the project, a 7 meter ventilation shaft will be sunk 550 meters to serve as an exhaust raise and utility conduit for the orebody.
During the fourth quarter, the focus was on advancing the twin exploration drift development to the exploration drilling platforms, installing highwall stabilization & surface utilities for the new twin declines and drilling additional dewatering wells. Twin decline development started with portal set installation. The ventilation shaft surface pad and utilities were completed in advance of shaft sinking activities which are expected to begin in Q1 2025.
As at December 31, 2024, project spend was $72 million out of an estimated capital cost of $410 to $470 million (100% basis).

Donlin Gold, Alaska, USA
Over the past three years the focus of the Donlin Gold team has centered on building ore body knowledge around the controls on mineralization through detailed mapping and infill grid drilling. The tightly spaced drill grids focused on the deposit’s three main structural domains (ACMA, Lewis and Divide) and supported the classification of inferred and indicated resources in the current Donlin Gold resource estimate as provided in Barrick’s 2024 year-end Mineral

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Reserves and Resources disclosures, but have not yet defined a spacing that would support the declaration of measured resources underpinned by the appropriate modifying factors. Trade-off studies and analysis on project assumptions, inputs and design components for optimization (mine engineering, metallurgy, hydrology, power and infrastructure) have continued through 2024.
Donlin Gold, in collaboration with Calista and The Kuskokwim Corporation, supported important initiatives in the Yukon-Kuskokwim region, including education, health, safety, cultural traditions and environmental programs. Further, Donlin Gold collaborated with Calista and the village of Crooked Creek and engaged state officials, the U.S. Army Corps of Engineers, members of the U.S. congressional delegation and with senior leadership from the U.S. Department of the Interior as part of ongoing outreach to emphasize the thoroughness of the project’s environmental review and permitting procedures, as well as on the strong partnership between Donlin Gold and the Alaska Native Corporations who own the mineral resource and land.
The 2025 work program has now been defined and agreed to by both Barrick and NOVAGOLD to continue to move the Donlin Gold project up the value curve. Focus continues to be on updating the resource model; modifying factors to support mine design and scheduling; optimizing the power sources and delivery, infrastructure constructability review, and flow sheet; mitigating the technical challenges; advancing the remaining project permitting; defending challenges to the existing permits; and exploring further partnership opportunities to unlock value for our Alaskan partners and communities.

Pueblo Viejo Expansion, Dominican Republic18
The Pueblo Viejo Life of Mine Expansion continues and with the Process Plant expansion now complete, the focus is on the Naranjo Tailings Storage Facility. The feasibility study has now been completed and advancement of all critical supply chain activities has commenced including releasing tenders for all major construction contracts and long lead procurement while continuing to advance the process to select an engineering partner. Field work has also kicked off with the construction of a road that will gain access to the temporary water management structures and support the overall schedule of having the starter dam completed, ahead of the existing Llagal dam reaching capacity.
Resettlement work continues to advance with over 100 homes complete and 300 more under construction. Additionally, the potable water treatment plant is now mechanically complete and all common community facilities are under construction including the new elementary school, parks and baseball diamond.
As at December 31, 2024, total project spend was $1,130 million (including $17 million in Q4 2024) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project has been updated from $2.1 billion and is expected to be approximately $2.6 billion (as previously guided during our Investor Day on November 22, 2024) based on the new estimate to complete the Naranjo Tailings Storage Facility inclusive of associated land acquisition and resettlement costs.

Veladero Phase 7 Leach Pad, Argentina
In November 2021, Minera Andina del Sol approved the Phase 7A leach pad construction project with Phase 7B subsequently approved in the third quarter of 2022. Construction on both phases includes sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.
Phase 7B construction was completed in December 2024 and is operating as intended.
Overall for Phase 7, as at December 31, 2024, project spend was $159 million (including $11 million in Q4 2024) out of an estimated capital cost of $160 million (100% basis).

Veladero Phase 8 Leach Pad, Argentina
The construction of the phase 8 leach pad will be divided into three phases being 8A, 8B and 8C. In December 2024 the Phase 8A leach pad construction project was approved. Construction will start in Q1 2025 and is expected to be completed by Q1 2026. Construction of the phase includes cut, filling, sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection.
Overall, for Phase 8, as at December 31, 2024, project spend was $10 million (including $7 million in Q4 2024) out of an estimated capital cost of $250-270 million (100% basis).

Reko Diq Project, Pakistan19
At the end of 2024, Barrick completed a full update of the project’s 2010 feasibility study and 2011 expansion prefeasibility study and added 7.3 million tonnes of copper and 13 million ounces of attributable gold in probable reserves as at December 31, 202420. Once fully commissioned, the Reko Diq project is now projected to deliver 240,000 tonnes of copper production and 297,000 ounces of gold per year during Phase 1 increasing to 460,000 tonnes of copper and 520,000 ounces of gold during the first ten years (2034-2043) of Phase 2 (100% basis). This is based on an increased 45Mtpa process plant throughput in Phase 1 (from the original 40Mtpa) and 90Mtpa (from the original 80Mtpa) in Phase 2, following the grind size optimization work undertaken as part of the feasibility study. The total estimated capital cost of Phase 1 is $5.6-6.0 billion (100% basis, exclusive of capitalization of financing costs) to be spent between 2025-2029. On February 11, 2025, the Board of Directors conditionally approved the development of Phase 1 subject to the closing of up to $3 billion of limited recourse project financing. Assuming $3 billion of project financing, Barrick’s share of the total partner equity contribution required to fund the construction of Phase 1 is expected to be $1.4-1.7 billion (exclusive of capitalization of financing costs). The total estimated capital cost of Phase 2 is $3.3-3.6 billion (100% basis, exclusive of capitalization of financing costs) to be spent between 2029-2033.
During the year, additional personnel were recruited and mobilized for the project with the majority of new hires from Balochistan. Site works were advanced with a focus on early works infrastructure (perimeter fence, bulk earthworks, camp and water pond and pipeline for construction) and the project received approval of its early works ESIA. In addition, the full project ESIA was submitted

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to the Balochistan Environmental Protection Agency during Q4 2024 and approval is expected in Q1 2025.
With the completion of the updated feasibility study, early works construction has commenced during Q1 2025 with a final investment decision to proceed with development of Phase 1 expected later in 2025 subject to joint venture approvals and closing of the project financing. First production is targeted by the end of 2028.
As at December 31, 2024, total spend on the feasibility update was $186 million (including $32 million in Q4 2024) (100% basis). This amount is recorded in exploration, evaluation and project expense and excludes amounts relating to fixed asset purchases that were capitalized. Capital expenditures commenced in Q2 2024, with total capitalized spend of $168 million (including $109 million in Q4 2024) (100% basis).
For 2025, as construction advances, the capital spend for the year is anticipated to be approximately $1 billion (100% basis).

Loulo-Gounkoto Solar Project, Mali
This project entailed the design, supply and installation of a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system to complement the existing installed 20 MW plant. Now complete, this project is projected to deliver a reduction of 23 million liters of fuel in the power plant, which translates to savings of approximately 63kt of CO2 equivalent emissions per annum. The project was constructed in two phases of solar and battery storage and was completed 12 months ahead of schedule. Continuous optimization of the photovoltaic solar farm is ongoing and performing above the targeted power blend. The project was completed in Q1 2024 and the final project spend of $73 million finished below the original capital cost of approximately $90 million (100% basis).

Kibali Solar Project, DRC
This project entails the design, supply and installation of a 16 MW photovoltaic solar farm with a 15 MW battery energy storage system to complement the existing hydroelectric power stations raising the renewable component of the mine’s energy mix from 81% to 85%. The completion of this project is projected to deliver a 53% reduction in fuel consumption in the power plant. The project is on schedule with completion planned for Q2 2025. Earthworks progressed well during the quarter and are now complete. All long lead equipment has been ordered and tracker and transformer installation commenced during Q4 2024. Upcoming areas of focus include the civil construction for substations and ramming of posts for the solar field installation. As at December 31, 2024, project spend was $32 million (including $9 million in Q4 2024) out of an estimated capital cost of $55 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia
The scope of this project is to develop and mine a new orebody, located less than a kilometer from the existing lode at Jabal Sayid. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades. Stoping commenced during Q3 2023 with development for 2024 completed on schedule. The ventilation raise bore shaft is fully equipped and the reaming of the fresh air ventilation shaft has been completed. The reagent plant and direct flow reactor has been completed. All construction activities at the paste plant have been completed and commissioning commenced during Q2 2024. The project is 100% complete.
As at December 31, 2024, project spend was $43 million (there was no material spend in Q4 2024) in line with the estimated capital cost of approximately $43 million (100% basis).

Lumwana Super Pit Expansion, Zambia21
The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per year, from a 52Mtpa process plant expansion, with a mine life of more than 30 years. Following the successful transition in 2023 to the owner stripping model we have already seen the 20% planned cost and efficiency benefit which aligns well with the interim mine volumes and longer-term expansion strategy.
The feasibility study has now been completed. Long lead equipment selection is finalized and ordering of key packages commenced during Q3 2024 to enable preparation of vendor data required for detailed engineering. Delivery schedules of vendor data and equipment remains in line with the project schedule. Geotechnical site investigation drilling of the feasibility study project layout is complete.
Enabling construction works remain on schedule to commence in 2025 with first production targeted for 2028.
The building of the first accommodation units for the construction camp progressed to 70% completion during the quarter. The TSF design and reviews have been completed and are included in the capital cost estimate. The field work on the ESIA was completed during Q1 2024 and approval of the ESIA report was received from the Zambia Environmental Management Agency during Q4 2024.
As at December 31, 2024, the total spend on the feasibility study was $38 million (including $2 million in Q4 2024), in line with the budgeted study cost. For 2024, we also capitalized $120 million (including $113 million in Q4 2024) related to early works, infrastructure improvements and down payments on fleet and long lead equipment for the project. The total project capital cost is expected to be $2 billion based on the feasibility study with capital spend for 2025 estimated at $0.6 billion.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business - not a process. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset1 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
During 2024, our exploration portfolio was upgraded in all regions with the addition of new projects, while we have significantly rationalized our ground holdings where we saw little potential. In Canada, we are now drill testing the new targets we identified during 2023. In the United States, we have progressed multiple exciting prospects outside the Carlin district with further consolidation in progress. In Nevada, the team continues to identify new opportunities around our Carlin operations, with large cells of Carlin alteration and anomalism discovered under cover being evaluated, while material brownfields progress delivers conversion opportunities. In Latin America, a portfolio of exciting targets in Peru were progressed to drilling, while we advanced permitting on a prospective portfolio in Ecuador. We continue to evaluate near mine targets around Pueblo Viejo while developing a regional exploration portfolio in the Dominican Republic, and we have entered Jamaica through a country-wide alliance. Our work in Argentina is focused around Veladero and providing optionality to the operation. In the Africa and Middle East region, we have confirmed high-grade mineralization on key structures around our deposits in Mali and DRC, notably the Baboto and ARK targets, and in Tanzania we expanded our ground holding significantly while testing new targets around North Mara and Bulyanhulu. In Saudi Arabia, early drilling at the Umm Ad Damar project has identified mineralization along multiple trends. We also continue to evaluate opportunities across the Asia-Pacific region as we test targets around Reko Diq in Pakistan and across Japan. Through 2025, we plan to maintain a healthy balance in our exploration focus between early-stage and advanced exploration projects to deliver on Barrick’s growth and long-term business plan.
The following section summarizes the exploration results from Q4 2024.

North America
Carlin, Nevada, USA22
Drilling to expand the footprint of Leeville, including both Miramar and Fallon (formerly North Leeville) continues to confirm the geologic model. As we move to indicated resource conversion at Miramar, drilling along the Veld fault in Q4 confirmed the high grade ore control with NTC-24-021 reporting 22.1 meters at 11.61 g/t Au (true thickness).
Northeast of Fallon, a new access road for framework surface drilling has exposed broad zones of structurally controlled alteration and multiple intrusive dikes cutting through the unfavorable Upper Plate Cover, further validating new target concepts beyond the footprint of Leeville, with results from surface mapping and sampling now defining several targets within the four-kilometer long northeast trending corridor. The first framework hole testing the prospectivity of the lower plate carbonates is planned for Q2 2025.
In the Carlin Basin, adjacent to Gold Quarry, wide spaced RC drilling through post mineral cover has defined a multi-kilometer footprint of low-level gold and Carlin style alteration and geochemistry in the less prospective upper plate stratigraphy. The anomalism observed is along trend of, and controlled by the Good Hope Fault, an important ore controlling feature at Gold Quarry. Two deeper core holes, 3.5km apart, returned hundreds of meters of alteration extending from the bedrock contact into the favorable Lower Plate carbonate stratigraphy. Work will continue to define the extent of the hydrothermal system and delineate vectors to additional targeted drill holes in 2025.

Cortez, Nevada, USA
Step-out drilling was completed during Q4 at the Hanson target, approximately 235 meters beneath the Cortez Hills underground operation. Drilling to-date continues to confirm the geologic model and define the open, up dip, opportunity beyond the “Heart of Hanson”, a resource with good potential to be added to reserves in the upcoming years. This early-stage drilling continues to provide confidence in the resource growth below the existing infrastructure of the Cortez Hills underground mine that is expected to add material life-of-mine extensions. Follow-up drilling is planned for 2025.
At Swift, drilling continued to better define the structure and stratigraphic understanding in the southwest portion of the property where previous drilling has identified widespread alteration and anomalous gold. The second framework hole was completed in December 2024 and encountered signification structural disruptions to the expected stratigraphy, omitting the most prospective slope facies rocks. Weak to moderate Carlin type alteration occurred in and adjacent to the larger fault zones further expanding the footprint of alteration in the area. Assays are currently pending.

Patris, Quebec, Canada
Permitting was secured to complete drill for till target delineation work across the sedimentary basins on the property. The drilling program is expected to begin in early Q1 2025 and will continue to define the extent of strong anomalism along the La Pause Fault, following up on the results from the 2024 programs.

Latin America & Asia-Pacific
Pueblo Viejo, Dominican Republic
At Pueblo Viejo, target delineation work concluded in the Zambrana area, one kilometer to the east of the Moore pit. Favorable lithology, alteration, soil and rock chip geochemical anomalies and an induced polarization, high chargeability geophysical anomaly define two targets and drilling commenced in January 2025.

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Regional Exploration, Dominican Republic
At the Restauracion District, located in the Western Dominican Republic, field work commenced during Q4. These activities are focusing on the Neita Norte Property (part of the earn-in agreement with Unigold) and on the adjacent 100% Barrick-owned permits. Three large areas of interest have been defined with further, more focused work planned for the first half of 2025.

Jamaica
Early-stage exploration activities continued in all areas under the earn-in agreement with Geophysx Jamaica Ltd. (Geophysx). Fieldwork focused on regional-scale geological evaluation (including assessment of post-mineral cover thickness) and camp-scale delineation of priority areas. Drill-ready targets are expected to be defined by Q3 2025.

Veladero District, Argentina
At Argenta Norte, located one kilometer to the northwest of Veladero’s Argenta pit, a six drillhole follow-up campaign was completed. These partially validated the exploration model, confirming high-sulfidation mineralization and some continuity between holes. Assays are expected during Q1 2025.
At Domo Negro, following the framework drilling campaign that intersected a previously reported shallow low-sulfidation vein with bonanza gold results, detailed geological mapping, sampling, trenching and a ground magnetic survey were completed. Two structurally controlled epithermal gold targets were defined, and a follow-up drilling program is scheduled to be completed in Q1 2025.

Peru
Several consolidated areas of interest in Peru are being advanced with projects at various stages, from early-stage reconnaissance work to drill-ready targets.
In the Libelula District, drilling commenced on the first of three high-sulfidation epithermal gold targets. The first hole in the Libelula system intercepted multiple hydrothermal events confirming the exploration model. Assays are expected during Q1 2025.
In the Ccoropuro District, located in southern Peru, permitting is on track to commence drilling in H2 2025.

Ecuador
Following Barrick’s successful participation in a public tender process conducted by ENAMI EP (the state-owned mining company of Ecuador) and the signing of a commercial framework agreement with ENAMI EP, Barrick continued with prospecting work in the southern Jurassic Belt, which hosts the Mirador and Fruta del Norte deposits.

Reko Diq, Pakistan23
At Reko Diq, the exploration team is progressing with the re-logging of historic drill holes, re-interpreting legacy datasets and modeling historical and newly generated targets. Additionally, the team is completing geological and structural mapping at various scales, with infill geochemical surveys ongoing in parallel. Results are being integrated to define a pipeline of high potential projects with several drillholes completed during the quarter. These are the first exploration holes completed in the Reko Diq district, since 2009.
At H14, one of the Western Porphyries, a deep drillhole confirmed open, high-grade mineralization at depth, 250m west of the existing drilling. At the Tanjeel supergene copper enrichment blanket, two holes intercepted high-grade copper sulfide minerals and confirmed potential for hypogene mineralization below the supergene copper enriched blanket, for the first time. At the newly defined Gurich gold-copper porphyry-breccia complex several drillholes were completed during Q4, confirming strong mineralization near surface in a new northwest trending corridor, located to the west of H8 which remains open. Partial assays were received for hole RD-925 (897 meters), confirming copper and gold mineralization with an intersection of 598 meters at 0.43% Cu and 0.1 g/t Au from 102 meters, including an interval of 170 meters with 0.57% Cu and 0.13 g/t Au from 340 meters. Other assays are pending and are expected during Q1 2025.

Porgera, Papua New Guinea
Drilling on the Wangima priority target continued in Q4 with over 23,800m of diamond drilling completed in 2024. Reprocessing and inversion modeling of the project’s geophysical data was completed with new surface and underground targets generated. Exploration activities have expanded to include mapping and sampling of prospects north of the current Wangima drilling areas. Initial surface mapping has indicated extensions to mineralization, with promising results from surface sampling programs. Further evaluation of these targets will continue through 2025.

Japan Gold Strategic Alliance, Japan
At Togi, the Akasaka target was tested with two drill holes during Q4. These holes partially confirmed the exploration model for a preserved shallow low-sulfidation system.
At Ebino, located near the Hishikari low-sulfidation deposit, two drill-ready low sulfidation targets were defined. Drilling is expected in Q2 2025.
At the Hakuryu area, located in the North of Japan, one low-sulfidation target has been defined. Drilling is expected to be completed in Q2 2025, following the winter season.

Africa and Middle East
Loulo-Gounkoto, Mali24
At Baboto, exploration results during Q4 continue to highlight the potential for the complex to deliver a significant orebody. Drilling has intersected multiple sub-parallel zones of mineralization beneath the pit and extended the mineralized system along strike which remains open in multiple directions, including down plunge along several emerging high-grade ore-shoots. Near surface, opportunities to expand the existing open pit have been identified where high-grade intersections have been returned at the base of the pit shell such as BNRC355: 7 meters at 10.06 g/t Au. Meanwhile, results received to date on the sub-parallel East Zone have been variable with high grade controls not yet well understood; however, the presence of multiple very high gram-meter intersections, including BNRC381: 15 meters at 25.13 g/t Au, including 5 meters at 72.47 g/t Au, highlights the potential to contribute significantly to the overall mineral inventory. The geological

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model is being updated to explore and extend the system more effectively while a delineation drilling program will commence once the temporary suspension of operations is lifted (refer to page 9 for further details).
A full geological review of the Loulo-District will be completed early in 2025 to reinforce the base of the resource triangle while high priority targets are advanced, such as Barika, located south of Yalea where open, high-grade mineralization has been intersected showing similarities in style and pathfinders to the main Yalea system.

Tongon, Côte D’Ivoire25
Systematic near mine exploration has identified additional inventory and upside along key prospective corridors, which are designated for aggressive follow-up in 2025.
At Jubula East, drilling has demonstrated a shoot of plunging high-grade mineralization. Though small in scale, it demonstrates the potential for additional, small footprint, value-adding zones of oxide mineralization to be discovered within 10km of the Tongon plant: JBERC025: 18 meters at 4.64 g/t Au, JBERC088: 12 meters at 9.81 g/t Au.
At Koro A2, drilling targeting a sub-parallel structure to the east of the main system returned several significant intersections highlighting a new high-grade shoot, with potential for others; KKHRC054: 13 meters at 3.73 g/t Au and KKHRC090: 9 meters at 3.49 g/t Au. Meanwhile step-out drilling along the Koro A2 main structure succeeded in extending the system over 180 meters southward. The target is part of a larger mineralized corridor that remains open along strike and is sparsely tested.

Kibali, DRC26
At ARK, drilling is in progress following a review of the wider ARK corridor in Q3 2024, which highlighted multiple open-pit and underground discovery opportunities. Results continue to extend and define mineralization, as well as demonstrate zones of bonanza grade potential, such as on the emerging lens between Rhino and Agbarabo highlighted by RHGC2053: 12.00 meters at 231.15 g/t Au, and RHDD0079: 8.80 meters at 17.30 g/t Au, hosted by strong sericite-silica-pyrite altered conglomerate. Additionally, drilling down plunge of the Upper Rhino lens demonstrates the continuity of the lode: RHGC2066: 24.00 meters at 3.12 g/t Au and RHGC2067: 22.00 meters at 2.74 g/t Au. Furthermore, drilling at Kombokolo commenced this quarter, confirming the down dip extension of the mineralized system. An intensive exploration drilling campaign is planned for 2025 to assess the significant overall potential of the ARK system.
At KCD, drilling on the down-plunge extension continued in Q4 supporting the continuation of high-grade mineralization related to the 3000 and 5000 lodes demonstrated by: KCDU7507: 34.04 meters at 3.9 g/t Au. Additionally, a deep, directional, drilling program commenced to intersect the orebody an additional 500 meters down-plunge beyond the known mineralization (3000, 5000 and 9000 lodes) to guide decisions on future infrastructure upgrades.

North Mara and Bulyanhulu, Tanzania
At North Mara, during the wet season, a target generation session was completed, aiming to replenish the base of the resource triangle and re-prioritize existing targets for follow-up. The review highlighted multiple, poorly tested early-stage target areas demonstrating key prospectivity drivers including increased structural complexity and rheological contrasts. The highest priority targets will be motivated for follow-up and drilling in 2025.
On the Bulyanhulu Inlier, geochemical AC drilling and scout RC drilling returned encouraging results, identifying multiple kilometer scale gold, copper and pathfinder geochemical anomalies, associated with both Reef 1 and Reef 2-style geological settings. Framework diamond drilling is planned for Q1 2025 to guide follow-up drilling in the dry season in Q2 2025.
At Nzega, observations from reconnaissance mapping and framework AC drilling (under post-mineral cover) continue to validate the modeled geological setting and interpreted structural complexity indicative of a prospective setting for large orogenic gold systems. High-resolution geophysics is planned in Q1 2025 over most of the belt, including over 100km strike of sparsely tested, major structural corridors. This data will guide the planning of aggressive target generation programs in Q2 2025 while testing under extensive post-mineral cover which has preserved the discovery potential for additional major gold deposits in the belt.

Jabal Sayid, Kingdom of Saudi Arabia
Full results have been received from the aircore and soil geochemistry screening program at Umm ad Damar, defining the paleosurface over 3.5km strike length under cover and at Jabal Sayid two paleosurface horizons have been constrained within the mining license. These prospective corridors will be explored at depth with appropriate geophysical techniques and diamond drilling in 2025 to assess the potential to deliver the next VMS discovery in the Jabal Sayid camp.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Gold
000s oz sold[a]	965	967	3,798	4,024	4,141
000s oz produced[a]	1,080	943	3,911	4,054	4,141
Market price ($/oz)	2,663	2,474	2,386	1,941	1,800
Realized price ($/oz)[b]	2,657	2,494	2,397	1,948	1,795
Revenue	3,327	3,097	11,820	10,350	9,920
Copper
000s tonnes sold[a,c]	54	42	177	185	202
000s tonnes produced[a,c]	64	48	195	191	200
Market price ($/lb)	4.17	4.18	4.15	3.85	3.99
Realized price ($/lb)[b]	3.96	4.27	4.15	3.85	3.85
Revenue	260	213	855	795	868
Other sales	58	58	247	252	225
Total revenue	3,645	3,368	12,922	11,397	11,013
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

Our 2024 gold production of 3.91 million ounces was within the guidance range of 3.9 to 4.3 million ounces. As previously disclosed, this was towards the lower end of the range mainly due to lower than planned production at Pueblo Viejo due to ramp-up issues which hindered our ability to increase throughput. This included mill failures, lower flotation plant availability, lower limestone production and unplanned maintenance at the autoclaves. This was combined with lower than planned production at NGM, mainly at Carlin as production was impacted primarily by the previously disclosed pit wall failure in the Gold Quarry open pit in Q1 2024, combined with increased ounces from Cortez processed at the Carlin roasters, to the overall benefit of NGM, and at Turquoise Ridge as the improvements in stabilizing the processing plant and increasing underground production in H2 took longer than planned. Gold production was further impacted by lower than planned production at Kibali, primarily driven by lower grades processed than planned. Copper production of 195 thousand tonnes for 2024 was at the midpoint of the guidance range of 180 to 210 million pounds.

Q4 2024 compared to Q3 2024
In Q4 2024, gold revenues increased by 7% compared to Q3 2024 primarily due to a higher realized gold price6, partially offset by slightly lower sales volume. The average realized price for the three month period ended December 31, 2024 was $2,657 per ounce versus $2,494 per ounce for Q3 2024. During Q4 2024, the gold price ranged from $2,537 per ounce to an all-time nominal high of $2,790 per ounce and closed the quarter at $2,609 per ounce. Gold prices in Q4 2024 continued to rise as a result of reductions in benchmark interest rates, geopolitical tensions and global economic concerns, tempered by the strength of the trade-weighted US dollar.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q4 2024 compared to Q3 2024

In Q4 2024, attributable gold production was 137 thousand ounces higher than Q3 2024, primarily driven by stronger performances at Cortez mainly due to higher ore tonnes from both Cortez Hills underground and Goldrush; at Veladero (included in the “Other” category above) due to an increase in recoverable ounces placed on the leach pad; and at Turquoise Ridge reflecting higher tonnes processed. Attributable gold sales volumes were lower than attributable gold production, reflecting the restrictions placed by the Government of Mali during Q4 2024 on our ability to ship and sell gold from Loulo-Gounkoto.
Copper revenues in Q4 2024 increased by 22% compared to Q3 2024, primarily due to higher copper sales volume, with the realized copper price6 only slightly lower. The average market price in Q4 2024 was $4.17 per pound versus $4.18 per pound in Q3 2024. In Q4 2024, the realized copper price6 was lower than the market copper price due to the impact of negative provisional pricing adjustments, whereas a positive provisional pricing adjustment was recorded in Q3 2024. During Q4 2024, the copper price ranged from $3.95 per pound to $4.59 per pound and closed the quarter at $3.95 per pound. Copper prices in Q4 2024 were influenced by concerns about slowing economic growth, especially in China, supply disruptions and a strengthening trade-weighted US dollar.
Attributable copper production in Q4 2024 was 33% higher compared to Q3 2024 driven by higher throughput, grades and recoveries at Lumwana.

BARRICK YEAR-END 2024	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2024 compared to 2023
In 2024, gold revenues increased by 14% compared to 2023, primarily due to a higher realized gold price6, partially offset by a decrease in sales volumes. The average market gold price for 2024 was $2,386 per ounce compared to $1,941 per ounce in 2023.
In 2024, attributable gold production was 3,911 thousand ounces, or 143 thousand ounces lower than 2023 largely driven by NGM, mainly at Cortez and Carlin. At Cortez, this was due to lower leach ore mined at the Crossroads open pit and lower oxide ore mined from Cortez Hills underground, in line with the mine sequence, and at Carlin due to lower grades processed, lower recoveries and the reduction in open pit tonnes mined. These impacts were partially offset by increased production at Porgera (included in the “Other” category below) following the ramp-up of operations in 2024. Attributable gold sales volumes were lower than attributable gold production, reflecting the restrictions placed by the Government of Mali during Q4 2024 on our ability to ship and sell gold from Loulo-Gounkoto.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Year ended December 31, 2024

Copper revenues for 2024 were 8% higher compared to 2023 due to a higher realized copper price6, partially offset by lower copper sales volume. In both years, the realized copper price6 was in line with the market copper price.
Attributable copper production for 2024 was 4 thousand tonnes higher than 2023, mainly due to higher grades processed and higher recoveries at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Gold
Site operating costs	1,268	1,332	5,146	5,015	4,678
Depreciation	424	409	1,641	1,756	1,756
Royalty expense	112	106	405	371	342
Community relations	6	9	34	36	37
Cost of sales	1,810	1,856	7,226	7,178	6,813
Cost of sales ($/oz)[a]	1,428	1,472	1,442	1,334	1,241
Total cash costs ($/oz)[b]	1,046	1,104	1,065	960	862
All-in sustaining costs ($/oz)[b]	1,451	1,507	1,484	1,335	1,222
Copper
Site operating costs	101	109	389	401	336
Depreciation	54	60	245	259	223
Royalty expense	22	17	67	62	103
Community relations	2	1	5	4	4
Cost of sales	179	187	706	726	666
Cost of sales ($/lb)[a]	2.62	3.23	2.99	2.90	2.43
C1 cash costs ($/lb)[b]	2.04	2.49	2.26	2.28	1.89
All-in sustaining costs ($/lb)[b]	3.07	3.57	3.45	3.21	3.18
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.

Q4 2024 compared to Q3 2024
In Q4 2024, cost of sales applicable to gold was 2% lower compared to Q3 2024, primarily as a result of slightly lower sales volumes, partially offset by higher depreciation expense and increased royalty expense as a result of a higher realized gold price6. Our 45% interest in Kibali is equity accounted and we therefore do not include its cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold7 and total cash costs per ounce6, after including our proportionate share of cost of sales at our equity method investees, were 3% and 5% lower, respectively, than Q3 2024 primarily due to the changes in sales mix across the portfolio partially offset by higher royalties due to an increase in the realized gold price6 ($9/oz impact).
In Q4 2024, gold all-in sustaining costs6 decreased by 4% on a per ounce basis compared to Q3 2024, primarily due to lower total cash costs per ounce6 as described above, and decreased general and administrative expenses. This was partially offset by higher minesite sustaining capital expenditures6.

BARRICK YEAR-END 2024	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In Q4 2024, cost of sales applicable to copper was 4% lower than Q3 2024, primarily due to the impact of lower processing and maintenance costs at Lumwana, partially offset by higher copper sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, decreased by 19% and 18%, respectively, compared to Q3 2024 primarily due to higher grades processed, higher recoveries and the benefit of diluting the fixed costs over more production at Lumwana.
In Q4 2024, copper all-in sustaining costs6, which have been adjusted to include our proportionate share of equity method investees, were 14% lower per pound than Q3 2024, primarily reflecting lower C1 cash costs per pound6 and lower general and administrative costs, while minesite sustaining capital expenditures6 on a per pound basis were in line with Q3 2024.

2024 compared to 2023
In 2024, cost of sales applicable to gold was 1% higher than the prior year primarily due to higher site operating costs and increased royalties as a result of a higher realized gold price6, partially offset by lower depreciation. On a per ounce basis, cost of sales applicable to gold7, after including our proportionate share of cost of sales at our equity method investees, and total cash costs per ounce6 were 8% and 11% higher, respectively, than the prior year, primarily due to lower production across the portfolio (resulting in reduced fixed cost dilution) together with higher electricity consumption, plant maintenance costs, and gas prices at Pueblo Viejo; lower grades processed and lower recoveries at Carlin; and higher royalties across all sites due to the increase in the realized gold price6 ($23/oz impact).
In 2024, gold all-in sustaining costs per ounce6 increased by 11% compared to the prior year primarily due to higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6.
In 2024, cost of sales applicable to copper was 3% lower than the prior year, primarily due to lower volumes sold. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 after including our proportionate share of cost of sales at our equity method investees increased by 3%, compared to the prior year, primarily due to higher depreciation expense on a per pound sold basis. This was partially offset by lower C1 cash costs per pound6 of 1%, due to higher grades processed, reduced mining costs reflecting an increase in mining efficiencies and higher capitalized stripping at Lumwana.
Copper all-in sustaining costs per pound6 were 7% higher than the prior year, primarily due to higher minesite sustaining capital expenditures6 resulting from higher capitalized waste stripping, reflecting an increase in the strip ratio at Lumwana, partially offset by lower C1 cash costs per pound6, as discussed above.

2024 compared to Guidance
2024 cost of sales applicable to gold7 and gold total cash costs6 were $1,442 and $1,065 per ounce, respectively, which were both higher than our guidance ranges of $1,320 to $1,420 per ounce and $940 to $1,020 per ounce, respectively. Gold all-in sustaining costs6 for 2024 of $1,484 per ounce were also higher than the guidance range of $1,320 to $1,420 per ounce. All gold cost metrics were higher than the guidance ranges mainly due to higher royalties due to the increase in the realized gold price6 ($25/oz impact) and changes in the sales mix across the portfolio.
2024 cost of sales applicable to copper7 and copper all-in sustaining costs6 were $2.99 per pound and $3.45 per pound, respectively, which were both slightly higher than our guidance ranges of $2.65 to $2.95 per pound and $3.10 to $3.40 per pound, respectively, mainly due to the impact of higher power costs, as efforts to offset the power grid instability included co-generation of power through diesel generators and higher royalties at Lumwana related to the higher realized copper price6. 2024 C1 cash costs6 of $2.26 per pound was within our guidance range of $2.00 to $2.30 per pound.

General and Administrative Expenses

($ millions)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Corporate administration	19	25	95	101	125
Share-based compensation[a]	(10)	21	20	25	34
General & administrative expenses	9	46	115	126	159
2024 Guidance			~$180
a.Based on US$15.71 share price as at December 31, 2024 (September 30, 2024: US$20.45; 2023: US$18.09; 2022: US$17.21).

Q4 2024 compared to Q3 2024
In Q4 2024, general and administrative expenses decreased by $37 million compared to Q3 2024, primarily due to lower share-based compensation. The remeasurement of our share-based compensation liability during the current quarter resulted in a gain due to the decrease in our share price during Q4 2024.

2024 compared to 2023
General and administrative expenses in 2024 decreased by $11 million compared to the prior year due to lower corporate administration expenses attributed to reductions in employee and consultant costs, combined with lower share-based compensation expense as a result of a decrease in our share price.

2024 compared to Guidance
General and administrative expenses in 2024 of $115 million were lower than guidance of ~$180 million. Corporate administration expenses of $95 million were below our guidance of ~$130 million, highlighting the continued benefit of our cost discipline, while share-based compensation expenses of $20 million were lower than our guidance of ~$50 million due to a lower share price during the current year.

BARRICK YEAR-END 2024	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Exploration, Evaluation and Project Costs

($ millions)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Global exploration and evaluation	37	45	153	143	123
Project costs:
Reko Diq	32	30	126	60	14
Lumwana	0	0	0	37	0
Other	19	19	76	81	138
Global exploration and evaluation and project expense	88	94	355	321	275
Minesite exploration and evaluation	8	10	37	40	75
Total exploration, evaluation and project expenses	96	104	392	361	350

		2024 Actuals		2024 Guidance
E&E			190	180 - 200
Project expenses			202	220 - 240
Total E&E and project expenses			392	400 - 440

Q4 2024 compared to Q3 2024
Exploration, evaluation and project expenses for Q4 2024 decreased by $8 million compared to Q3 2024. This was primarily due to lower global exploration and evaluation costs at Fourmile as the drilling activities are curtailed during the winter months which impacted Q4 2024.

2024 compared to 2023
Exploration, evaluation and project costs for 2024 increased by $31 million compared to 2023, primarily due to higher project costs at Reko Diq due to the ramp-up of project activities, partially offset by lower project costs at Lumwana as the pre-feasibility study work was completed in 2023.

2024 compared to Guidance
Exploration, evaluation and project expenses for 2024 of $392 million were slightly lower than the guidance range. Exploration and evaluation costs of $190 million were within the guidance range, while project expenses of $202 million were below the guidance range, mainly due to the timing of different projects across the portfolio, particularly in the Latin America & Asia Pacific region.
Finance Costs, Net

($ millions)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Interest expense[a]	113	137	452	387	366
Accretion	22	23	89	87	66
Interest capitalized	(4)	(4)	(33)	(42)	(29)
Gain on debt extinguishment	0	0	0	0	(14)
Other finance costs	1	2	5	7	6
Finance income	(64)	(76)	(281)	(269)	(94)
Finance costs, net	68	82	232	170	301
2024 Guidance		260 - 300
a.For Q4 2024 and 2024, interest expense includes approximately $9 million and $33 million, respectively, of non-cash interest expense relating to the streaming agreement with Royal Gold Inc. (Q3 2024: $8 million; 2023: $32 million; 2022: $33 million). Interest expense also includes approximately $18 million and $78 million for Q4 2024 and 2024, respectively, relating to finance costs in Argentina (Q3 2024: $44 million; 2023: $nil; 2022: $nil)

Q4 2024 compared to Q3 2024
In Q4 2024, finance costs, net decreased by 17% compared to Q3 2024, mainly due to lower interest expense due to decreased finance costs in Argentina associated with cash repatriation, partially offset by lower finance income.

2024 compared to 2023
In 2024, finance costs, net were 36% higher than the prior year, primarily due to higher interest expense due to increased finance costs in Argentina associated with cash repatriation, partially offset by higher finance income.

2024 compared to Guidance
Finance costs, net for 2024 of $232 million were lower than the guidance range of $260 to $300 million, mainly due to higher than expected finance income earned on our cash balance resulting from higher revenue from higher metal prices.

Additional Significant Statement of Income Items

($ millions)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Impairment charges (reversals)	(477)	2	(457)	312	1,671
Loss on currency translation	18	4	39	93	16
Closed mine rehabilitation	11	59	59	16	(136)
Other (income) expense	71	46	214	(195)	(268)

BARRICK YEAR-END 2024	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Impairment Charges (Reversals)

($ millions)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Asset impairments (reversals)
Lumwana	(655)	0	(655)	0	23
Veladero	(437)	0	(437)	0	490
Carlin	82	0	82	4	0
Long Canyon	49	0	49	280	85
Tanzania	0	0	0	22	0
Reko Diq	0	0	0	0	(120)
Other	0	2	20	6	5
Total asset impairment charges (reversals)	(961)	2	(941)	312	483
Goodwill
Loulo-Gounkoto	484	0	484	0	1,188
Total goodwill impairment charges	484	0	484	0	1,188
Total impairment charges (reversals)	(477)	2	(457)	312	1,671

In Q4 2024 and the full year 2024, we recognized $961 million and $941 million, respectively, of net impairment reversals, mainly due to non-current asset impairment reversals of $655 million at Lumwana as a result of the inclusion of the Super Pit Expansion in the LOM plan and higher copper prices, and of $437 million at Veladero, reflecting higher gold prices, extended mine life and lower country risk. In addition, we recognized a goodwill impairment of $484 million at Loulo-Gounkoto (refer to Key Business Developments. This compares to net impairment charges of $312 million in 2023, mainly due to a non-current asset impairment of $280 million at Long Canyon as we decided not to pursue the permitting associated with Phase 2 mining, removed those ounces from our LOM plan and placed the mine on care and maintenance.
Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation
Loss on currency translation in Q4 2024 increased by $14 million compared to Q3 2024, as a result of realized foreign currency losses related to the Chilean peso, whereas there were unrealized gains on the Chilean peso in Q3 2024. These realized losses were hedged, with a corresponding gain on non-hedge derivatives in other income.
Loss on currency translation for 2024 decreased by $54 million compared to 2023, mainly due to the unrealized foreign currency losses in the prior year related to the Argentine peso, and the Zambian kwacha resulting from the high inflation levels and the country’s debt restructuring concerns in 2023. This was partially offset with the depreciation of the Chilean peso in 2024, compared to a gain in 2023.
Currency fluctuations result in a revaluation of our local currency denominated VAT receivables and local currency denominated payable balances.

Closed mine rehabilitation
Closed mine rehabilitation in 2024 includes higher closure cost estimates at various closure sites, including an update in Q3 2024 to the provision relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick. This was partially offset by gains in both Q4 2024 and 2024 resulting from an increase in the market real risk-free rate used to discount the closure provision, while the market real risk-free rate decreased in both Q3 2024 and 2023.

Other (Income) Expense
In Q4 2024, other expense was $71 million, while 2024 was $214 million. Other expense in Q4 2024 mainly relates to the $84 million payment to the Government of Mali to advance negotiations and the $60 million customs and royalty settlement at Tongon, partially offset by the insurance proceeds received in relation to the claim for the 2023 conveyor failure at Pueblo Viejo and the gain on sale of miscellaneous non-current assets. In Q3 2024, other expense primarily related to the $40 million accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. The full year 2024 was further impacted by interest and penalties recognized following the settlement of the Zaldívar Tax Assessment in Chile (refer to note 35 of the Financial Statements). The other income of $195 million in 2023 mainly related to a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023, partially offset by care and maintenance expenses at Porgera, and the $30 million commitment we made towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership.
For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense
Income tax expense was $1,520 million in 2024. The unadjusted effective income tax rate for 2024 was 33% of the income before income taxes.
The underlying effective income tax rate on ordinary income for 2024 was 25% after adjusting for the impact of net impairment reversals; the resolution of uncertain tax positions; the impact of foreign currency translation losses on current and deferred tax balances; the impact of the recognition and de-recognition of deferred tax assets; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of the sale of non-current assets; the impact of prior year adjustments; the impact of the community relations projects at Tanzania per our community investment obligations under the Twiga partnership; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and, therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carryforwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or

BARRICK YEAR-END 2024	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
cash flow in future periods. For further details on income tax expense, refer to note 12 to the Financial Statements.

Reconciliation to Canadian Statutory Rate
For the years ended	12/31/24	12/31/23
At 26.5% statutory rate	1,221	746
Increase (decrease) due to:
Allowances and special tax deductions[a]	(211)	(184)
Impact of foreign tax rates[b]	18	(79)
Non-deductible expenses / (non-taxable income)	111	72
Goodwill impairment charges not tax deductible	145	—
Taxable gains on sales of non-current assets	2	6
Net currency translation losses on current and deferred tax balances	52	289
Tax impact from pass-through entities and equity accounted investments	(263)	(183)
Current year tax results sheltered by previously unrecognized deferred tax assets	(5)	(22)
Recognition and derecognition of deferred tax assets	(26)	(142)
Settlements and adjustments in respect of prior years	116	23
Increase to income tax related contingent liabilities	1	54
Impact of tax rate changes	—	(2)
Withholding taxes	70	61
Mining taxes	290	224
Tax impact of amounts recognized within accumulated OCI	—	(2)
Other items	(1)	—
Income tax expense	1,520	861
a.We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2024 and 2023 include the following:

Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant relate to Argentine and Malian tax balances.
In 2024, a net tax expense of $52 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. In 2023, a tax expense of $289 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and strengthening of the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2024, we have recorded $3 million (2023: $5 million) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Saudi Arabia. We have also recorded $45 million (2023: $26 million, related to Saudi Arabia, Tanzania and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Saudi Arabia, Peru and the United States.

Accounting for Joint Ventures and Associates
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

Mining Taxes
NGM is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2024 was $145 million (2023: $105 million). The other significant mining tax is the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $134 million (2023: $nil) was recorded for this in 2024. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

United States Tax Reform
In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multinational group.
In Q3 2024, the US Treasury and IRS released proposed regulations detailing the application of CAMT followed by some technical corrections released on December 23, 2024. Some rules would apply to tax years ending after September 13, 2024, while the rest would generally apply to tax years ending after the final regulations are published. Comments on the technical corrections were due on January 16, 2025 and we are still awaiting the final regulations to be released.
For 2024, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Impairments
A deferred tax expense of $321 million (2023: deferred tax recovery of $55 million primarily related to the impairment at Long Canyon) was recorded primarily related to the impairment reversal at our Lumwana and Veladero mines.

BARRICK YEAR-END 2024	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)
As at December 31	2024	2023	2022
Total cash and equivalents	4,074	4,148	4,440
Current assets	3,558	3,290	4,025
Non-current assets	39,994	38,373	37,500
Total Assets	47,626	45,811	45,965
Current liabilities excluding short-term debt	2,618	2,345	3,107
Non-current liabilities excluding long-term debt[a]	7,023	6,738	6,787
Debt (current and long-term)	4,729	4,726	4,782
Total Liabilities	14,370	13,809	14,676
Total shareholders’ equity	24,290	23,341	22,771
Non-controlling interests	8,966	8,661	8,518
Total Equity	33,256	32,002	31,289
Total common shares outstanding (millions of shares)[b]	1,727	1,756	1,755
Debt, net of cash	655	578	342
Key Financial Ratios:
Current ratio[c]	2.89:1	3.16:1	2.71:1
Debt-to-equity[d]	0.14:1	0.15:1	0.15:1
Net leverage[e]	0.1:1	0.1:1	0.1:1
a.Non-current financial liabilities as at December 31, 2024 were $5,215 million (2023: $5,221 million; 2022: $5,314 million).
b.As of February 4, 2025, the number of common shares outstanding is 1,727,100,407.
c.Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2024, December 31, 2023 and December 31, 2022.
d.Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2024, December 31, 2023, and December 31, 2022.
e.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.

Balance Sheet Review
Total assets were $47.6 billion at December 31, 2024, higher than total assets at December 31, 2023, mainly due to an increase in property, plant and equipment.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and equity method investments, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions and creation of joint ventures with other mining companies. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, as well as cash and equivalents.
Total liabilities at December 31, 2024 were $14.4 billion, in line with total liabilities at December 31, 2023. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends.
Total cash and cash equivalents as at December 31, 2024 were $4.1 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at December 31, 2024, our total debt was $4.7 billion (debt, net of cash and equivalents was $655 million) and our debt-to-equity ratio was 0.14:1. This compares to debt as at December 31,
2023 of $4.7 billion (debt, net of cash and cash equivalents was $578 million), and a debt-to-equity ratio of 0.15:1.
In 2025, we have capital commitments of $553 million and expect to incur attributable sustaining and project capital expenditures6 of approximately $3,100 to $3,600 million based on our guidance range on page 10. In 2025, we have contractual obligations and commitments of $740 million associated with purchase obligations for supplies and consumables. In addition, we have $286 million in interest payments and other amounts as detailed in the table on page 57. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary. As previously disclosed, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick’s shares. We purchased $498 million of shares under this program in 2024, including $354 million during Q4.
We also have a performance dividend policy that enhances shareholder returns when the Company's liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our balance sheet at the end of each quarter as per the schedule below.

BARRICK YEAR-END 2024	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2024, we completed an update to our undrawn $3.0 billion revolving Credit Facility, including an extension of the termination date by one year to May 2029. The revolving Credit Facility incorporates sustainability-linked metrics which are made up of annual environmental and social performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR8. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The Credit Facility was undrawn as at December 31, 2024. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.02:1 as at December 31, 2024 (0.02:1 as at December 31, 2023).

Summary of Cash Inflow (Outflow)
($ millions)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Net cash provided by operating activities	1,392	1,180	4,491	3,732	3,481
Investing activities
Capital expenditures	(891)	(736)	(3,174)	(3,086)	(3,049)
Funding of equity method investments	(4)	0	(59)	0	0
Dividends received from equity method investments	71	38	198	273	869
Shareholder loan repayments from equity method investments	16	49	155	7	0
Investment (purchases) sales	20	44	97	(23)	381
Other	10	2	19	13	88
Total investing outflows	(778)	(603)	(2,764)	(2,816)	(1,711)
Financing activities
Net change in debt[a]	(3)	(4)	(14)	(56)	(395)
Dividends[b]	(172)	(174)	(696)	(700)	(1,143)
Net disbursements to non-controlling interests	(291)	(110)	(639)	(514)	(833)
Share buyback program	(354)	(95)	(498)	0	(424)
Other	58	(4)	52	65	191
Total financing outflows	(762)	(387)	(1,795)	(1,205)	(2,604)
Effect of exchange rate	(3)	(1)	(6)	(3)	(6)
Increase (decrease) in cash and equivalents	(151)	189	(74)	(292)	(840)
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three months and year ended December 31, 2024, we declared and paid dividends per share in US dollars totaling $0.10 and $0.40, respectively (September 30, 2024: declared and paid $0.10; 2023: declared and paid $0.40; 2022: declared and paid $0.65).

Q4 2024 compared to Q3 2024
In Q4 2024, we generated $1,392 million in operating cash flow, compared to $1,180 million in Q3 2024. The increase of $212 million was primarily due to a higher realized gold price6 and a decrease in both gold total cash costs per ounce6 and copper C1 cash costs per pound6. These impacts were slightly offset by a decrease in the realized copper price6. Operating cash flow was further impacted by a favorable working capital movement, mainly in accounts receivable and accounts payable. These results were partially offset by an increase in cash taxes paid and higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters. Operating cash flow in Q4 2024

BARRICK YEAR-END 2024	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
was also negatively impacted by the restrictions placed by the Government of Mali on our ability to ship and sell gold (for more detail, refer to note 35 of the Financial Statements).
Cash outflows from investing activities in Q4 2024 were $778 million, compared to $603 million in Q3 2024. The increased outflow of $175 million was primarily due to an increase in capital expenditures primarily due to higher project capital expenditures6 including down payments on the order of long lead items for the Lumwana Super Pit Expansion project, which includes the mining fleet.
Net financing cash outflows for Q4 2024 amounted to $762 million, compared to $387 million in Q3 2024. The increased outflow of $375 million was primarily due to higher repurchases of shares under our share buyback program compared to Q3 2024, combined with higher net disbursements to non-controlling interests, primarily to Newmont in relation to their interest in NGM and Pueblo Viejo.

2024 compared to 2023
In 2024, we generated $4,491 million in operating cash flow, compared to $3,732 million in 2023. The increase of $759 million was primarily due to a higher realized gold price6, partially offset by lower gold sales volumes and an increase in gold total cash costs per ounce6. Operating cash flow was further impacted by higher cash taxes paid relative to 2023. Operating cash flow in 2024 was also negatively impacted by the restrictions placed by the Government of Mali on our ability to ship and sell gold (for more detail, refer to note 35 of the Financial Statements).
Cash outflows from investing activities for 2024 were $2,764 million compared to $2,816 million in 2023. The decreased outflow of $52 million was primarily due to shareholder loan repayments made by equity method investments, in particular Kibali, and cash proceeds received from the sale of some of our investments in other mining companies. Cash flows from investing activities were negatively impacted by higher capital expenditures as a result of higher minesite sustaining capital expenditures6, partially offset by lower project capital expenditures6. Higher minesite capital expenditures6 were driven by increased capitalized stripping at Lumwana and the purchase of the Komatsu-930 truck fleet at Carlin. Project capital expenditures6 were lower as the Pueblo Viejo plant expansion project and TS Solar Project at NGM were substantially completed in 2023, partially offset by early works expenditure at Reko Diq and the down payments on the order of long lead items for the Lumwana Super Pit Expansion project, which includes the mining fleet. These impacts were further impacted by lower cash dividends received from equity method investments, in particular Kibali, as well as the funding provided to Porgera.
Net financing cash outflows for 2024 amounted to $1,795 million, compared to $1,205 million in 2023. The higher outflow of $590 million is primarily due to the repurchases of shares under our share buyback program in 2024, combined with higher net disbursements to non-controlling interests, primarily to Newmont in relation to their interest in NGM and Pueblo Viejo.

Summary of Financial Instruments[a]
As at December 31, 2024
Financial Instrument	Principal/Notional Amount		Associated Risks
			■ Interest rate
Cash and equivalents	$4,074	million	■ Credit
			■ Credit
Accounts receivable	$763	million	■ Market
			■ Interest rate
Notes receivable	$217	million	■ Credit
			■ Interest rate
Kibali joint venture receivable	$462	million	■ Credit
			■ Interest rate
Norte Abierto joint venture partner receivable	$74	million	■ Credit
			■ Interest rate
Restricted cash	$65	million	■ Credit
Other investments	$42	million	■ Liquidity
Accounts payable	$1,613	million	■ Liquidity
Debt	$4,749	million	■ Interest rate
Other liabilities	$595	million	■ Liquidity
Restricted share units	$39	million	■ Market
Deferred share units	$12	million	■ Market
a.Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

BARRICK YEAR-END 2024	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 35 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2024
	2025	2026	2027	2028	2029	2030 and thereafter	Total
Debt[a]
Repayment of principal	11	47	0	0	0	4,632	4,690
Capital leases	13	11	11	7	5	12	59
Interest	286	283	280	279	278	2,660	4,066
Provisions for environmental rehabilitation[b]	229	139	105	157	132	1,831	2,593
Restricted share units	29	10	0	0	0	0	39
Pension benefits and other post-retirement benefits	5	5	4	4	4	62	84
Purchase obligations for supplies and consumables[c]	740	270	250	164	142	55	1,621
Capital commitments[d]	553	52	0	0	0	0	605
Social development costs[e]	56	29	7	4	2	58	156
Other obligations[f]	72	68	60	60	68	485	813
Total	1,994	914	717	675	631	9,795	14,726
a.Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2024. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure supplies of consumables such as acid, tires and cyanide for our production process.
d.Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs: Includes a commitment of $14 million in 2030 and thereafter related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp. due in 2039, and minimum royalty payments.

BARRICK YEAR-END 2024	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

	2024				2023
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	3,645	3,368	3,162	2,747	3,059	2,862	2,833	2,643
Realized price per ounce – gold[b]	2,657	2,494	2,344	2,075	1,986	1,928	1,972	1,902
Realized price per pound – copper[b]	3.96	4.27	4.53	3.86	3.78	3.78	3.70	4.20
Cost of sales	1,995	2,051	1,979	1,936	2,139	1,915	1,937	1,941
Net earnings	996	483	370	295	479	368	305	120
Per share (dollars)[c]	0.57	0.28	0.21	0.17	0.27	0.21	0.17	0.07
Adjusted net earnings[b]	794	529	557	333	466	418	336	247
Per share (dollars)[b,c]	0.46	0.30	0.32	0.19	0.27	0.24	0.19	0.14
Operating cash flow	1,392	1,180	1,159	760	997	1,127	832	776
Cash consolidated capital expenditures[d]	891	736	819	728	861	768	769	688
Free cash flow[b]	501	444	340	32	136	359	63	88
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets1. This, combined with ongoing strength in gold and copper prices, has resulted in strong operating cash flows over the past several quarters. The positive operating cash flow generated has allowed us to continue to reinvest in our business including our key growth projects, maintain a strong balance sheet and increase returns to shareholders.
In addition to the strength in metal prices, net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings6. In Q4 2024, we recorded non-current asset impairment reversals of $655 million at Lumwana and of
$437 million at Veladero. In addition, we recorded a goodwill impairment of $484 million related to Loulo-Gounkoto. In Q2 2024, we recorded a provision following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 35 of the Financial Statements). In the Q4 2023, we recorded a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. In addition, we recorded a non-current asset impairment of $280 million at Long Canyon. In Q1 2023, we recorded a loss on currency translation of $38 million, mainly related to the devaluation of the Zambian kwacha, and a $30 million commitment towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that

BARRICK YEAR-END 2024	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework
(2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2024.
Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2024 will be included in Barrick’s 2024 Annual Report and its 2024 Form 40-F/Annual Information Form to be filed with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS. Our material accounting policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in accounting policies.
Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 to the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the underlying operating performance of our core mining business; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.
As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2024	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Net earnings attributable to equity holders of the Company	996	483	2,144	1,272	432
Impairment (reversals) charges related to non-current assets[a]	(477)	2	(457)	312	1,671
Acquisition/disposition gains[b]	(17)	(1)	(24)	(364)	(405)
Loss on currency translation	18	4	39	93	16
Significant tax adjustments[c]	1	(30)	137	220	95
Other expense adjustments[d]	113	97	249	96	17
Non-controlling interest[e]	(159)	(7)	(170)	(98)	(274)
Tax effect[e]	319	(19)	295	(64)	(226)
Adjusted net earnings	794	529	2,213	1,467	1,326
Net earnings per share[f]	0.57	0.28	1.22	0.72	0.24
Adjusted net earnings per share[f]	0.46	0.30	1.26	0.84	0.75
a.Net impairment (reversals) charges for Q4 2024 and 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto. Net impairment charges for 2023 mainly relate to a long-lived asset impairment at Long Canyon. For 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.
b.Acquisition/disposition gains for Q4 2024 and 2024 relate to miscellaneous assets. For 2023, acquisition/disposition gains primarily relate to a gain on the reopening of the Porgera mine. For 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%, as well as the sale of two royalty portfolios.
c.Significant tax adjustments in 2024 and 2023 primarily relate to the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.
d.Other expense adjustments for Q4 2024 and 2024 mainly relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon. 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. For 2023, other expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and the $30 million commitment we made towards the expansion of education infrastructure in Tanzania. For 2022, other expense adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.
e.Non-controlling interest and tax effect for 2024 primarily relates to impairment (reversals) charges related to non-current assets.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow
Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Net cash provided by operating activities	1,392	1,180	4,491	3,732	3,481
Capital expenditures	(891)	(736)	(3,174)	(3,086)	(3,049)
Free cash flow	501	444	1,317	646	432

Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support delivery of the current mine plan. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2024	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended
($ millions)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Minesite sustaining capital expenditures	525	511	2,217	2,076	2,071
Project capital expenditures	362	221	924	969	949
Capitalized interest	4	4	33	41	29
Total consolidated capital expenditures	891	736	3,174	3,086	3,049

Total cash costs per ounce, All-in sustaining costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs related to the current mine plan and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
We believe that our use of total cash costs and all-in sustaining costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce and all-in sustaining costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2024	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Cost of sales applicable to gold production		1,810	1,856	7,226	7,178	6,813
Depreciation		(424)	(409)	(1,641)	(1,756)	(1,756)
Cash cost of sales applicable to equity method investments		90	93	316	260	222
By-product credits		(58)	(58)	(247)	(252)	(225)
Non-recurring items	a	0	0	0	0	(23)
Other	b	4	3	14	18	(23)
Non-controlling interests	c	(413)	(417)	(1,623)	(1,578)	(1,442)
Total cash costs		1,009	1,068	4,045	3,870	3,566
General & administrative costs		9	46	115	126	159
Minesite exploration and evaluation costs	d	8	10	37	40	75
Minesite sustaining capital expenditures	e	525	511	2,217	2,076	2,071
Sustaining leases		7	8	30	30	38
Rehabilitation - accretion and amortization (operating sites)	f	15	14	66	63	50
Non-controlling interest, copper operations and other	g	(173)	(199)	(874)	(824)	(900)
All-in sustaining costs		1,400	1,458	5,636	5,381	5,059
Ounces sold - attributable basis (000s ounces)	h	965	967	3,798	4,024	4,141
Cost of sales per ounce	i,j	1,428	1,472	1,442	1,334	1,241
Total cash costs per ounce	j	1,046	1,104	1,065	960	862
Total cash costs per ounce (on a co-product basis)	j,k	1,086	1,145	1,109	1,002	897
All-in sustaining costs per ounce	j	1,451	1,507	1,484	1,335	1,222
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,491	1,548	1,528	1,377	1,257

a.Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

b.Other - Other adjustments for Q4 2024 and 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil and $nil, respectively (Q3 2024: $nil; 2023: $3 million; 2022: $24 million), which was producing incidental ounces until December 31, 2023 while in closure.

c.Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $559 million and $2,189 million, respectively, for Q4 2024 and 2024; (Q3 2024: $556 million; 2023: $2,192 million; 2022: $2,032 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to note 5 to the Financial Statements for further information.

d.Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 51 of this MD&A.

e.Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

g.Non-controlling interest and copper operations - Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investments in Kibali and Porgera. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
General & administrative costs	3	(7)	(14)	(9)	(31)
Minesite exploration and evaluation costs	(2)	(2)	(10)	(14)	(27)
Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(21)	(21)	(16)
Minesite sustaining capital expenditures	(169)	(185)	(829)	(780)	(826)
All-in sustaining costs total	(173)	(199)	(874)	(824)	(900)

h.Ounces sold - attributable basis - Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.Cost of sales per ounce - Figures remove the cost of sales impact of Pierina of $nil and $nil, respectively, for Q4 2024 and 2024 (Q3 2024: $nil; 2023: $3 million; 2022: $24 million), which was producing incidental ounces up until December 31, 2023 while in closure. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.Per ounce figures - Cost of sales per ounce, cash costs per ounce and all-in sustaining costs per ounce per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Cash costs per ounce and all-in sustaining costs per ounce per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK YEAR-END 2024	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions)	For the three months ended		For the years ended
	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
By-product credits	58	58	247	252	225
Non-controlling interest	(19)	(18)	(79)	(81)	(78)
By-product credits (net of non-controlling interest)	39	40	168	171	147

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 12/31/24
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		451	274	215	97	1,039	66	1,105
Depreciation		(75)	(66)	(54)	(19)	(215)	(11)	(226)
By-product credits		(1)	(1)	(1)	(35)	(38)	0	(38)
Non-recurring items	c	0	0	0	0	0	0	0
Other	d	(1)	0	0	6	5	0	5
Non-controlling interests		(144)	(80)	(61)	(19)	(304)	0	(304)
Total cash costs		230	127	99	30	487	55	542
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	3	2	1	1	8	0	8
Minesite sustaining capital expenditures	f	120	65	20	11	218	7	225
Sustaining capital leases		0	0	0	0	0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	1	5	1	2	9	0	9
Non-controlling interests		(48)	(28)	(9)	(5)	(91)	0	(91)
All-in sustaining costs		306	171	112	39	631	63	694
Ounces sold - attributable basis (000s ounces)		185	120	89	41	435	38	473
Cost of sales per ounce	h,i	1,489	1,405	1,491	1,474	1,468	1,754	1,491
Total cash costs per ounce	i	1,240	1,064	1,107	752	1,121	1,475	1,149
Total cash costs per ounce (on a co-product basis)	i,j	1,245	1,068	1,113	1,182	1,165	1,483	1,191
All-in sustaining costs per ounce	i	1,657	1,431	1,260	956	1,453	1,689	1,473
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,662	1,435	1,266	1,386	1,497	1,697	1,515

($ millions, except per ounce information in dollars)			For the three months ended 12/31/24
	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific
Cost of sales applicable to gold production		266	107	26	399
Depreciation		(92)	(28)	(10)	(130)
By-product credits		(11)	(3)	0	(14)
Non-recurring items	c	0	0	0	0
Other	d	0	0	0	0
Non-controlling interests		(65)	0	0	(65)
Total cash costs		98	76	16	190
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	e	0	1	1	2
Minesite sustaining capital expenditures	f	45	32	18	95
Sustaining capital leases		0	1	1	2
Rehabilitation - accretion and amortization (operating sites)	g	1	1	0	2
Non-controlling interests		(18)	0	0	(18)
All-in sustaining costs		126	111	36	273
Ounces sold - attributable basis (000s ounces)		94	91	12	197
Cost of sales per ounce	h,i	1,679	1,151	2,127	1,459
Total cash costs per ounce	i	1,030	828	1,322	954
Total cash costs per ounce (on a co-product basis)	i,j	1,101	855	1,332	1,001
All-in sustaining costs per ounce	i	1,325	1,191	2,967	1,362
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,396	1,218	2,977	1,409

BARRICK YEAR-END 2024	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 12/31/24
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		82	111	107	56	78	434
Depreciation		(28)	(35)	(24)	(8)	(16)	(111)
By-product credits		0	(1)	(1)	0	(7)	(9)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	1	1
Non-controlling interests		(11)	0	(13)	(5)	(9)	(38)
Total cash costs		43	75	69	43	47	277
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	71	15	33	8	22	149
Sustaining capital leases		2	3	0	0	0	5
Rehabilitation - accretion and amortization (operating sites)	g	(2)	0	1	2	0	1
Non-controlling interests		(14)	0	(5)	(1)	(4)	(24)
All-in sustaining costs		100	93	98	52	65	408
Ounces sold - attributable basis (000s ounces)		47	79	89	36	44	295
Cost of sales per ounce	h,i	1,397	1,413	1,018	1,405	1,505	1,303
Total cash costs per ounce	i	923	966	771	1,198	1,072	944
Total cash costs per ounce (on a co-product basis)	i,j	925	971	785	1,201	1,184	967
All-in sustaining costs per ounce	i	2,136	1,182	1,098	1,460	1,489	1,389
All-in sustaining costs per ounce (on a co-product basis)	i,j	2,138	1,187	1,112	1,463	1,601	1,412

($ millions, except per ounce information in dollars)					For the three months ended 9/30/24
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		449	246	208	83	987	55	1,042
Depreciation		(69)	(55)	(46)	(15)	(185)	(8)	(193)
By-product credits		(1)	0	(1)	(39)	(41)	0	(41)
Non-recurring items	c	0	0	0	0	0	0	0
Other	d	(8)	0	0	7	(1)	0	(1)
Non-controlling interests		(143)	(73)	(62)	(14)	(293)	0	(293)
Total cash costs		228	118	99	22	467	47	514
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	3	3	2	1	9	0	9
Minesite sustaining capital expenditures	f	150	57	25	13	251	11	262
Sustaining capital leases		0	0	0	0	0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	4	4	1	2	11	0	11
Non-controlling interests		(60)	(26)	(11)	(6)	(106)	0	(106)
All-in sustaining costs		325	156	116	32	632	59	691
Ounces sold - attributable basis (000s ounces)		183	99	77	28	387	28	415
Cost of sales per ounce	h,i	1,478	1,526	1,674	1,789	1,553	1,929	1,579
Total cash costs per ounce	i	1,249	1,180	1,295	764	1,205	1,623	1,234
Total cash costs per ounce (on a co-product basis)	i,j	1,252	1,183	1,305	1,465	1,260	1,633	1,286
All-in sustaining costs per ounce	i	1,771	1,570	1,516	1,113	1,633	2,044	1,661
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,774	1,573	1,526	1,814	1,688	2,054	1,713

BARRICK YEAR-END 2024	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)	For the three months ended 9/30/24
	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific
Cost of sales applicable to gold production		235	102	22	359
Depreciation		(78)	(24)	(3)	(105)
By-product credits		(5)	(3)	0	(8)
Non-recurring items	c	0	0	0	0
Other	d	0	0	0	0
Non-controlling interests		(61)	0	0	(61)
Total cash costs		91	75	19	185
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	e	0	0	1	1
Minesite sustaining capital expenditures	f	41	33	3	77
Sustaining capital leases		0	0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	2	0	0	2
Non-controlling interests		(18)	0	0	(18)
All-in sustaining costs		116	108	23	247
Ounces sold - attributable basis (000s ounces)		96	78	19	193
Cost of sales per ounce	h,i	1,470	1,311	1,163	1,375
Total cash costs per ounce	i	957	951	999	959
Total cash costs per ounce (on a co-product basis)	i,j	985	995	1,016	992
All-in sustaining costs per ounce	i	1,221	1,385	1,214	1,286
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,249	1,429	1,231	1,319

($ millions, except per ounce information in dollars)				For the three months ended 9/30/24
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		212	111	102	85	74	584
Depreciation		(66)	(35)	(23)	(8)	(16)	(148)
By-product credits		0	0	(1)	0	(6)	(7)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	2	2
Non-controlling interests		(29)	0	(12)	(8)	(9)	(58)
Total cash costs		117	76	66	69	45	373
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	70	12	17	8	12	119
Sustaining capital leases		0	1	0	0	0	1
Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	0	3
Non-controlling interests		(14)	0	(3)	(1)	(1)	(19)
All-in sustaining costs		174	89	82	76	56	477
Ounces sold - attributable basis (000s ounces)		135	77	78	32	37	359
Cost of sales per ounce	h,i	1,257	1,441	1,108	2,403	1,628	1,404
Total cash costs per ounce	i	865	978	850	2,184	1,191	1,037
Total cash costs per ounce (on a co-product basis)	i,j	866	983	863	2,188	1,288	1,052
All-in sustaining costs per ounce	i	1,288	1,172	1,052	2,388	1,470	1,328
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,289	1,177	1,065	2,392	1,567	1,343

BARRICK YEAR-END 2024	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2024
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		1,829	1,005	782	356	3,977	250	4,227
Depreciation		(307)	(253)	(179)	(69)	(810)	(38)	(848)
By-product credits		(3)	(3)	(3)	(152)	(161)	0	(161)
Non-recurring items	c	0	0	0	0	0	0	0
Other	d	(18)	0	0	26	8	0	8
Non-controlling interests		(578)	(288)	(231)	(62)	(1,160)	0	(1,160)
Total cash costs		923	461	369	99	1,854	212	2,066
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	12	8	6	5	33	0	33
Minesite sustaining capital expenditures	f	664	259	101	43	1,092	37	1,129
Sustaining capital leases		0	0	0	1	2	4	6
Rehabilitation - accretion and amortization (operating sites)	g	12	17	4	7	40	0	40
Non-controlling interests		(266)	(110)	(43)	(21)	(451)	0	(451)
All-in sustaining costs		1,345	635	437	134	2,570	253	2,823
Ounces sold - attributable basis (000s ounces)		777	441	298	130	1,646	143	1,789
Cost of sales per ounce	h,i	1,429	1,402	1,615	1,687	1,478	1,754	1,500
Total cash costs per ounce	i	1,187	1,046	1,238	765	1,126	1,483	1,155
Total cash costs per ounce (on a co-product basis)	i,j	1,190	1,050	1,245	1,362	1,176	1,492	1,202
All-in sustaining costs per ounce	i	1,730	1,441	1,466	1,031	1,561	1,769	1,578
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,733	1,445	1,473	1,628	1,611	1,778	1,625

($ millions, except per ounce information in dollars)			For the year ended 12/31/2024
	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific
Cost of sales applicable to gold production		924	342	62	1,328
Depreciation		(295)	(85)	(15)	(395)
By-product credits		(40)	(10)	(1)	(51)
Non-recurring items		0	0	0	0
Other	c	0	0	0	0
Non-controlling interests	d	(236)	0	0	(236)
Total cash costs		353	247	46	646
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	e	0	4	2	6
Minesite sustaining capital expenditures	f	180	111	21	312
Sustaining capital leases		0	1	2	3
Rehabilitation - accretion and amortization (operating sites)	g	6	1	1	8
Non-controlling interests		(74)	0	0	(74)
All-in sustaining costs		465	364	72	901
Ounces sold - attributable basis (000s ounces)		351	270	43	664
Cost of sales per ounce	h,i	1,576	1,254	1,423	1,434
Total cash costs per ounce	i	1,005	905	1,073	969
Total cash costs per ounce (on a co-product basis)	i,j	1,074	943	1,094	1,022
All-in sustaining costs per ounce	i	1,323	1,334	1,666	1,350
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,392	1,372	1,687	1,403

BARRICK YEAR-END 2024	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2024
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		698	415	395	315	297	2,120
Depreciation		(223)	(134)	(83)	(38)	(63)	(541)
By-product credits		0	(2)	(3)	0	(26)	(31)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	3	3
Non-controlling interests		(95)	0	(49)	(29)	(34)	(207)
Total cash costs		380	279	260	248	177	1,344
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	267	58	84	23	68	500
Sustaining capital leases		3	8	0	1	0	12
Rehabilitation - accretion and amortization (operating sites)	g	2	1	5	9	1	18
Non-controlling interests		(54)	0	(14)	(4)	(11)	(83)
All-in sustaining costs		598	346	335	277	235	1,791
Ounces sold - attributable basis (000s ounces)		459	309	263	149	165	1,345
Cost of sales per ounce	h,i	1,218	1,344	1,266	1,903	1,509	1,368
Total cash costs per ounce	i	828	905	989	1,670	1,070	1,000
Total cash costs per ounce (on a co-product basis)	i,j	829	910	1,000	1,675	1,188	1,019
All-in sustaining costs per ounce	i	1,304	1,123	1,274	1,867	1,420	1,333
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,305	1,128	1,285	1,872	1,538	1,352

($ millions, except per ounce information in dollars)					For the year ended 12/31/2023
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		1,789	1,174	722	26	393	4,109	221	4,330
Depreciation		(314)	(364)	(189)	(16)	(76)	(961)	(28)	(989)
By-product credits		(2)	(3)	(4)	0	(157)	(166)	(1)	(167)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(19)	0	0	0	28	9	0	9
Non-controlling interests		(561)	(311)	(203)	(3)	(72)	(1,151)	0	(1,151)
Total cash costs		893	496	326	7	116	1,840	192	2,032
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	23	5	5	0	1	36	0	36
Minesite sustaining capital expenditures	f	605	310	100	0	31	1,063	37	1,100
Sustaining capital leases		0	0	0	0	2	3	2	5
Rehabilitation - accretion and amortization (operating sites)	g	12	19	2	0	5	38	1	39
Non-controlling interests		(248)	(128)	(41)	0	(15)	(440)	0	(440)
All-in sustaining costs		1,285	702	392	7	140	2,540	232	2,772
Ounces sold - attributable basis (000s ounces)		865	548	318	9	120	1,860	139	1,999
Cost of sales per ounce	h,i	1,254	1,318	1,399	1,789	2,011	1,351	1,589	1,368
Total cash costs per ounce	i	1,033	906	1,026	724	961	989	1,382	1,017
Total cash costs per ounce (on a co-product basis)	i,j	1,035	909	1,033	726	1,623	1,035	1,387	1,060
All-in sustaining costs per ounce	i	1,486	1,282	1,234	779	1,162	1,366	1,672	1,388
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,488	1,285	1,241	781	1,824	1,412	1,677	1,431

BARRICK YEAR-END 2024	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the year ended 12/31/2023
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		791	263	1,054
Depreciation		(255)	(69)	(324)
By-product credits		(37)	(9)	(46)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(201)	0	(201)
Total cash costs		298	185	483
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	5	5
Minesite sustaining capital expenditures	f	195	85	280
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	6	1	7
Non-controlling interests		(80)	0	(80)
All-in sustaining costs		419	277	696
Ounces sold - attributable basis (000s ounces)		335	182	517
Cost of sales per ounce	h,i	1,418	1,440	1,441
Total cash costs per ounce	i	889	1,011	931
Total cash costs per ounce (on a co-product basis)	i,j	958	1,061	993
All-in sustaining costs per ounce	i	1,249	1,516	1,358
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,318	1,566	1,420

($ millions, except per ounce information in dollars)				For the year ended 12/31/2023
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		817	419	365	303	282	2,186
Depreciation		(247)	(147)	(77)	(46)	(62)	(579)
By-product credits		0	(2)	(3)	(1)	(23)	(29)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(114)	0	(45)	(27)	(31)	(217)
Total cash costs		456	270	240	229	166	1,361
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	221	35	113	30	65	464
Sustaining capital leases		1	7	0	1	0	9
Rehabilitation - accretion and amortization (operating sites)	g	3	2	5	4	1	15
Non-controlling interests		(45)	0	(19)	(4)	(10)	(78)
All-in sustaining costs		636	314	339	260	222	1,771
Ounces sold - attributable basis (000s ounces)		546	343	254	185	180	1,508
Cost of sales per ounce	h,i	1,198	1,221	1,206	1,469	1,312	1,251
Total cash costs per ounce	i	835	789	944	1,240	920	903
Total cash costs per ounce (on a co-product basis)	i,j	836	794	953	1,244	1,025	919
All-in sustaining costs per ounce	i	1,166	918	1,335	1,408	1,231	1,176
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,167	923	1,344	1,412	1,336	1,192

BARRICK YEAR-END 2024	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2022
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		1,728	850	647	115	353	3,699	215	3,914
Depreciation		(312)	(253)	(178)	(76)	(75)	(895)	(28)	(923)
By-product credits		(2)	(2)	(2)	0	(139)	(145)	(1)	(146)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(34)	0	0	0	20	(14)	0	(14)
Non-controlling interests		(531)	(229)	(180)	(15)	(61)	(1,018)	0	(1,018)
Total cash costs		849	366	287	24	98	1,627	186	1,813
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	20	8	7	1	0	37	4	41
Minesite sustaining capital expenditures	f	497	305	109	0	22	949	42	991
Sustaining capital leases		1	0	0	0	2	5	2	7
Rehabilitation - accretion and amortization (operating sites)	g	10	11	2	1	3	27	2	29
Non-controlling interests		(204)	(125)	(45)	(1)	(11)	(394)	0	(394)
All-in sustaining costs		1,173	565	360	25	114	2,251	236	2,487
Ounces sold - attributable basis (000s ounces)		968	449	278	55	106	1,856	132	1,988
Cost of sales per ounce	h,i	1,069	1,164	1,434	1,282	2,039	1,210	1,628	1,238
Total cash costs per ounce	i	877	815	1,035	435	914	876	1,409	912
Total cash costs per ounce (on a co-product basis)	i,j	878	818	1,039	436	1,603	917	1,415	951
All-in sustaining costs per ounce	i	1,212	1,258	1,296	454	1,074	1,214	1,788	1,252
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,213	1,261	1,300	455	1,763	1,255	1,794	1,291

($ millions, except per ounce information in dollars)		For the year ended 12/31/2022
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		801	325	1,126
Depreciation		(242)	(120)	(362)
By-product credits		(45)	(4)	(49)
Non-recurring items	c	0	(23)	(23)
Other	d	0	0	0
Non-controlling interests		(205)	0	(205)
Total cash costs		309	178	487
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	1	2	3
Minesite sustaining capital expenditures	f	207	120	327
Sustaining capital leases		0	3	3
Rehabilitation - accretion and amortization (operating sites)	g	5	2	7
Non-controlling interests		(85)	0	(85)
All-in sustaining costs		437	305	742
Ounces sold - attributable basis (000s ounces)		426	199	625
Cost of sales per ounce	h,i	1,132	1,628	1,306
Total cash costs per ounce	i	725	890	777
Total cash costs per ounce (on a co-product basis)	i,j	788	913	827
All-in sustaining costs per ounce	i	1,026	1,528	1,189
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,089	1,551	1,239

BARRICK YEAR-END 2024	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2022
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		790	413	309	347	295	2,154
Depreciation		(257)	(178)	(73)	(69)	(60)	(637)
By-product credits		0	(1)	(2)	(1)	(24)	(28)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(107)	0	(38)	(28)	(34)	(207)
Total cash costs		426	234	196	249	177	1,282
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	9	3	4	4	3	23
Minesite sustaining capital expenditures	f	190	70	81	31	66	438
Sustaining capital leases		2	6	0	2	0	10
Rehabilitation - accretion and amortization (operating sites)	g	3	1	6	1	1	12
Non-controlling interests		(40)	0	(14)	(4)	(11)	(69)
All-in sustaining costs		590	314	273	283	236	1,696
Ounces sold - attributable basis (000s ounces)		548	332	265	178	205	1,528
Cost of sales per ounce	h,i	1,153	1,243	979	1,748	1,211	1,219
Total cash costs per ounce	i	778	703	741	1,396	868	839
Total cash costs per ounce (on a co-product basis)	i,j	778	707	747	1,399	966	854
All-in sustaining costs per ounce	i	1,076	948	1,028	1,592	1,156	1,111
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,076	952	1,034	1,595	1,254	1,126
a.Includes Goldrush.

b.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

c.Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items at Veladero in 2022 relate to a net realizable value impairment of leach pad inventory.

d.Other - Other adjustments at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting Q2 2022, which is producing incidental ounces.

e.Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 51 of this MD&A.

f.Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

g.Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.Cost of sales per ounce - Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.Per ounce figures - Cost of sales per ounce, total cash costs per ounce and all-in sustaining costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.Co-product costs per ounce - Total cash costs per ounce and all-in sustaining costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)				For the three months ended 12/31/24
	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo
By-product credits	1	1	1	35	38	0	11
Non-controlling interest	0	0	0	(14)	(14)	0	(4)
By-product credits (net of non-controlling interest)	1	1	1	21	24	0	7

($ millions)				For the three months ended 12/31/24
	Veladero	Porgera[k]	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	3	0	0	1	1	0	7
Non-controlling interest	0	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	3	0	0	1	1	0	6

BARRICK YEAR-END 2024	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions)					For the three months ended 9/30/24
	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo
By-product credits	1	0	1	39	41	0	5
Non-controlling interest	(1)	0	(1)	(15)	(17)	0	(2)
By-product credits (net of non-controlling interest)	0	0	0	24	24	0	3

($ millions)					For the three months ended 9/30/24
	Veladero	Porgera[k]	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	3	0	0	0	1	0	6
Non-controlling interest	0	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	3	0	0	0	1	0	5

						For the year ended 12/31/24
	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo
By-product credits	3	3	3	152	161	0	40
Non-controlling interest	(1)	(1)	(1)	(59)	(62)	0	(16)
By-product credits (net of non-controlling interest)	2	2	2	93	99	0	24

						For the year ended 12/31/24
	Veladero	Porgera[k]	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	10	1	0	2	3	0	26
Non-controlling interest	0	0	0	0	0	0	(4)
By-product credits (net of non-controlling interest)	10	1	0	2	3	0	22

				For the year ended 12/31/23
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	2	3	4	0	157	166	1
Non-controlling interest	(1)	(1)	(2)	0	(60)	(64)	0
By-product credits (net of non-controlling interest)	1	2	2	0	97	102	1

				For the year ended 12/31/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	37	9	0	2	3	1	23
Non-controlling interest	(15)	0	0	0	0	0	(4)
By-product credits (net of non-controlling interest)	22	9	0	2	3	1	19

			For the year ended 12/31/22
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	2	2	2	0	139	145	1
Non-controlling interest	(1)	(1)	(1)	0	(54)	(57)	0
By-product credits (net of non-controlling interest)	1	1	1	0	85	88	1

				For the year ended 12/31/22
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	45	4	0	1	2	1	24
Non-controlling interest	(18)	0	0	0	0	0	(4)
By-product credits (net of non-controlling interest)	27	4	0	1	2	1	20

k.As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from Q3 2020 to Q4 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is held in a joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed

BARRICK YEAR-END 2024	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%.

l.Starting Q1 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Cost of sales	179	187	706	726	666
Depreciation/amortization	(54)	(60)	(245)	(259)	(223)
Treatment and refinement charges	51	39	162	191	199
Cash cost of sales applicable to equity method investments	103	83	352	356	317
Less: royalties	(22)	(17)	(67)	(62)	(103)
By-product credits	(11)	(3)	(25)	(19)	(14)
C1 cash cost of sales	246	229	883	933	842
General & administrative costs	2	6	17	22	30
Rehabilitation - accretion and amortization	3	2	9	9	4
Royalties	22	17	67	62	103
Minesite exploration and evaluation costs	2	1	4	7	22
Minesite sustaining capital expenditures	91	71	356	266	410
Sustaining leases	4	2	11	12	6
All-in sustaining costs	370	328	1,347	1,311	1,417
Tonnes sold - attributable basis (thousands of tonnes)	54	42	177	185	202
Pounds sold - attributable basis (millions pounds)	121	91	391	408	445
Cost of sales per pound[a,b]	2.62	3.23	2.99	2.90	2.43
C1 cash costs per pound[a]	2.04	2.49	2.26	2.28	1.89
All-in sustaining costs per pound[a]	3.07	3.57	3.45	3.21	3.18
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended
($ millions, except per pound information in dollars)	12/31/24			9/30/24
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	101	177	37	86	187	23
Depreciation/amortization	(27)	(54)	(8)	(22)	(60)	(4)
Treatment and refinement charges	0	47	4	0	34	5
Less: royalties	0	(22)	0	0	(17)	0
By-product credits	0	0	(11)	0	0	(3)
C1 cash cost of sales	74	148	22	64	144	21
Rehabilitation - accretion and amortization	0	3	0	0	2	0
Royalties	0	22	0	0	17	0
Minesite exploration and evaluation costs	2	0	0	1	0	0
Minesite sustaining capital expenditures	16	73	2	7	62	2
Sustaining leases	2	0	2	2	0	0
All-in sustaining costs	94	246	26	74	225	23
Tonnes sold - attributable basis (thousands of tonnes)	10	36	8	10	26	6
Pounds sold - attributable basis (millions pounds)	24	78	19	21	57	13
Cost of sales per pound[a,b]	4.22	2.27	2.02	4.04	3.27	1.76
C1 cash costs per pound[a]	3.11	1.89	1.29	2.99	2.53	1.54
All-in sustaining costs per pound[a]	3.98	3.14	1.44	3.45	3.94	1.76

BARRICK YEAR-END 2024	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per pound information in dollars)					For the years ended
	12/31/24			12/31/23			12/31/22
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	347	704	118	354	723	107	305	666	110
Depreciation/amortization	(89)	(244)	(24)	(81)	(257)	(24)	(74)	(223)	(24)
Treatment and refinement charges	0	140	22	0	166	25	0	179	20
Less: royalties	0	(67)	0	0	(62)	0	0	(103)	0
By-product credits	0	0	(25)	(1)	0	(18)	0	0	(14)
C1 cash cost of sales	258	533	91	272	570	90	231	519	92
Rehabilitation - accretion and amortization	0	9	0	0	9	0	0	3	1
Royalties	0	67	0	0	62	0	0	103	0
Minesite exploration and evaluation costs	4	0	0	7	0	0	11	11	0
Minesite sustaining capital expenditures	34	312	10	34	223	9	44	360	6
Sustaining leases	7	1	3	6	2	4	3	3	0
All-in sustaining costs	303	922	104	319	866	103	289	999	99
Tonnes sold - attributable basis (thousands of tonnes)	38	109	30	42	113	30	44	125	33
Pounds sold - attributable basis (millions pounds)	85	239	67	92	249	67	98	275	72
Cost of sales per pound[a,b]	4.09	2.94	1.77	3.83	2.91	1.60	3.12	2.42	1.52
C1 cash costs per pound[a]	3.04	2.23	1.37	2.95	2.29	1.35	2.36	1.89	1.26
All-in sustaining costs per pound[a]	3.58	3.85	1.56	3.46	3.48	1.53	2.95	3.63	1.36
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.
Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.
Starting with our Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio. It is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.
EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently.

BARRICK YEAR-END 2024	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22
Net earnings	1,187	780	3,088	1,953	1,017
Income tax expense	694	245	1,520	861	664
Finance costs, net[a]	46	59	143	83	235
Depreciation	484	477	1,915	2,043	1,997
EBITDA	2,411	1,561	6,666	4,940	3,913
Impairment charges (reversals) of non-current assets[b]	(477)	2	(457)	312	1,671
Acquisition/disposition gains[c]	(17)	(1)	(24)	(364)	(405)
Loss on currency translation	18	4	39	93	16
Other expense adjustments[d]	113	97	249	96	17
Income tax expense, net finance costs[a], and depreciation from equity investees	201	110	532	397	401
Adjusted EBITDA	2,249	1,773	7,005	5,474	5,613
Non-controlling Interests	(552)	(481)	(1,820)	(1,487)	(1,584)
Attributable EBITDA	1,697	1,292	5,185	3,987	4,029
Revenues - as adjusted[e]	3,038	2,806	10,724	9,411	9,147
Attributable EBITDA margin[f]	56%	46%	48%	42%	44%
			As at 12/31/24	As at 12/31/23	As at 12/31/22
Net leverage[g]			0.1:1	0.1:1	0.1:1
a.Finance costs exclude accretion.
b.Net impairment (reversals) charges for Q4 2024 and 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto. Net impairment charges for 2023 mainly relate to a long-lived asset impairment at Long Canyon. For 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.
c.Acquisition/disposition gains for Q4 2024 and 2024 relate to miscellaneous assets. For 2023, acquisition/disposition gains primarily relate to a gain on the reopening of the Porgera mine. For 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%, as well as the sale of two royalty portfolios.
d.Other expense adjustments for Q4 2024 and 2024 mainly relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon. 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. For 2023, other expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and the $30 million commitment we made towards the expansion of education infrastructure in Tanzania. For 2022, other expense adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.
e.Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 75 of this MD&A.
f.Represents attributable EBITDA divided by revenues - as adjusted.
g.Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Reconciliation of Segment Income to Segment EBITDA

($ millions)						For the three months ended 12/31/24
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income (loss)	210	147	104	525	90	(13)	95	143	53	79
Depreciation	46	41	33	133	54	22	35	21	14	54
EBITDA	256	188	137	658	144	9	130	164	67	133

	For the three months ended 9/30/24
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	186	98	61	383	98	161	73	74	36	26
Depreciation	43	34	29	117	46	53	35	19	13	60
EBITDA	229	132	90	500	144	214	108	93	49	86

	For the year ended 12/31/24
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	730	433	238	1,567	286	420	316	267	162	135
Depreciation	189	156	110	503	176	178	134	70	53	244
EBITDA	919	589	348	2,070	462	598	450	337	215	379

BARRICK YEAR-END 2024	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	For the year ended 12/31/23
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	577	333	172	1,145	187	388	243	139	123	37
Depreciation	193	224	116	591	154	197	147	64	52	257
EBITDA	770	557	288	1,736	341	585	390	203	175	294

	For the year ended 12/31/22
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	685	277	98	1,144	265	342	142	177	118	180
Depreciation	192	155	110	551	146	205	178	61	50	223
EBITDA	877	432	208	1,695	411	547	320	238	168	403
a.Includes Goldrush.
b.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our
Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	For the three months ended				For the years ended
	Gold		Copper		Gold			Copper
	12/31/24	9/30/24	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22	12/31/24	12/31/23	12/31/22
Sales	3,327	3,097	260	213	11,820	10,350	9,920	855	795	868
Sales applicable to non-controlling interests	(1,004)	(930)	0	0	(3,579)	(3,179)	(3,051)	0	0	0
Sales applicable to equity method investments[a,b]	240	241	165	141	849	667	597	603	587	646
Sales applicable to sites in closure or care and maintenance[c]	(1)	(2)	0	0	(8)	(15)	(55)	0	0	0
Treatment and refining charges	7	7	51	39	29	30	23	162	191	199
Other[d]	(7)	0	0	0	(7)	(15)	0	0	0	0
Revenues – as adjusted	2,562	2,413	476	393	9,104	7,838	7,434	1,620	1,573	1,713
Ounces/pounds sold (000s ounces/millions pounds)[c]	965	967	121	91	3,798	4,024	4,141	391	408	445
Realized gold/copper price per ounce/pound[e]	2,657	2,494	3.96	4.27	2,397	1,948	1,795	4.15	3.85	3.85
a.Represents sales of $208 million and $741 million, respectively, for Q4 2024 and 2024 (Q3 2024: $193 million; 2023: $667 million; 2022: $597 million) applicable to our 45% equity method investment in Kibali and $32 million and $108 million, respectively (Q3 2024: $48 million; 2023: $nil; 2022: $nil) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $97 million and $357 million, respectively, for Q4 2024 and 2024 (Q3 2024: $91 million; 2023: $359 million; 2022: $390 million) applicable to our 50% equity method investment in Zaldívar and $74 million and $270 million, respectively (Q3 2024: $55 million; 2023: $253 million; 2022: $275 million) applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e to the Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table.

BARRICK YEAR-END 2024	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; and Joel
Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2024.

Endnotes

1A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.
2A Tier Two Gold Asset is an asset with a reserve with potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
3A Tier One Copper Asset/Project is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support of at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve.
4A Strategic Asset is an asset, which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.
5Currently consists of Barrick’s Lumwana mine, Zaldívar and Jabal Sayid joint ventures, and Reko Diq project.
6Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of this MD&A.
7Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
8TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
9Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.
10Categories as defined in the Greenhouse Gas Protocol’s Technical Guidance for Calculating Scope 3 Emissions. Achievement of Barrick’s Scope 3 targets will require collaboration with suppliers and customers in our value chain, which are outside of Barrick’s direct control.
11Preliminary figures and subject to external assurance.
12All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu Mt are reported to the second significant digit. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places. All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place. 2024 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper & silver mineral resources and mineral reserves.
13Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Proven reserves of 270 million tonnes grading 1.75 g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90 g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper. Measured resources of 450 million tonnes grading 1.68 g/t, representing 24 million ounces of gold, and 600 million tonnes grading 0.38%, representing 2.3 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.01 g/t, representing 150 million ounces of gold, and 5,400 million tonnes grading 0.39%, representing 22 million tonnes of copper. Inferred resources of 1,400 million tonnes grading 0.9 g/t, representing 41 million ounces of gold, and 1,300

BARRICK YEAR-END 2024	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
million tonnes grading 0.3%, representing 3.9 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 83-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.
14Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2023, unless otherwise noted. Proven reserves of 250 million tonnes grading 1.85 g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61 g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Measured resources of 430 million tonnes grading 1.76 g/t, representing 24 million ounces of gold, and 580 million tonnes grading 0.39%, representing 2.2 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.00 g/t, representing 150 million ounces of gold, and 4,900 million tonnes grading 0.39%, representing 19 million tonnes of copper. Inferred resources of 1,500 million tonnes grading 0.8 g/t, representing 39 million ounces of gold, and 2,000 million tonnes grading 0.4%, representing 7.1 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete 2023 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 33-45 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2023 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
15Proven and probable reserve gains from cumulative net change in reserves from year end 2019 to 2024.
Reserve replacement percentage is calculated from the cumulative net change in reserves from 2020 to 2024 divided by the cumulative depletion in reserves from year end 2019 to 2024 as shown in the table below:

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)	Reported Reserve Price USD/oz for GEO conversion
2019[a]	71	—	—	—	—
2020[b]	68	(2.2)	(5.5)	4.2	$1,200
2021[c]	69	(0.91)	(5.4)	8.1	$1,200
2022[d]	76	—	(4.8)	12	$1,300
2023[e]	77	—	(4.6)	5	$1,300
2024[f]	89	—	(4.6)	17	$1,400
2019 - 2024 Total	N/A	(3.1)	(25)	46	N/A

Year	Attributable P&P Copper (Mlb)	Attributable Copper Acquisition & Divestments (Mlb)	Attributable Copper Depletion (Mlb)	Attributable Copper Net Change (Mlb)	Reported Reserve Price USD/lb for GEO conversion
2019[a]	13,494	—	—	—	—
2020[b]	12,691	—	(834)	31	$2.75
2021[c]	12,233	—	(636)	178	$2.75
2022[d]	12,252	—	(623)	642	$3.00
2023[e]	12,391	—	(589)	728	$3.00
2024[f]	40,201	—	(731)	28,542	$3.00
2019 - 2024 Total	N/A	—	(3,413)	30,121	N/A
Attributable Proven and Probable organic gold equivalent reserve additions calculated from the cumulative net change in reserves from year-end 2020 to 2024 using reserve prices for gold equivalent ounce (GEO) conversion as shown in the tables above to result in the Attributable Net Change GEO tabulated below:

Year	Attributable P&P GEO	Attributable Acquisition & Divestments GEO	Attributable Depletion GEO	Attributable Net Change GEO (using reported reserve prices)
2019[a]	—	—	—	—
2020[b]	97	(2.2)	(7.4)	4.2
2021[c]	97	(0.91)	(6.9)	8.5
2022[d]	104	—	(6.3)	13
2023[e]	105	—	(6.0)	6.7
2024[f]	176	—	(6.1)	6.7
2019 - 2024 Total	N/A	(3.1)	(33)	111
Totals may not appear to sum correctly due to rounding.
Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick's Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to

BARRICK YEAR-END 2024	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.
All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.
a Estimates as of December 31, 2019, unless otherwise noted, Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper (which is equal to 1.7 million tonnes of copper). Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.
b Estimates as of December 31, 2020, unless otherwise noted: Proven reserves of 280 million tonnes grading 2.37g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper (which is equal to 1.4 million tonnes of copper). Probable reserves of 990 million tonnes grading 1.46g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.
c Estimates as of December 31, 2021, unless otherwise noted, Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.
d Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.
e Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper.
f Estimates are as of December 31, 2024, unless otherwise noted. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper.
16Fourmile is currently 100% owned by Barrick. As previously disclosed, Barrick anticipates Fourmile being contributed to the NGM joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work.
17See the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.
18See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.
19Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. A Technical Report on Reko Diq will be prepared in accordance with Form 43-101F1 and filed on SEDAR+ within 45 days of Barrick's Q4 and Annual MD&A and Financial Statements dated February 12, 2025. For further information with respect to the key assumptions, parameters and risks associated with Reko Diq, the mineral reserve and resource estimates included herein and other technical information, please refer to the Technical Report to be made available on SEDAR+ at www.sedarplus.ca.
20Reko Diq probable reserves of 1,400 million tonnes grading 0.28 g/t representing 13 million ounces of gold, probable reserves of 1,500 million tonnes grading 0.48% representing 7.3 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.25 g/t representing 15 million ounces of gold, inferred resources of 640 million tonnes grading 0.2 g/t representing 3.9 million ounces of gold, indicated resources of 2,000 million tonnes grading 0.43% representing 8.4 million tonnes of copper, and inferred resources of 690 million tonnes grading 0.3% representing 2.2 million tonnes of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 83-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.
21A Technical Report on Lumwana will be prepared in accordance with Form 43-101F1 and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov within 45 days of Barrick's Q4 and Annual MD&A and Financial Statements dated February 12, 2025. For further information with respect to the key assumptions, parameters and risks associated with Lumwana and other technical information, please refer to the Technical Report to be made available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

BARRICK YEAR-END 2024	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
22Greater Leeville Significant Interceptsa

Drill Results from Q4 2024
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)	True Width (m)[c]	Au (g/t)
NTC-24024	68	(50)	104.2-113.6	9.4	8.6	33.37
			148.7-163.9	15.2	12.8	7.30
NTC-24012	281	(41)	88.3-91.7	3.4	1.1	35.68
			110.3-158.5	48.2	15.7	15.21
NTC-24022	325	(61)	53.3-58.2	4.9	3.6	58.01
			87.0-107.6	20.6	16.2	10.15
NTC-24020	275	(35)	121.0-142.0	20.7	12.7	17.36
			222.5-237.4	14.9	5.1	10.37
NTC-24006A	135	(45)	125.6-128.6	3.0	2.4	12.21
			140.8-146.4	5.6	4.4	9.53
			169.9-176.8	6.9	6.0	5.39
NTC-24021	302	(35)	124.0-168.2	44.2	22.1	11.61
			171.3-178.2	6.9	3.5	10.49
			285.9-289.6	3.7	1.3	3.99
HSC-24003	160	(53)	142.9-165.8	22.9	18.1	5.59
HSC-24005	105	(52)	179.2-186.5	7.3	6.0	4.28
HSC-24004	91	(58)	136.5-147.2	10.7	9.0	4.52
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 2.4 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (NTC - North Turf Core, HSC - Horsham Underground Core) followed by the year (24 for 2024) then hole number.
c.True width (TW) for NTC and HSC drillholes has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available.
The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
23    Reko Diq, Gurich Growth Plan Significant Interceptsa

Drill Results from Q4 2024
							Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Cu (%)	Interval (m)	Width (m)	Au (g/t)	Cu (%)
RD-925	200	(70)	102-700	598	0.1	0.43	340-510	170	0.13	0.57
a.All intercepts calculated using a 0.3% Cu cutoff and are uncapped; maximum internal dilution of 18 meters below 0.3% Cu.
b.Reko Diq drill hole nomenclature: Reko Diq District (RD) followed by hole number. Drill method is diamond drilling.
c.True widths of intercepts are estimated using the core axis and are uncertain at this stage.
The drilling results for Gurich (H8) growth plan contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation conducted onsite, and analyses are conducted by an independent laboratory, SGS - Karachi. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Reko Diq - Gurich conform to industry accepted quality control methods.
24    Loulo-Gounkoto Significant Interceptsa

Drill Results from Q4 2024
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
BDH67	91.29	(53.35)	416 - 420	4	1.20
BDH67	91.29	(53.35)	449.2 - 462	12.8	1.19
BDH67	91.29	(53.35)	494 - 400	6	1.07
BDH67	91.29	(53.35)	503 - 408	5	2.51
BDH67	91.29	(53.35)	526.65 - 429.7	3.05	0.62
BDH67	91.29	(53.35)	541.8 - 454.5	12.7	1.51
BDH68	90	(52)	374.5 - 379.75	5.25	2.65
BDH69	269.72	(50.23)	217.25 - 220.65	3.4	2.46
BDH69	269.72	(50.23)	312.8 - 314.8	2	3.94

BARRICK YEAR-END 2024	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

BNRC355	90.73	(50.5)	67 - 74	7	10.06
BNRC355	90.73	(50.5)	78 - 90	12	1.83
BNRC355	90.73	(50.5)	130 - 132	2	0.59
BNRC355	90.73	(50.5)	138 - 142	4	0.74
BNRC374	90.14	(51.09)	238 - 242	4	5.38
BNRC375	270	(50)	289 - 291	2	2.88
BNRC377	270.4	(50.34)	84 - 87	3	1.57
BNRC377	270.4	(50.34)	127 - 136	9	0.84
BNRC378	269.48	(49.49)	90 - 96	6	3.36	90 - 92	2	8.48
BNRC378	269.48	(49.49)	100 - 102	2	0.71
BNRC378	269.48	(49.49)	106 - 114	8	2.35	107 - 109	2	6.95
BNRC378	269.48	(49.49)	125 - 127	2	2.08
BNRC378	269.48	(49.49)	151 - 153	2	0.81
BNRC378	269.48	(49.49)	167 - 174	7	0.98
BNRC378	269.48	(49.49)	179 - 183	4	3.43
BNRC378	269.48	(49.49)	185 - 187	2	0.76
BNRC378	269.48	(49.49)	203 - 208	5	1.86
BNRC378	269.48	(49.49)	213 - 216	3	0.57
BNRC379	270.38	(50.02)	10 - 14	4	1.89
BNRC379	270.38	(50.02)	61 - 70	9	3.67	61 - 66	5	5.69
BNRC380	270	(50)	52 - 65	13	1.21
BNRC381	270	(50)	21 - 23	2	1.45
BNRC381	270	(50)	43 - 45	2	1.23
BNRC381	270	(50)	50 - 56	6	1.19
BNRC381	270	(50)	66 - 69	3	1.97
BNRC381	270	(50)	98 - 100	2	2.50
BNRC381	270	(50)	214 - 229	15	25.13	221 - 226	5	72.47
DB1RC057	89.28	(51.3)	61 - 66	5	1.55
DB1RC057	89.28	(51.3)	69 - 72	3	0.90
DBDH027	270.35	(51)	226.4 - 228.4	2	0.82
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Loulo-Gounkoto drill hole nomenclature: prospect initial B (Baboto), BN (Baboto North), DB (Domain Boundary), DB1 (Domain Boundary 1) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling).
c.True widths uncertain at this stage.
d.All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

The drilling results for Loulo-Gounkoto contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.
25    Tongon Significant Interceptsa

Drill Results from Q4 2024
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
JBEAC006	120	(50)	24 - 33	9	4.76
JBEAC007	120	(50)	22 - 29	7	6.97
JBERC008	120	(50)	14 - 25	11	6.74
JBERC021	120	(50)	58 - 77	19	2.76
JBERC025	120	(50)	70 - 88	18	4.64
JBERC026	120	(50)	63 - 78	15	3.22
JBERC030	120	(50)	68 - 77	9	5.31
JBERC037	120	(50)	52 - 70	18	3.56
JBERC038	120	(50)	64 - 76	12	3.73
JBERC046	120	(50)	49 - 58	9	4.86
JBERC075	120	(50)	15 - 25	10	5.64
JBERC083	120	(50)	27 - 36	9	5.08
JBERC088	120	(50)	24 - 36	12	9.81

BARRICK YEAR-END 2024	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

JBERC089	120	(50)	37 - 50	13	7.25
JBERC092	120	(50)	47 - 67	20	2.94
JBERC103	120	(50)	62 - 72	10	6.11
JBERC114	120	(50)	53 - 63	10	4.52
JBERC162	120	(50)	22 - 38	16	2.87
JBERC174	120	(50)	44 - 60	16	4.50
JBERC215	120	(50)	69 - 85	16	3.57
KKHRC031	270	(55)	4 - 32	28	2.29
KKHRC042	270	(55)	55 -58	3	7.00
KKHRC044	270	(55)	9 - 17	8	4.31
KKHRC054	270	(55)	14 - 27	13	3.73
KKHRC069	270	(55)	38 - 42	4	4.99
KKHRC071	270	(55)	58 - 88	30	0.77
KKHRC090	270	(55)	46 - 55	9	3.49
KKHRC100A	270	(55)	85 - 113	28	0.90
KKHRC104	270	(55)	54 - 57	3	15.49
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Drill hole nomenclature: License initial: KKH (Korokoha); Target initial: JBE (Jubula East); followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling).
c.True widths of intercepts are uncertain at this stage.

The drilling results for Tongon contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Tongon property conform to industry accepted quality control methods.
26    Kibali Significant Interceptsa

Drill Results from Q4 2024
						Including[e]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[d]	Au (g/t)
RHGC2053	230	(63)	42.00 - 46.00	4.00	1.76
			76.00 - 88.00	12.00	231.15
RHGC2066	230	(64)	72.00 - 96.00	24.00	3.12	72.00 - 76.00	4.00	11.18
RHGC2067	230	(70)	74.00 - 96.00	22.00	2.74	72.00 - 88.00	14.00	3.29
RHDD0079	229	(64)	79.00 - 81.80	2.80	0.63
			85.00 - 91.00	6.00	1.40
			131.00 - 140.80	8.80	17.30	134.00 - 138.00	4.00	36.17
KCDU7507	316	30	0.00 - 7.86	7.86	1.76
			21.79 - 55.83	34.04	3.9	21.79 - 48.00	26.21	3.18
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.Kibali drill hole nomenclature: prospect initial (KC=Durba (KCD), RH=Rhino followed by the type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control) with no designation of the year. KCDU = KCD Underground.
c.True widths of intercepts are uncertain at this stage.
d.Weighted average is calculated by fence using significant intercepts, over the strength length.
e.All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped, minimum intercept width is 1 meter, no internal dilution, with grade significantly above (>40%) the overall intercept grade .

The drilling results for Kibali contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Kibali conform to industry accepted quality control methods.

BARRICK YEAR-END 2024	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Glossary of Technical Terms

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per ounce/pound for gold/copper. Refer to page 61 of this MD&A for further information and a reconciliation of the measure.
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.
C1 CASH COSTS: A non-GAAP measure of cost per pound for copper. Refer to page 61 of this MD&A for further information and a reconciliation of the measure.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical processing process.
DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open-pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).
DILUTION: The effect of waste or low-grade ore which is unavoidably extracted and comingled with the ore mined thereby lowering the recovered grade from what was planned to be mined.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.
Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.
In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help upgrade resource estimates to reserve estimates.
Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.
EXPLORATION: Prospecting, sampling, mapping, drilling and other work involved in searching for minerals.
FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 60 of this MD&A for a definition.
GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content per tonne of ore going into a mill for processing.
Reserve grade: estimated metal content of an ore body, based on reserve calculations.
HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for stacking ore for the purpose of heap leaching.
MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.
MINERAL RESERVE: See pages 83 to 92 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
MINERAL RESOURCE: See pages 83 to 92 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support future beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock dumps and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained in the ore.
REFINING: The final stage of metal production in which impurities are removed through heating to extract the pure metal.
ROASTING: The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open-pit methods.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.
TOTAL CASH COSTS: A non-GAAP measure of cost per ounce for gold. Refer to page 61 of this MD&A for further information and a reconciliation of the measure.

BARRICK YEAR-END 2024	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Mineral Resources

The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold, silver and copper reserves and in the total measured, indicated and inferred gold, silver and copper resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 83 to 92.
The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

BARRICK YEAR-END 2024	83	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Reserves[1,2,3,5]
As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0053	3.74	0.00064	—	—	—	0.0053	3.74	0.00064
Bulyanhulu underground	0.61	7.06	0.14	16	6.96	3.6	17	6.96	3.8
Bulyanhulu (84.00%) total	0.62	7.03	0.14	16	6.96	3.6	17	6.96	3.8
Jabal Sayid surface	0.14	0.66	0.0030	—	—	—	0.14	0.66	0.0030
Jabal Sayid underground	8.7	0.32	0.089	4.5	0.46	0.066	13	0.37	0.16
Jabal Sayid (50.00%) total	8.8	0.32	0.092	4.5	0.46	0.066	13	0.37	0.16
Kibali surface	6.4	2.00	0.41	17	2.17	1.2	24	2.13	1.6
Kibali underground	7.0	4.45	1.0	16	3.74	1.9	23	3.96	2.9
Kibali (45.00%) total	13	3.28	1.4	33	2.93	3.2	47	3.03	4.6
Loulo-Gounkoto surface[4]	11	2.43	0.83	15	3.30	1.6	26	2.95	2.5
Loulo-Gounkoto underground[4]	7.6	5.13	1.3	23	4.82	3.6	31	4.90	4.9
Loulo-Gounkoto (80.00%) total[4]	18	3.56	2.1	39	4.22	5.2	57	4.00	7.3
North Mara surface	5.3	3.90	0.66	25	1.51	1.2	30	1.92	1.9
North Mara underground	2.0	3.37	0.22	5.9	4.43	0.84	7.9	4.16	1.1
North Mara (84.00%) total	7.3	3.75	0.88	31	2.07	2.0	38	2.39	2.9
Tongon surface (89.70%)	3.2	2.10	0.21	4.8	2.63	0.40	8.0	2.41	0.62
AFRICA AND MIDDLE EAST TOTAL	52	2.91	4.8	130	3.52	15	180	3.35	19
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12
Porgera surface	0.11	2.07	0.0076	7.2	2.88	0.67	7.3	2.87	0.68
Porgera underground	0.69	6.42	0.14	3.2	6.48	0.66	3.9	6.47	0.81
Porgera (24.50%) total	0.81	5.80	0.15	10	3.98	1.3	11	4.11	1.5
Pueblo Viejo surface (60.00%)	48	2.27	3.5	130	2.06	8.8	180	2.11	12
Reko Diq surface (50.00%)	—	—	—	1,400	0.28	13	1,400	0.28	13
Veladero surface (50.00%)	24	0.66	0.51	49	0.68	1.1	73	0.67	1.6
LATIN AMERICA AND ASIA PACIFIC TOTAL	190	1.09	6.6	2,100	0.49	33	2,300	0.54	40
NORTH AMERICA
Carlin surface	4.1	1.60	0.21	58	2.39	4.4	62	2.33	4.6
Carlin underground	0.050	6.17	0.010	20	7.69	4.8	20	7.69	4.8
Carlin (61.50%) total	4.1	1.66	0.22	77	3.73	9.3	82	3.62	9.5
Cortez surface	1.0	2.78	0.090	63	1.02	2.1	64	1.05	2.2
Cortez underground	—	—	—	28	6.78	6.1	28	6.78	6.1
Cortez (61.50%) total	1.0	2.78	0.090	91	2.79	8.2	92	2.79	8.3
Hemlo surface	—	—	—	25	0.93	0.75	25	0.93	0.75
Hemlo underground	0.29	3.84	0.036	6.2	4.30	0.86	6.5	4.28	0.90
Hemlo (100%) total	0.29	3.84	0.036	31	1.60	1.6	32	1.62	1.6
Phoenix surface (61.50%)	5.2	0.64	0.11	87	0.63	1.8	92	0.63	1.9
Turquoise Ridge surface	16	2.26	1.2	11	1.92	0.66	27	2.12	1.8
Turquoise Ridge underground	6.3	11.32	2.3	16	9.48	4.8	22	10.00	7.1
Turquoise Ridge (61.50%) total	22	4.82	3.4	27	6.42	5.5	49	5.69	8.9
NORTH AMERICA TOTAL	33	3.69	3.9	310	2.61	26	350	2.71	30

TOTAL	270	1.75	15	2,500	0.90	74	2,800	0.99	89

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	84	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Reserves[1,2,3,5]
As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]
	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu
Based on attributable tonnes	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0053	0.38	0.000020	—	—	—	0.0053	0.38	0.000020
Bulyanhulu underground	0.61	0.41	0.0025	16	0.35	0.057	17	0.35	0.060
Bulyanhulu (84.00%) total	0.62	0.41	0.0025	16	0.35	0.057	17	0.35	0.060
Jabal Sayid surface	0.14	2.68	0.0037				0.14	2.68	0.0037
Jabal Sayid underground	8.7	2.12	0.18	4.5	2.16	0.097	13	2.14	0.28
Jabal Sayid (50.00%) total	8.8	2.13	0.19	4.5	2.16	0.097	13	2.14	0.28
Lumwana surface (100%)	140	0.49	0.68	1,500	0.53	7.6	1,600	0.52	8.3
AFRICA AND MIDDLE EAST TOTAL	150	0.59	0.87	1,500	0.53	7.8	1,600	0.54	8.7
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.19	0.22	480	0.23	1.1	600	0.22	1.3
Reko Diq surface (50.00%)	—	—	—	1,500	0.48	7.3	1,500	0.48	7.3
Zaldívar surface (50.00%)	110	0.44	0.48	66	0.41	0.27	180	0.43	0.75
LATIN AMERICA AND ASIA PACIFIC TOTAL	220	0.31	0.70	2,100	0.42	8.6	2,300	0.41	9.4
NORTH AMERICA
Phoenix surface (61.50%)	6.9	0.16	0.011	110	0.18	0.20	120	0.18	0.21
NORTH AMERICA TOTAL	6.9	0.16	0.011	110	0.18	0.20	120	0.18	0.21

TOTAL	380	0.42	1.6	3,600	0.46	17	4,000	0.45	18

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,5]
As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0053	7.29	0.0012	—	—	—	0.0053	7.29	0.0012
Bulyanhulu underground	0.61	6.98	0.14	16	5.51	2.9	17	5.56	3.0
Bulyanhulu (84.00%) total	0.62	6.98	0.14	16	5.51	2.9	17	5.56	3.0
AFRICA AND MIDDLE EAST TOTAL	0.62	6.98	0.14	16	5.51	2.9	17	5.56	3.0
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29
Pueblo Viejo surface (60.00%)	48	12.44	19	130	12.69	54	180	12.62	73
Veladero surface (50.00%)	24	12.92	10.0	49	13.96	22	73	13.62	32
LATIN AMERICA AND ASIA PACIFIC TOTAL	190	6.04	36	670	4.60	98	850	4.92	130
NORTH AMERICA
Phoenix surface (61.50%)	5.2	7.87	1.3	87	7.78	22	92	7.78	23
NORTH AMERICA TOTAL	5.2	7.87	1.3	87	7.78	22	92	7.78	23

TOTAL	190	6.09	38	770	4.98	120	960	5.20	160

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	85	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,5,6,7,8]
As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0053	3.74	0.00064	—	—	—	0.00064	—	—	—
Bulyanhulu underground	2.8	7.94	0.72	28	7.16	6.5	7.2	11	7.2	2.5
Bulyanhulu (84.00%) total	2.8	7.93	0.72	28	7.16	6.5	7.2	11	7.2	2.5
Jabal Sayid surface	0.14	0.66	0.0030	—	—	—	0.0030	—	—	—
Jabal Sayid underground	9.1	0.39	0.11	6.4	0.50	0.10	0.22	1.1	0.6	0.021
Jabal Sayid (50.00%) total	9.2	0.40	0.12	6.4	0.50	0.10	0.22	1.1	0.6	0.021
Kibali surface	9.5	2.14	0.65	26	2.17	1.8	2.5	8.2	2.2	0.58
Kibali underground	11	4.43	1.5	29	3.45	3.3	4.8	4.3	2.5	0.35
Kibali (45.00%) total	20	3.34	2.1	56	2.85	5.1	7.3	12	2.3	0.93
Loulo-Gounkoto surface[4]	12	2.41	0.95	19	3.34	2.1	3.0	2.8	2.4	0.22
Loulo-Gounkoto underground[4]	18	4.21	2.4	38	4.22	5.1	7.6	12	2.0	0.81
Loulo-Gounkoto (80.00%) total[4]	30	3.48	3.4	57	3.93	7.2	11	15	2.1	1.0
North Mara surface	7.8	3.19	0.80	36	1.60	1.9	2.7	2.0	1.6	0.10
North Mara underground	6.8	2.17	0.48	29	2.29	2.1	2.6	8.9	1.6	0.47
North Mara (84.00%) total	15	2.71	1.3	65	1.91	4.0	5.3	11	1.6	0.57
Tongon surface (89.70%)	3.8	2.24	0.28	4.8	2.71	0.42	0.70	1.5	2.3	0.11
AFRICA AND MIDDLE EAST TOTAL	81	3.05	7.9	220	3.34	23	31	52	3.1	5.2
LATIN AMERICA AND ASIA PACIFIC
Alturas surface (100%)	—	—	—	58	1.16	2.2	2.2	130	0.8	3.6
Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface	—	—	—	28	2.35	2.1	2.1	17	1.7	0.94
Porgera underground	0.74	6.87	0.16	4.0	6.42	0.82	0.98	1.9	6.4	0.38
Porgera (24.50%) total	0.74	6.87	0.16	32	2.86	2.9	3.1	19	2.2	1.3
Pueblo Viejo surface (60.00%)	61	2.09	4.1	190	1.87	11	15	7.5	1.6	0.38
Reko Diq surface (50.00%)	—	—	—	1,800	0.25	15	15	640	0.2	3.9
Veladero surface (50.00%)	26	0.65	0.53	85	0.65	1.8	2.3	16	0.5	0.29
LATIN AMERICA AND ASIA PACIFIC TOTAL	320	1.08	11	3,700	0.60	70	81	1,200	0.4	15

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	86	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,5,6,7,8]
As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
NORTH AMERICA
Carlin surface	8.8	1.29	0.37	96	2.06	6.4	6.7	29	1.3	1.2
Carlin underground	0.086	8.55	0.024	33	7.92	8.5	8.6	19	7.3	4.5
Carlin (61.50%) total	8.9	1.36	0.39	130	3.57	15	15	48	3.7	5.7
Cortez surface	1.6	2.79	0.15	100	0.97	3.2	3.3	31	0.6	0.63
Cortez underground	—	—	—	39	6.30	8.0	8.0	15	5.6	2.8
Cortez (61.50%) total	1.6	2.79	0.15	140	2.45	11	11	46	2.3	3.4
Donlin surface (50.00%)	—	—	—	270	2.24	20	20	46	2.0	3.0
Fourmile underground (100%)	—	—	—	3.6	11.76	1.4	1.4	14	14.1	6.4
Hemlo surface	—	—	—	50	1.00	1.6	1.6	5.0	0.7	0.12
Hemlo underground	3.9	4.37	0.55	9.8	4.04	1.3	1.8	3.5	4.5	0.50
Hemlo (100%) total	3.9	4.37	0.55	60	1.49	2.9	3.4	8.5	2.3	0.62
Phoenix surface (61.50%)	5.2	0.64	0.11	240	0.49	3.9	4.0	16	0.4	0.19
Turquoise Ridge surface	16	2.22	1.2	29	1.69	1.6	2.7	14	1.1	0.51
Turquoise Ridge underground	6.6	12.01	2.5	18	9.91	5.8	8.4	3.7	8.5	1.0
Turquoise Ridge (61.50%) total	23	5.02	3.7	47	4.87	7.4	11	18	2.6	1.5
NORTH AMERICA TOTAL	43	3.58	4.9	900	2.12	61	66	200	3.3	21

TOTAL	450	1.68	24	4,800	1.01	150	180	1,400	0.9	41

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	87	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Resources[1,3,5,6,7,8]
As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu	Contained Cu	Tonnes	Grade	Contained Cu
Based on attributable tonnes	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0053	0.38	0.000020	—	—	—	0.000020	—	—	—
Bulyanhulu underground	2.8	0.37	0.010	28	0.36	0.10	0.11	11	0.3	0.036
Bulyanhulu (84.00%) total	2.8	0.37	0.010	28	0.36	0.10	0.11	11	0.3	0.036
Jabal Sayid surface	0.14	2.68	0.0037	—	—	—	0.0037	—	—	—
Jabal Sayid underground	9.1	2.49	0.23	6.4	2.23	0.14	0.37	1.1	0.5	0.0058
Jabal Sayid (50.00%) total	9.2	2.50	0.23	6.4	2.23	0.14	0.37	1.1	0.5	0.0058
Lumwana surface (100%)	170	0.45	0.77	1,800	0.50	9.2	10	230	0.4	0.91
AFRICA AND MIDDLE EAST TOTAL	190	0.55	1.0	1,900	0.51	9.4	10	240	0.4	0.95
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	170	0.21	0.36	1,000	0.21	2.2	2.5	360	0.2	0.66
Reko Diq surface (50.00%)	—	—	—	2,000	0.43	8.4	8.4	690	0.3	2.2
Zaldívar surface (50.00%)	240	0.39	0.94	290	0.36	1.0	2.0	15	0.3	0.048
LATIN AMERICA AND ASIA PACIFIC TOTAL	410	0.31	1.3	3,300	0.35	12	13	1,100	0.3	3.0
NORTH AMERICA
Phoenix surface (61.50%)	6.9	0.16	0.011	300	0.17	0.51	0.52	18	0.2	0.028
NORTH AMERICA TOTAL	6.9	0.16	0.011	300	0.17	0.51	0.52	18	0.2	0.028

TOTAL	600	0.38	2.3	5,400	0.39	22	24	1,300	0.3	3.9

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	88	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Silver Mineral Resources[1,3,5,6,7,8]
As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0053	7.29	0.0012	—	—	—	0.0012	—	—	—
Bulyanhulu underground	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0
Bulyanhulu (84.00%) total	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0
AFRICA AND MIDDLE EAST TOTAL	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Pueblo Viejo surface (60.00%)	61	11.47	22	190	11.22	68	91	7.5	6.8	1.6
Veladero surface (50.00%)	26	13.08	11	85	13.91	38	49	16	15.8	8.2
LATIN AMERICA AND ASIA PACIFIC TOTAL	320	11.81	120	1,700	14.36	810	930	410	2.3	30
NORTH AMERICA
Phoenix surface (61.50%)	5.2	7.87	1.3	240	6.40	50	52	16	4.2	2.2
NORTH AMERICA TOTAL	5.2	7.87	1.3	240	6.40	50	52	16	4.2	2.2

TOTAL	330	11.70	120	2,000	13.28	860	990	440	2.4	34

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	89	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summary Gold Mineral Reserves[1,2,3,5]
For the years ended December 31	2024				2023
	Ownership	Tonnes	Grade[9]	Ounces	Ownership	Tonnes	Grade[9]	Ounces
Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.0053	3.74	0.00064	84.00%	0.0088	5.89	0.0017
Bulyanhulu underground	84.00%	17	6.96	3.8	84.00%	18	6.05	3.4
Bulyanhulu Total	84.00%	17	6.96	3.8	84.00%	18	6.05	3.4
Jabal Sayid surface	50.00%	0.14	0.66	0.0030	50.00%	0.064	0.38	0.00078
Jabal Sayid underground	50.00%	13	0.37	0.16	50.00%	14	0.34	0.15
Jabal Sayid Total	50.00%	13	0.37	0.16	50.00%	14	0.34	0.15
Kibali surface	45.00%	24	2.13	1.6	45.00%	24	2.05	1.6
Kibali underground	45.00%	23	3.96	2.9	45.00%	24	4.10	3.1
Kibali Total	45.00%	47	3.03	4.6	45.00%	47	3.07	4.7
Loulo-Gounkoto surface[4]	80.00%	26	2.95	2.5	80.00%	24	2.84	2.1
Loulo-Gounkoto underground[4]	80.00%	31	4.90	4.9	80.00%	33	4.81	5.1
Loulo-Gounkoto Total[4]	80.00%	57	4.00	7.3	80.00%	57	3.99	7.2
North Mara surface	84.00%	30	1.92	1.9	84.00%	30	1.90	1.8
North Mara underground	84.00%	7.9	4.16	1.1	84.00%	9.3	3.60	1.1
North Mara Total	84.00%	38	2.39	2.9	84.00%	39	2.30	2.9
Tongon surface	89.70%	8.0	2.41	0.62	89.70%	5.5	1.98	0.35
AFRICA AND MIDDLE EAST TOTAL		180	3.35	19		180	3.24	19
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12
Porgera surface	24.50%	7.3	2.87	0.68	24.50%	5.0	3.55	0.57
Porgera underground	24.50%	3.9	6.47	0.81	24.50%	2.9	6.96	0.65
Porgera Total	24.50%	11	4.11	1.5	24.50%	7.9	4.81	1.2
Pueblo Viejo surface	60.00%	180	2.11	12	60.00%	170	2.14	12
Reko Diq surface	50.00%	1,400	0.28	13	50.00%	—	—	—
Veladero surface	50.00%	73	0.67	1.6	50.00%	89	0.70	2.0
LATIN AMERICA AND ASIA PACIFIC TOTAL		2,300	0.54	40		870	0.96	27
NORTH AMERICA
Carlin surface	61.50%	62	2.33	4.6	61.50%	65	2.39	5.0
Carlin underground	61.50%	20	7.69	4.8	61.50%	17	8.34	4.6
Carlin Total	61.50%	82	3.62	9.5	61.50%	82	3.64	9.7
Cortez surface	61.50%	64	1.05	2.2	61.50%	110	0.82	2.8
Cortez underground	61.50%	28	6.78	6.1	61.50%	27	7.27	6.3
Cortez Total	61.50%	92	2.79	8.3	61.50%	130	2.13	9.0
Hemlo surface	100%	25	0.93	0.75	100%	27	0.97	0.84
Hemlo underground	100%	6.5	4.28	0.90	100%	6.8	4.12	0.90
Hemlo Total	100%	32	1.62	1.6	100%	34	1.60	1.7
Phoenix surface	61.50%	92	0.63	1.9	61.50%	100	0.58	1.9
Turquoise Ridge surface	61.50%	27	2.12	1.8	61.50%	22	2.36	1.7
Turquoise Ridge underground	61.50%	22	10.00	7.1	61.50%	20	10.66	6.9
Turquoise Ridge Total	61.50%	49	5.69	8.9	61.50%	43	6.29	8.6
NORTH AMERICA TOTAL		350	2.71	30		390	2.45	31

TOTAL		2,800	0.99	89		1,400	1.65	77

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	90	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summary Copper Mineral Reserves[1,2,3,5]
For the years ended December 31	2024				2023
	Ownership	Tonnes	Cu Grade[9]	Contained Tonnes	Ownership	Tonnes	Cu Grade[9]	Contained Tonnes
Based on attributable tonnes	%	(Mt)	(%)	(Mt)%		(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.0053	0.38	0.000020	84.00%	0.0088	0.29	0.000026
Bulyanhulu underground	84.00%	17	0.35	0.060	84.00%	18	0.36	0.063
Bulyanhulu Total	84.00%	17	0.35	0.060	84.00%	18	0.36	0.063
Jabal Sayid surface	50.00%	0.14	2.68	0.0037	50.00%	0.064	2.63	0.0017
Jabal Sayid underground	50.00%	13	2.14	0.28	50.00%	14	2.22	0.30
Jabal Sayid Total	50.00%	13	2.14	0.28	50.00%	14	2.23	0.30
Lumwana surface	100%	1,600	0.52	8.3	100%	510	0.58	3.0
AFRICA AND MIDDLE EAST TOTAL		1,600	0.54	8.7		540	0.62	3.3
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	50.00%	600	0.22	1.3	50.00%	600	0.22	1.3
Reko Diq surface (50.00%)	50.00%	1,500	0.48	7.3	50.00%	—	—	—
Zaldívar surface (50.00%)	50.00%	180	0.43	0.75	50.00%	180	0.42	0.74
LATIN AMERICA AND ASIA PACIFIC TOTAL		2,300	0.41	9.4		780	0.26	2.0
NORTH AMERICA
Phoenix surface	61.50%	120	0.18	0.21	61.50%	140	0.17	0.23
NORTH AMERICA TOTAL		120	0.18	0.21		140	0.17	0.23

TOTAL		4,000	0.45	18		1,500	0.39	5.6

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	91	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Resources Endnotes
1.Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2024 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; and Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive. For 2024, reserves have been estimated based on an assumed gold price of US$1,400 per ounce, an assumed silver price of US$20.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, and Hemlo open pit, both where mineral reserves for 2024 were estimated using $1,650/oz; at Zaldívar, where mineral reserves for 2024 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.80 per pound; and at Norte Abierto where mineral reserves are reported by Newmont within a $1,200/oz gold, $2.75/lb copper and $22/oz silver pit design, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz for gold, $4.00/lb for copper and $23/oz for silver for assumed mineral reserve commodity prices. For 2023, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, where mineral reserves for 2023 were calculated using $1,500/oz; Hemlo, where mineral reserves for 2023 were calculated using $1,400/oz; and at Zaldívar, where mineral reserves for 2023 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.50 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2024 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.
2.In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
3.All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu tonnes are reported to the second significant digit.
4.Mineral resources and mineral reserves for the Loulo-Gounkoto Complex have been estimated under the 1991 Malian Mining Code and the Loulo and Gounkoto Mining Conventions under which the Complex has operated to date. Any update to applicable terms as a result of ongoing engagements with the Government of Mali will be incorporated after a definitive agreement is reached. For additional information see page 9 of Barrick’s Fourth Quarter and Year End Report 2024.
5. 2024 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.
6.For 2024, mineral resources have been estimated based on an assumed gold price of US$1,900 per ounce, an assumed silver price of US$24.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except Zaldívar, where mineral resources for 2024 were estimated using Antofagasta guidance and an assumed copper price of US$4.40 per pound, and Norte Abierto, where mineral resources are reported by Newmont within a $1,400/oz gold, $3.25/lb copper and $20/oz silver pit shell, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz for gold, $4.00/lb for copper and $23/oz for silver for assumed mineral resource commodity price. For 2023, mineral resources were estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2023 were calculated using Antofagasta guidance and an assumed copper price of US$4.20.
7.Mineral resources which are not mineral reserves do not have demonstrated economic viability.
8.Mineral resources are reported inclusive of mineral reserves.
9.All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
10.All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK YEAR-END 2024	92	RESERVES AND RESOURCES

Management’s Responsibility for
Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

 /s/ Graham Shuttleworth

Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 11, 2025

Management’s Report on Internal Control over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2024. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2024.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2024 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 94 - 97 of Barrick’s 2024 Annual Financial Statements.

BARRICK YEAR-END 2024	93

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit & Risk Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment (impairment reversal) assessments for goodwill and other non-current assets
As described in Notes 2, 3, 10, 20, and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually, during the fourth quarter. Impairment assessments and impairment reversal assessments are conducted at the level of the cash generating unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment and impairment reversal assessments. The Company’s goodwill and other non-current assets balances subject to impairment testing as of December 31, 2024 were $3.1 billion and $36.1 billion, respectively. During 2024, an indicator of impairment was identified for the Loulo-Gounkoto CGU and indicators of impairment reversal were identified for the Lumwana and Veladero CGUs. Management determined that the Fair Value Less Costs of Disposal

(FVLCD) exceeded carrying value for the Lumwana and Veladero CGUs, and consequently recorded other non-current asset impairment reversals of $655 million and $437 million for the respective CGUs. Management determined that the carrying value of the Loulo-Gounkoto CGU exceeded FVLCD, and consequently recorded an impairment of goodwill of $484 million. Management estimated the recoverable amounts of the CGUs as the FVLCD using discounted estimates of future cash flows derived, where applicable, from the life of mine (LOM) plans, estimated fair values of mineral resources outside LOM plans and the application of a specific Net Asset Value (NAV) multiple for each CGU. Management’s estimates of the FVLCD of the CGUs included assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, and future production levels, including mineral reserves and mineral resources, where applicable. Management’s estimates of future production levels, including mineral reserves and mineral resources are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment (impairment reversal) assessments for goodwill and other non-current assets is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, in estimating the FVLCD of the CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assumptions, where we assessed them as significant, with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, and future production levels, including mineral reserves and mineral resources, where applicable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment (impairment reversal) assessments for goodwill and other non-current assets, including controls over the significant assumptions used in management’s estimates of the FVLCD of the CGUs. These procedures also included, among others, testing management’s process for estimating the FVLCD of the CGUs with goodwill and for each CGU where there is an indicator of impairment (or impairment reversal); evaluating the appropriateness of the methods and discounted cash flow models used; testing the completeness and accuracy of underlying data used in the models; and evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD. Evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD with respect to future metal prices, operating and capital costs and NAV multiples involved (i) comparing future metal prices to external industry data; (ii) comparing operating and capital costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate; (iii) assessing the operating costs forecast for the Loulo-Gounkoto CGU by considering the correspondence with the Government of Mali and other relevant information obtained from management; and (iv) comparing NAV multiples to evidence of value from comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and mineral resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and significant assumptions used by management’s specialists, tests of data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and discounted cash flow models and the reasonableness of the weighted average costs of capital and NAV multiple assumptions.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 11, 2025

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2024	2023
Revenue (notes 5 and 6)	$12,922	$11,397
Costs and expenses (income)
Cost of sales (notes 5 and 7)	7,961	7,932
General and administrative expenses (note 11)	115	126
Exploration, evaluation and project expenses (notes 5 and 8)	392	361
Impairment (reversals) charges (notes 10 and 21)	(457)	312
Loss on currency translation	39	93
Closed mine rehabilitation (note 27b)	59	16
Income from equity investees (note 16)	(241)	(232)
Other (income) expense (note 9)	214	(195)
Income before finance items and income taxes	4,840	2,984
Finance costs, net (note 14)	(232)	(170)
Income before income taxes	4,608	2,814
Income tax expense (note 12)	(1,520)	(861)
Net income	$3,088	$1,953
Attributable to:
Equity holders of Barrick Gold Corporation	$2,144	$1,272
Non-controlling interests (note 32)	$944	$681
Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income
Basic	$1.22	$0.72
Diluted	$1.22	$0.72
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	98	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2024	2023
Net income	$3,088	$1,953
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	—
Currency translation adjustments, net of tax $nil and $nil	—	(3)
Items that will not be reclassified to profit or loss:
Actuarial loss on post-employment benefit obligations, net of tax $nil and $nil	(4)	—
Net change in value of equity investments, net of tax $nil and $(2)	12	1
Total other comprehensive income (loss)	9	(2)
Total comprehensive income	$3,097	$1,951
Attributable to:
Equity holders of Barrick Gold Corporation	$2,153	$1,270
Non-controlling interests	$944	$681
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	99	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2024	2023
OPERATING ACTIVITIES
Net income	$3,088	$1,953
Adjustments for the following items:
Depreciation	1,915	2,043
Finance costs, net (note 14)	232	170
Impairment (reversals) charges (notes 10 and 21)	(457)	312
Income tax expense (note 12)	1,520	861
Income from equity investees (note 16)	(241)	(232)
Loss on currency translation	39	93
Gain on acquisition/sale of non-current assets (note 9)	(24)	(364)
Change in working capital (note 15)	(382)	(404)
Other operating activities (note 15)	(280)	(113)
Operating cash flows before interest and income taxes	5,410	4,319
Interest paid	(380)	(300)
Interest received	237	237
Income taxes paid[1]	(776)	(524)
Net cash provided by operating activities	4,491	3,732
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(3,174)	(3,086)
Sales proceeds	19	13
Investment (purchases) sales	97	(23)
Funding of equity method investments (note 16)	(59)	—
Dividends received from equity method investments (note 16)	198	273
Shareholder loan repayments from equity method investments (note 16)	155	7
Net cash used in investing activities	(2,764)	(2,816)
FINANCING ACTIVITIES
Lease repayments	(14)	(13)
Debt repayments	—	(43)
Dividends (note 31)	(696)	(700)
Share buyback program (note 31)	(498)	—
Funding from non-controlling interests (note 32)	146	40
Disbursements to non-controlling interests (note 32)	(785)	(554)
Pueblo Viejo JV partner shareholder loan (note 29)	52	65
Net cash used in financing activities	(1,795)	(1,205)
Effect of exchange rate changes on cash and equivalents	(6)	(3)
Net increase (decrease) in cash and equivalents	(74)	(292)
Cash and equivalents at beginning of year (note 25a)	4,148	4,440
Cash and equivalents at the end of year	$4,074	$4,148
1 Income taxes paid excludes $107 million (2023: $137 million) of income taxes payable that were settled against offsetting value added taxes (“VAT”) receivables.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	100	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31, 2024	As at December 31, 2023
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$4,074	$4,148
Accounts receivable (note 18)	763	693
Inventories (note 17)	1,942	1,782
Other current assets (note 18)	853	815
Total current assets	7,632	7,438
Non-current assets
Non-current portion of inventory (note 17)	2,783	2,738
Equity in investees (note 16)	4,112	4,133
Property, plant and equipment (note 19)	28,559	26,416
Intangible assets (note 20a)	148	149
Goodwill (note 20b)	3,097	3,581
Other assets (note 22)	1,295	1,356
Total assets	$47,626	$45,811
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,613	$1,503
Debt (note 25b)	24	11
Current income tax liabilities	545	303
Other current liabilities (note 24)	460	539
Total current liabilities	2,642	2,356
Non-current liabilities
Debt (note 25b)	4,705	4,715
Provisions (note 27)	1,962	2,058
Deferred income tax liabilities (note 30)	3,887	3,439
Other liabilities (note 29)	1,174	1,241
Total liabilities	14,370	13,809
Equity
Capital stock (note 31)	27,661	28,117
Deficit	(5,269)	(6,713)
Accumulated other comprehensive income	33	24
Other	1,865	1,913
Total equity attributable to Barrick Gold Corporation shareholders	24,290	23,341
Non-controlling interests (note 32)	8,966	8,661
Total equity	33,256	32,002
Contingencies and commitments (notes 2, 17, 19 and 35)
Total liabilities and equity	$47,626	$45,811
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Mark Bristow	/s/ Loreto Silva

Mark Bristow, Director	Loreto Silva, Director

BARRICK YEAR-END 2024	101	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive (loss) income[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
Net income	—	—	2,144	—	—	2,144	944	3,088
Total other comprehensive income	—	—	—	9	—	9	—	9
Total comprehensive income	—	$—	$2,144	$9	$—	$2,153	$944	$3,097
Transactions with owners
Dividends (note 31)	—	—	(696)	—	—	(696)	—	(696)
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	146	146
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(785)	(785)
Dividend reinvestment plan (note 31)	205	4	(4)	—	—	—	—	—
Share buyback program (note 31)	(28,675)	(460)	—	—	(48)	(508)	—	(508)
Total transactions with owners	(28,470)	($456)	($700)	$—	($48)	($1,204)	($639)	($1,843)
At December 31, 2024	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
Net income	—	—	1,272	—	—	1,272	681	1,953
Total other comprehensive loss	—	—	—	(2)	—	(2)	—	(2)
Total comprehensive income (loss)	—	$—	$1,272	($2)	$—	$1,270	$681	$1,951
Transactions with owners
Dividends (note 31)	—	—	(700)	—	—	(700)	—	(700)
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	40	40
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(578)	(578)
Dividend reinvestment plan (note 31)	220	3	(3)	—	—	—	—	—
Total transactions with owners	220	$3	($703)	$—	$—	($700)	($538)	($1,238)
At December 31, 2023	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
1 Includes cumulative translation adjustments as at December 31, 2024: $95 million loss (December 31, 2023: $95 million loss).
2 Includes additional paid-in capital as at December 31, 2024: $1,827 million (December 31, 2023: $1,875 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	102	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, DOP, EUR, GBP, PKR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Dominican pesos, Euros, British pound sterling, Pakistani rupee, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Papua New Guinea, Tanzania and the United States. Our mine in Mali was placed on temporary suspension in January 2025. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 11, 2025.

b) Basis of Preparation
These consolidated financial statements include the accounts of Barrick, its subsidiaries, its share of joint operations (“JO”) and its equity share of joint ventures (“JV”). When applying the equity method of accounting, specifically for Porgera, whereby the economic interest differs from the shareholding, the equity accounting is based on the economic share contractually agreed among the shareholders rather than the equity participation. For non wholly-owned, controlled subsidiaries, profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority shareholders in the subsidiary.

BARRICK YEAR-END 2024	103	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2024:

	Place of business	Entity type	Interest[1]	Method[2]
Nevada Gold Mines[3]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,4]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,4]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation
Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Reko Diq Project[3]	Pakistan	Subsidiary	50%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[5]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[5]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[5]	Chile	JV	50%	Equity Method
Porgera Mine[5,6]	Papua New Guinea	JV	24.5%	Equity Method
1Unless otherwise noted, all of our JOs are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Loulo-Gounkoto, Tongon, Pueblo Viejo and the Reko Diq project and record a non-controlling interest for the interest that we do not own.
4The Government of Tanzania receives half of the economic benefits from the Tanzanian operations (Bulyanhulu and North Mara) from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments. Earnings are recorded proportionally based on our equity interests each period in accordance with the terms of the agreement with the Government of Tanzania.
5Barrick has commitments of $541 million relating to its interest in the joint ventures, including purchase obligations disclosed in note 17 and capital commitments disclosed in note 19.
6On December 22, 2023, we completed the Porgera Project Commencement Agreement, pursuant to which the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is held in a joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. Refer to notes 4 for further details.

c) Business Combinations
On the acquisition of a business, the acquisition method of accounting is used.

d) Foreign Currency Translation
The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
▪Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
▪Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
▪Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

e) Revenue Recognition
We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market, to independent refineries or to our non-controlling interest holders; and gold and copper concentrate is sold to independent smelting or trading companies.

Gold Bullion Sales
Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risks and rewards of ownership pass to the

BARRICK YEAR-END 2024	104	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements
As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in Q4 of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

f) Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a pre-feasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2l.

g) Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of commissioning and testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

h) Taxation
Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.
Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax assets and unused tax losses can be utilized, except:
•Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

BARRICK YEAR-END 2024	105	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.
Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

i) Other Investments
Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Warrant investments are classified as fair value through profit or loss (“FVPL”).

j) Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises: direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and downstream processing costs. Inventory provisions are reversed to reflect subsequent improvements in net realizable value where the inventory is still on hand.
Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

k) Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:
•Net profits interest royalty to a party other than a government,
•Modified NSR royalty,
•Net smelter return sliding scale royalty,
•Gross proceeds sliding scale royalty,
•Gross smelter return royalty,
•Net value royalty,
•Land tenement royalty, and a
•Gold revenue royalty.

BARRICK YEAR-END 2024	106	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
l) Property, Plant and Equipment

Estimated Useful Lives of Major Asset Categories

Buildings, plant and equipment	1 - 39 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	1 - 7 years
Furniture, computer and office equipment	1 - 7 years

Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.
Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs
At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.
Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in ore expected over the LOM; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the strip ratio expected over the LOM; and (4) the ore grade mined versus the grade expected over the LOM.
Stripping costs incurred during the production stage of an open pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or open pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or open pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.
Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

BARRICK YEAR-END 2024	107	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Construction-in-Progress
Assets under construction are capitalized as construction-in-progress until the asset is available for its intended use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete, commissioned and available for use.

Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

m) Impairment (and Reversals of Impairment) of Non-Current Assets
We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment (or reversals of impairment) assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

n) Intangible Assets
On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

o) Goodwill
Goodwill is tested for impairment in Q4 and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”). Goodwill impairment charges are not reversible.
For a CGU to which goodwill has been allocated, the most recent recoverable amount determined for the CGU may be used in the annual impairment assessment of that CGU in the current year provided all the following criteria are met:
•the assets and liabilities making up the CGU have not changed significantly (change in book value or change in nature of assets/ liabilities in CGU) since the most recent recoverable amount calculation;
•The most recent recoverable amount calculation, completed in prior year, resulted in an amount that exceeded the carrying amount of the CGU by a substantial margin; and
•Based on an analysis of events that have occurred and circumstances that have changed since the most recent recoverable amount calculation, the likelihood that a current recoverable amount determination will be less than the carrying amount of the CGU is remote.

BARRICK YEAR-END 2024	108	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

p) Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

q) Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.
The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added to or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality or volumes that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

r) Stock-Based Compensation
We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.
Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Restricted Share Units
Under our Long-Term Incentive Plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within

BARRICK YEAR-END 2024	109	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
three years in cash and the after-tax value of the award may be used to purchase common shares on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.
A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Granted Share Units
Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from three to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. PGSUs vest within three years in cash, and the after-tax value of the award is used to purchase common shares on the open market. Generally, these shares cannot be sold until the employee meets their share ownership requirement (in which case only those Barrick shares in excess of the requirement can be sold), or until they retire or leave the Company.
The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

s) New Accounting Standards Issued
Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Non-current Liabilities with Covenants, and determined they do not have a material impact on Barrick in the current reporting period. In addition, the following standards have been issued by the International Accounting Standards Board (“IASB”) and we are currently assessing the impact on our consolidated financial statements.
•Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
•IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.
No standards have been early adopted in the current period.

BARRICK YEAR-END 2024	110	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
3 ■ Critical Judgments, Estimates, Assumptions and Risks

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; the current/non-current classification of inventory and certain receivables; the recognition of deferred revenue related to streaming arrangements and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are generally used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our future production levels, including mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. To calculate our gold and copper mineral reserves, as well as measured, indicated, and inferred mineral resources, we have used the following assumptions. Refer to notes 19 and 21.

	As at December 31, 2024	As at December 31, 2023
Gold ($/oz)
Mineral reserves	$1,400	$1,300
Measured, indicated and inferred	1,900	1,700
Copper ($/lb)
Mineral reserves	3.00	3.00
Measured, indicated and inferred	4.00	4.00

Inventory
The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles and recoverable from leach pads, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment is also exercised in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of mine operating supplies.
Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic, legal and permitting environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, fair value of mineral resources outside LOM plans, the market values per ounce and per pound and weighted average costs of capital (“WACC”). Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2m, 2o and 21 for further information.

Provisions for Environmental Rehabilitation
Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2q and 27 for further information.

Taxes
Management is required to assess uncertainties and make judgments and estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax

BARRICK YEAR-END 2024	111	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact application of this tax legislation. Such changes could impact the Company’s judgments about the amounts recorded for uncertain tax positions, tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2h, 12, 30 and 35 for further information.

Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama Value Added Tax
The Pascua-Lama project had historically received VAT refunds in Chile under the export incentive VAT regime relating to the development of the Chilean side of the project ($472 million as at December 31, 2023). Under the export incentive VAT regime, this amount would have needed to be repaid if the project did not evidence exports for an amount of $3,538 million within a term that was due to expire on December 31, 2026, unless extended. On September 11, 2024, the Minister of Economy, Development and Tourism issued an order to terminate the export incentive VAT regime with respect to the Chilean side of the project with immediate effect. This required us to repay the VAT refunds received under the export incentive VAT regime and subsequently recover them through the normal VAT regime, both of which occurred in Q4 2024. This resolves the matter and there is no further exposure for the Company.
In addition, we have recorded $8 million in VAT recoverable in Argentina as at December 31, 2024 ($9 million as at December 31, 2023) relating to the development of the Argentinean side of the project. This balance may not be fully recoverable if the project does not enter into production and is subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions
The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.
The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2e. For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”), refer to note 29.

Consolidation of Reko Diq
The Reko Diq project is 50% held by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Pursuant to the joint venture agreement, Barrick has power over the relevant activities of the project, including operatorship of the project, the decision to proceed with development of the project, subject to a sufficient expected rate of return, as well as development and approval of LOM plans. Therefore Barrick has concluded that it controls Reko Diq and it is consolidated in Barrick’s consolidated financial statements with a 50% non-controlling interest.

BARRICK YEAR-END 2024	112	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment Information	5
Revenue	6
Cost of Sales	7
Exploration, Evaluation and Project Expenses	8
Other Expense (Income)	9
Impairment Charges (Reversals)	10
General and Administrative Expenses	11
Income Tax Expense	12
Earnings Per Share	13
Finance Costs, Net	14
Cash Flow - Other Items	15
Investments	16
Inventories	17
Accounts Receivable and Other Current Assets	18
Property, Plant and Equipment	19
Goodwill and other Intangible Assets	20
Impairment and Reversal of Non-Current Assets	21
Other Assets	22
Accounts Payable	23
Other Current Liabilities	24
Financial Instruments	25
Fair Value Measurements	26
Provisions	27
Financial Risk Management	28
Other Non-Current Liabilities	29
Deferred Income Taxes	30
Capital Stock	31
Non-Controlling Interests	32
Related Party Transactions	33
Stock-Based Compensation	34
Contingencies	35
4 ■ Acquisitions and Divestitures

a) Porgera
On April 25, 2020, the Porgera mine was put on care and maintenance after the PNG government indicated that the SML would not be extended. On April 9, 2021, the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine under a binding Framework Agreement. The Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (“PPCA”), which reached formal completion on December 22, 2023. Under the terms of the PPCA, ownership of Porgera is held in a joint venture owned 51% by PNG stakeholders and 49% by a company, Porgera (Jersey) Limited, that is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% equity accounted for interest in the Porgera mine. BNL is the operator of the mine. Porgera was previously accounted for as a joint operation, but under the new shareholder agreements, we have concluded that Barrick will account for its interest in Porgera as a joint venture.
As the conditions for the reopening of the mine were completed on December 22, 2023, in Q4 2023, we recorded the following: (a) derecognition of Barrick’s 47.5% share of the assets and liabilities of the joint operation that were transferred to the new Porgera joint venture; (b) an equity method investment for Barrick’s interest in the new Porgera joint venture, measured at fair value based on Barrick’s share of the cash flows expected to be generated from the mine; and (c) a gain of $352 million in other income as the net result of the derecognition of the joint operation and recognition of the new Porgera joint venture. In Q4 2024, we recorded an additional gain of $7 million in other income.

BARRICK YEAR-END 2024	113	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$3,041	$1,522	$307	$12	$11	$1,189
Cortez[2]	1,725	752	253	9	6	705
Turquoise Ridge[2]	1,177	603	179	6	1	388
Pueblo Viejo[2]	1,429	629	295	4	8	493
Loulo-Gounkoto[2]	1,346	475	223	—	123	525
Kibali	743	281	134	—	12	316
Lumwana	855	460	244	—	16	135
North Mara[2]	770	312	83	—	57	318
Bulyanhulu[2]	495	234	63	—	5	193
Other Mines[2]	2,076	1,036	229	10	74	727
Reportable segment total	$13,657	$6,304	$2,010	$41	$313	$4,989
Share of equity investee	(743)	(281)	(134)	—	(12)	(316)
Segment total	$12,914	$6,023	$1,876	$41	$301	$4,673

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,760	$1,475	$314	$23	$10	$938
Cortez[2]	1,737	810	364	14	7	542
Turquoise Ridge[2]	1,008	533	189	5	1	280
Pueblo Viejo[2]	1,118	536	255	4	7	316
Loulo-Gounkoto[2]	1,335	570	247	—	34	484
Kibali	670	272	147	—	8	243
Lumwana	795	466	257	37	(2)	37
North Mara[2]	591	288	77	—	61	165
Bulyanhulu[2]	442	220	62	—	13	147
Other Mines[2]	1,591	975	246	6	78	286
Reportable segment total	$12,047	$6,145	$2,158	$89	$217	$3,438
Share of equity investee	(670)	(272)	(147)	—	(8)	(243)
Segment total	$11,377	$5,873	$2,011	$89	$209	$3,195
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2024, accretion expense was $53 million (2023: $49 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2024, for Pueblo Viejo, $578 million, $370 million, $208 million (2023: $448 million, $315 million, $130 million), Nevada Gold Mines, $2,539 million, $1,530 million, $989 million (2023: $2,329 million, $1,580 million, $724 million), North Mara and Bulyanhulu, $203 million, $111 million, $81 million (2023: $165 million, $103 million, $50 million), Loulo-Gounkoto, $269 million, $140 million, $107 million (2023: $267 million, $163 million, $99 million) and Tongon, $41 million, $32 million, $1 million (2023: $41 million, $31 million, $10 million).

BARRICK YEAR-END 2024	114	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

For the years ended December 31	2024	2023
Segment income	$4,673	$3,195
Other revenue	8	20
Other cost of sales/amortization	(62)	(48)
Exploration, evaluation and project expenses not attributable to segments	(351)	(272)
General and administrative expenses	(115)	(126)
Other income not attributable to segments	21	354
Impairment reversals (charges)	457	(312)
Loss on currency translation	(39)	(93)
Closed mine rehabilitation	(59)	(16)
Income from equity investees	241	232
Finance costs, net (includes non-segment accretion)	(179)	(121)
Gain on non-hedge derivatives	13	1
Income before income taxes	$4,608	$2,814

Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2024	As at December 31, 2023	2024	2023
United States	$17,305	$16,782	$6,616	$6,051
Dominican Republic	5,163	5,156	1,429	1,118
Mali	3,441	3,743	1,346	1,335
Zambia	2,804	1,949	855	795
Tanzania	2,209	2,003	1,265	1,033
Democratic Republic of Congo	2,020	2,118	—	—
Chile	1,920	1,930	9	8
Argentina	1,667	1,209	683	368
Pakistan	934	754	—	—
Papua New Guinea	781	704	—	9
Canada	522	503	320	277
Saudi Arabia	403	391	—	—
Côte d'Ivoire	188	224	399	398
Peru	64	71	—	5
Unallocated	573	836	—	—
Total	$39,994	$38,373	$12,922	$11,397
1Geographic location is presented based on the location of the mine from which the product originated.

BARRICK YEAR-END 2024	115	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2024	As at December 31, 2023
Carlin	$818	$615
Cortez	397	427
Turquoise Ridge	103	102
Pueblo Viejo	269	441
Loulo-Gounkoto	383	375
Kibali	127	83
Lumwana	457	320
North Mara	178	206
Bulyanhulu	150	107
Other Mines	261	231
Reportable segment total	$3,143	$2,907
Other items not allocated to segments	274	298
Total	$3,417	$3,205
Share of equity investee	(127)	(83)
Total	$3,290	$3,122
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2024, cash expenditures were $3,174 million (2023: $3,086 million) and the increase in accrued expenditures was $116 million (2023: $36 million increase).

6 ■ Revenue

For the years ended December 31	2024	2023
Gold sales
Spot market sales	$11,268	$9,973
Concentrate sales	536	367
Provisional pricing adjustments	16	10
	$11,820	$10,350
Copper sales
Copper concentrate sales	$871	$786
Provisional pricing adjustments	(16)	9
	$855	$795
Other sales[1]	$247	$252
Total	$12,922	$11,397
1Revenues from the sale of by-products from our gold and copper mines.

For the year ended December 31, 2024, the Company has two customers that individually account for more than 10% of the Company’s total revenue. These customers represent approximately 23% and 22% of total revenue. However, because gold can be sold through numerous gold market traders worldwide (including a large number of financial institutions), the Company is not economically dependent on a limited number of customers for the sale of its product.

Principal Products
All of our gold mining operations produce gold in doré form, except Phoenix and Bulyanhulu, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a semi-processed product containing the valuable metal minerals from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. Our Phoenix mine produces a concentrate that contains both gold and copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales
We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2024 to the impact of future movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2024	2023	2024	2023
Copper pounds[1]	63	61	$25	$23
Gold ounces	48	50	13	10
1Amounts in thousands of tonnes: 2024: 28; 2023: 28.

At December 31, 2024, our provisionally priced copper sales subject to final settlement were recorded at an average price of $4.04/lb (2023: $3.81/lb). At December 31, 2024, our provisionally priced gold sales subject to final settlement were recorded at an average price of $2,636/oz (2023: $2,079/oz). The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

BARRICK YEAR-END 2024	116	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023
Site operating cost[1,2,3]	$5,146	$5,015	$389	$401	$—	$—	$5,535	$5,416
Depreciation[1]	1,641	1,756	245	259	29	28	1,915	2,043
Royalty expense	405	371	67	62	—	—	472	433
Community relations	34	36	5	4	—	—	39	40
Total	$7,226	$7,178	$706	$726	$29	$28	$7,961	$7,932
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value of $48 million (2023: $68 million). Refer to note 17.
2Site operating costs includes the costs of extracting by-products.
3Includes employee costs of $1,664 million (2023: $1,579 million).
4Other includes corporate amortization.

8 ■ Exploration, Evaluation and Project Expenses

For the years ended December 31	2024	2023
Global exploration and evaluation[1]	$153	$143
Project costs:
Reko Diq	126	60
Lumwana	—	37
Other	76	81
Minesite exploration and evaluation[1]	37	40
Total exploration, evaluation and project expenses	$392	$361
1Approximates the impact on operating cash flow.

9 ■ Other Expense (Income)

For the years ended December 31	2024	2023
Other Expense:
Litigation costs	$25	$21
Loss on warrant investments at FVPL	4	4
Bank charges	4	3
Porgera care and maintenance costs	—	65
Tanzania community relations projects[1]	40	30
Tax interest and penalties	62	—
Tongon customs and royalty settlement	60	—
Payment to Mali Government to advance negotiations[3]	84	—
Litigation accruals and settlements	—	15
Other	57	53
Total other expense	$336	$191
Other Income:
Gain on acquisition/sale of non-current assets[2]	($24)	($364)
Twiga partnership economic benefits sharing adjustment	(22)	—
Insurance proceeds related to Pueblo Viejo	(46)	—
Gain on non-hedge derivatives	(13)	(1)
Interest income on other assets	(17)	(21)
Total other income	($122)	($386)
Total	$214	($195)
12024 amounts relate to commitment for road construction and 2023 amounts relate to education infrastructure program, both under the Twiga partnership.
22023 includes a gain of $352 million upon completion of the Porgera Project Commencement Agreement which resulted in the derecognition of the joint operation and recognition of the joint venture for the Porgera mine (refer to note 4 for further details).
3Refer to note 35 for further details.

10 ■ Impairment Charges (Reversals)

For the years ended December 31	2024	2023
Impairment charges (reversals) of non-current assets[1]	($941)	$312
Impairment of goodwill[1]	484	—
Total	($457)	$312
1Refer to note 21 for further details.

11 ■ General and Administrative Expenses

For the years ended December 31	2024	2023
Corporate administration	$95	$101
Share-based compensation	20	25
Total[1]	$115	$126
1Includes employee costs of $73 million (2023: $82 million).

BARRICK YEAR-END 2024	117	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
12 ■ Income Tax Expense

For the years ended December 31	2024	2023
Tax on profit
Current tax
Charge for the year	$1,063	$694
Adjustment in respect of prior years[1]	9	(14)
	$1,072	$680
Deferred tax
Origination and reversal of temporary differences in the current year	$478	$144
Adjustment in respect of prior years[1]	(30)	37
	$448	$181
Income tax expense	$1,520	$861
Tax expense related to continuing operations
Current
Canada	$8	($3)
International	1,064	683
	$1,072	$680
Deferred
Canada	$4	$—
International	444	181
	$448	$181
Income tax expense	$1,520	$861
1Includes adjustments to equalize the difference between prior year's tax return and the year-end provision.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2024	2023
At 26.5% statutory rate	$1,221	$746
Increase (decrease) due to:
Allowances and special tax deductions[1]	(211)	(184)
Impact of foreign tax rates[2]	18	(79)
Non-deductible expenses / (non-taxable income)	111	72
Goodwill impairment charges not tax deductible	145	—
Taxable gains on sales of non-current assets	2	6
Net currency translation losses on current and deferred tax balances	52	289
Tax impact from pass-through entities and equity accounted investments	(263)	(183)
Current year tax results sheltered by previously unrecognized deferred tax assets	(5)	(22)
Recognition and derecognition of deferred tax assets	(26)	(142)
Settlements and adjustments in respect of prior years	116	23
Increase to income tax related contingent liabilities	1	54
Impact of tax rate changes	—	(2)
Withholding taxes	70	61
Mining taxes	290	224
Tax impact of amounts recognized within accumulated OCI	—	(2)
Other items	(1)	—
Income tax expense	$1,520	$861
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.
Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant relate to Argentine and Malian tax balances.
In 2024, a net tax expense of $52 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. In 2023, a tax expense of $289 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and strengthening of the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2024, we have recorded $3 million (2023: $5 million related to Saudi Arabia) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Saudi Arabia. We have also recorded $45 million (2023: $26 million related to Saudi Arabia, Tanzania and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Saudi Arabia, Peru and the United States.

United States Tax Reform
In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multinational group.
In Q3 2024, the US Treasury and IRS released proposed regulations detailing the application of CAMT followed by some technical corrections released on December 23, 2024. Some rules would apply to tax years ending after September 13, 2024, while the rest would generally apply to tax years ending after the final regulations are published. Comments on the technical corrections were due on January 16, 2025 and we are still awaiting the final regulations to be released.
For 2024, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Nevada Gold Mines (“NGM”)
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK YEAR-END 2024	118	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Organisation for Economic Co-operation and Development (“OECD”) Pillar Two model rules
In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.
Pillar Two legislation in Canada has been enacted in Q2 2024 and came into effect for fiscal years commencing on or after December 31, 2023. Other jurisdictions where the group operates have either enacted legislation or are in the process of doing so.
In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. We have completed a review of Pillar Two for the current year using the OECD’s Pillar Two Transitional Safe Harbour rules as implemented in the Global Minimum Tax Act in Canada. Based on our review, we have not identified any material amount that should be accrued in 2024 for Pillar Two purposes. As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

Mining Taxes
In addition to corporate income tax, we pay mining taxes in the United States (Nevada), the Dominican Republic, and Canada (Ontario). NGM is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2024 was $145 million (2023: $105 million). The other significant mining tax is the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $134 million (2023: $nil) was recorded for this in 2024. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

Impairments
In 2024, we recorded net impairment reversals of $941 million (2023: net impairment charges of $312 million) for non-current assets. Refer to note 21 for further information.
A deferred tax expense of $321 million (2023: deferred tax recovery of $55 million primarily related to the impairment at Long Canyon) was recorded primarily related to the impairment reversal at our Lumwana and Veladero mines.
13 ■ Earnings Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2024		2023
	Basic	Diluted	Basic	Diluted
Net income	$3,088	$3,088	$1,953	$1,953
Net income attributable to non-controlling interests	(944)	(944)	(681)	(681)
Net income attributable to the equity holders of Barrick Gold Corporation	$2,144	$2,144	$1,272	$1,272
Weighted average shares outstanding	1,751	1,751	1,755	1,755
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$1.22	$1.22	$0.72	$0.72
14 ■ Finance Costs, Net

For the years ended December 31	2024	2023
Interest expense[1]	$452	$387
Amortization of debt issue costs	1	1
Amortization of premium	(1)	—
Interest on lease liabilities	4	5
Loss on interest rate hedges	1	1
Interest capitalized[2]	(33)	(42)
Accretion	89	87
Finance income	(281)	(269)
Total	$232	$170
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2024, cash interest paid was $380 million (2023: $300 million).
2For the year ended December 31, 2024, the general capitalization rate was 6.40% (2023: 6.60%).

BARRICK YEAR-END 2024	119	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2024	2023
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	($13)	($1)
Stock-based compensation expense	65	66
Loss on warrant investments at FVPL	4	4
Tanzania community relations projects[1]	37	22
Twiga partnership economic benefits sharing adjustment	(22)	—
Insurance proceeds related to Pueblo Viejo	(46)	—
Change in estimate of rehabilitation costs at closed mines	15	(14)
Inventory impairment charges (note 17)	34	40
Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(35)	(30)
Change in other assets and liabilities	(56)	24
Settlement of stock-based compensation	(66)	(57)
Settlement of rehabilitation obligations	(197)	(167)
Other operating activities	($280)	($113)
Cash flow arising from changes in:
Accounts receivable	($4)	($155)
Inventory	(172)	(97)
Value added taxes receivable[2,3]	(298)	(235)
Other current assets[3]	59	89
Accounts payable	48	(37)
Other current liabilities	(15)	31
Change in working capital	($382)	($404)
12024 amounts relate to commitment for road construction and 2023 amounts relate to education infrastructure program, both under the Twiga partnership.
2Excludes $107 million (2023: $137 million) of VAT receivables that were settled against offsetting of income taxes payable and $41 million (2023: $176 million) of VAT receivables that were settled against offsetting of other duties and liabilities.
32023 figures have been changed to present VAT receivables separately from other current assets.

16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total
At January 1, 2023	$2,659	$382	$890	$—	$52	$3,983
Investment in equity accounting method investment[1]	—	—	—	703	—	703
Equity pick-up (loss) from equity investees	145	102	(16)	—	1	232
Dividends received from equity investees	(180)	(93)	—	—	—	(273)
Non-cash dividends received from equity investees[2]	(505)	—	—	—	—	(505)
Shareholder loan repayment	—	—	—	—	(7)	(7)
At December 31, 2023	$2,119	$391	$874	$703	$46	$4,133
Investment in equity accounting method investment[1]	—	—	—	7	—	7
Equity pick-up (loss) from equity investees	108	119	1	22	(2)	248
Funds invested	—	—	—	55	4	59
Dividends received from equity investees	(88)	(109)	—	—	(1)	(198)
Non-cash dividends received from equity investees[2]	(124)	—	—	—	—	(124)
Equity earnings adjustment	—	—	—	(7)	—	(7)
Shareholder loan repayment	—	—	—	—	(6)	(6)
At December 31, 2024	$2,015	$401	$875	$780	$41	$4,112
1 Refer to note 4.
2 Includes a non-cash dividend distributed as JV receivable. Refer to note 18 and note 22.

BARRICK YEAR-END 2024	120	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summarized Equity Investee Financial Information
	Kibali		Jabal Sayid		Zaldívar		Porgera[2]
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	$1,650	$1,488	$544	$492	$714	$720	$445	$—
Cost of sales (excluding depreciation)	639	593	188	167	517	545	191	—
Depreciation	294	322	48	48	178	162	58	—
Finance expense (income)	77	14	1	1	7	11	(21)	—
Other expense (income)	49	90	—	1	2	6	7	—
Income before income taxes	$591	$469	$307	$275	$10	($4)	$210	$—
Income tax expense	(346)	(154)	(69)	(71)	(8)	(29)	(82)	—
Net income	$245	$315	$238	$204	$2	($33)	$128	$—
Other comprehensive loss	—	—	—	—	(4)	—	—	—
Total comprehensive income (loss)	$245	$315	$238	$204	($2)	($33)	$128	$—
Net income (net of non-controlling interests)	$216	$290	$238	$204	$2	($33)	$128	$—

Summarized Balance Sheet
	Kibali		Jabal Sayid		Zaldívar		Porgera[2]
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023
Cash and equivalents	$89	$123	$105	$97	$97	$38	$91	$1
Other current assets[1]	309	225	163	143	659	571	258	182
Total current assets	$398	$348	$268	$240	$756	$609	$349	$183
Non-current assets	3,851	3,896	395	402	1,762	2,014	3,106	2,837
Total assets	$4,249	$4,244	$663	$642	$2,518	$2,623	$3,455	$3,020
Current financial liabilities (excluding trade, other payables & provisions)	$968	$307	$1	$2	$78	$86	$20	$14
Other current liabilities	351	149	96	90	103	121	123	29
Total current liabilities	$1,319	$456	$97	$92	$181	$207	$143	$43
Non-current financial liabilities (excluding trade, other payables & provisions)	62	771	1	4	7	50	1	7
Other non-current liabilities	875	820	8	9	565	599	806	733
Total non-current liabilities	$937	$1,591	$9	$13	$572	$649	$807	$740
Total liabilities	$2,256	$2,047	$106	$105	$753	$856	$950	$783
Net assets	$1,993	$2,197	$557	$537	$1,765	$1,767	$2,505	$2,237
Net assets (net of non-controlling interests)	$1,806	$2,015	$557	$537	$1,765	$1,767	$2,505	$2,237
1Zaldívar other current assets include inventory of $545 million (2023: $448 million).
2Refer to note 4.
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar	Porgera[1]
Opening net assets (net of non-controlling interests)	$2,015	$537	$1,767	$2,237
Investment in equity accounting method investment	—	—	—	30
Income for the period (net of non-controlling interests)	216	238	2	128
Dividends received from equity investees	(176)	(218)		—
Non-cash dividends received from equity investees	(249)	—	—	—
Funds invested	—	—	—	110
Other comprehensive loss	—	—	(4)	—
Closing net assets (net of non-controlling interests), December 31	$1,806	$557	$1,765	$2,505
Barrick's share of net assets	904	278	883	787
Equity earnings adjustment	—	—	(10)	(7)
Goodwill recognition	1,111	123	—	—
Carrying value	$2,015	$401	$875	$780
1Refer to note 4.

BARRICK YEAR-END 2024	121	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
17 ■ Inventories

	Gold		Copper
	As at December 31, 2024	As at December 31, 2023	As at December 31, 2024	As at December 31, 2023
Raw materials
Ore in stockpiles	$2,847	$2,780	$205	$176
Ore on leach pads	470	575	—	—
Mine operating supplies	707	668	52	43
Work in process	136	148	—	—
Finished products	258	119	50	11
	$4,418	$4,290	$307	$230
Non-current ore in stockpiles and on leach pads[2]	(2,616)	(2,616)	(167)	(122)
	$1,802	$1,674	$140	$108
1On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex, which was executed on January 11, 2025 when the gold was removed from the site to a custodial bank. This gold doré has a carrying value of $92 million and is included in finished products. Refer to note 35 for further details.
2Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2024	2023
Cortez	$28	$53
Carlin	17	11
Long Canyon	2	1
Phoenix	1	1
Tongon	—	2
Inventory impairment charges	$48	$68

Ore in Stockpiles	As at December 31, 2024	As at December 31, 2023
Gold
Carlin	$1,045	$1,073
Pueblo Viejo	811	785
Turquoise Ridge	297	330
Cortez	206	123
North Mara	182	137
Loulo-Gounkoto	126	153
Phoenix	114	87
Veladero	48	50
Tongon	17	41
Bulyanhulu	1	1
Copper
Lumwana	205	176
	$3,052	$2,956

Ore on Leach pads	As at December 31, 2024	As at December 31, 2023
Gold
Veladero	$190	$193
Carlin	148	191
Cortez	95	130
Turquoise Ridge	34	35
Long Canyon	3	17
Phoenix	—	9
	$470	$575
Purchase Commitments
At December 31, 2024, we had purchase obligations for supplies and consumables of approximately $1,621 million (2023: $1,827 million).

BARRICK YEAR-END 2024	122	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2024	As at December 31, 2023
Accounts receivable
Amounts due from concentrate sales	$204	$246
Other receivables	559	447
	$763	$693
Other current assets
Value added taxes recoverable[1]	340	337
Prepaid expenses	150	203
Kibali JV Receivable[2]	260	148
Other[3]	103	127
	$853	$815
1Primarily includes VAT and fuel tax recoverables of $63 million in Zambia, $100 million in Mali, $52 million in Côte d’Ivoire, $41 million in Tanzania, $33 million in Argentina, and $12 million in the Dominican Republic (Dec. 31, 2023: $106 million, $84 million, $21 million, $51 million, $18 million, and $11 million, respectively).
2Refer to note 16 for further details.
32024 and 2023 balance includes $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2024	123	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
19 ■ Property, Plant, and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,3]	Mining property costs not subject to depreciation[2,4]	Total
At January 1, 2024
Net of accumulated depreciation	$6,915	$14,343	$5,158	$26,416
Additions[5]	21	135	3,092	3,248
Capitalized interest	—	—	33	33
Disposals	(8)	—	(1)	(9)
Depreciation	(1,052)	(1,018)	—	(2,070)
Impairment reversals (charges)	347	602	(8)	941
Transfers[6]	2,766	1,023	(3,789)	—
At December 31, 2024	$8,989	$15,085	$4,485	$28,559

At December 31, 2024
Cost	$21,773	$35,740	$16,448	$73,961
Accumulated depreciation and impairments	(12,784)	(20,655)	(11,963)	(45,402)
Net carrying amount – December 31, 2024	$8,989	$15,085	$4,485	$28,559

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,3]	Mining property costs not subject to depreciation[2,4]	Total
At January 1, 2023
Cost	$18,469	$33,046	$17,027	$68,542
Accumulated depreciation and impairments	(11,720)	(19,046)	(11,955)	(42,721)
Net carrying amount – January 1, 2023	$6,749	$14,000	$5,072	$25,821
Additions[5]	81	550	2,606	3,237
Capitalized interest	—	—	42	42
Disposals[7]	(180)	(108)	(39)	(327)
Depreciation	(902)	(1,143)	—	(2,045)
Impairment charges	(44)	(268)	—	(312)
Transfers[6]	1,211	1,312	(2,523)	—
At December 31, 2023	$6,915	$14,343	$5,158	$26,416

At December 31, 2023
Cost	$19,121	$34,622	$17,113	$70,856
Accumulated depreciation and impairments	(12,206)	(20,279)	(11,955)	(44,440)
Net carrying amount – December 31, 2023	$6,915	$14,343	$5,158	$26,416
1Additions include $20 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2024 (2023: $9 million). Depreciation includes depreciation for leased right-of-use assets of $17 million for the year ended December 31, 2024 (2023: $17 million). The net carrying amount of leased right-of-use assets was $53 million as at December 31, 2024 (2023: $53 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
4Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
5Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6Primarily relates to non-current assets that are transferred between categories within PP&E once they are placed into service.
7Includes the transfer of Porgera to equity accounting method investment. Refer to note 4 for further information.

BARRICK YEAR-END 2024	124	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a)   Mining Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2024	Carrying amount at Dec. 31, 2023
Construction-in-progress[1]	$1,856	$2,694
Acquired mineral resources and exploration potential	53	62
Projects
Pascua-Lama	725	726
Norte Abierto	686	678
Reko Diq	914	746
Donlin Gold	251	252
	$4,485	$5,158
1Represents assets under construction at our operating minesites.

b)   Changes in Gold and Copper Mineral Life of Mine Plan
As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2024 was a $21 million decrease (2023: $31 million decrease).

c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $605 million at December 31, 2024 (2023: $258 million) for construction activities at our sites and projects.

d)   Other Lease Disclosure
The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for a lease maturity analysis. Included in net income for 2024 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $9 million (2023: $12 million) and $203 million (2023: $161 million), respectively.

20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Exploration potential[3]	Total
Opening balance January 1, 2023	$61	$6	$82	$149
Amortization and impairment losses	—	—	—	—
Closing balance December 31, 2023	$61	$6	$82	$149
Amortization and impairment losses	—	(1)	—	(1)
Closing balance December 31, 2024	$61	$5	$82	$148
Cost	$61	$17	$252	$330
Accumulated amortization and impairment losses	—	(12)	(170)	(182)
Net carrying amount December 31, 2024	$61	$5	$82	$148
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

BARRICK YEAR-END 2024	125	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Goodwill

	Closing balance December 31, 2023	Impairments	Closing balance December 31, 2024
Carlin	$1,294	$—	$1,294
Cortez	899	—	899
Turquoise Ridge	722	—	722
Phoenix	119	—	119
Hemlo	63	—	63
Loulo-Gounkoto	484	(484)	—
Total	$3,581	($484)	$3,097
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211
Accumulated impairment losses December 31, 2024	(9,114)
Net carrying amount December 31, 2024	$3,097

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2024, we recorded a net impairment reversal of $941 million (2023: net impairment charges of $312 million) for non-current assets and $484 million (2023: $nil) of impairment to goodwill, as summarized in the following table:

For the years ended December 31	2024	2023
Lumwana	($655)	$—
Veladero	(437)	—
Carlin	82	4
Long Canyon	49	280
Pueblo Viejo	10	—
Cortez	9	—
Bulyanhulu	—	17
North Mara	—	5
Other	1	6
Total impairment charges (reversals) of non-current assets	($941)	$312
Loulo-Gounkoto goodwill	484	—
Total goodwill impairment charges	$484	$—
Total impairment charges (reversals)	($457)	$312

2024 Indicators of Impairment and Reversals
In Q4 2024, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified a goodwill impairment at Loulo-Gounkoto. For certain CGUs the prior year calculation of the recoverable amount was used for the annual goodwill impairment test, since all criteria described in note 2o were satisfied. Also, in Q4 2024, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted indicators of impairment reversal at our Lumwana and Veladero mines and of impairment at our Carlin and Long Canyon mines. The key assumptions used in these impairment assessments are listed below.

Loulo-Gounkoto
The Company and the Government of Mali have been engaged in an ongoing dispute over the existing mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) (together, the “Conventions”). On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations (refer to note 35 for more information). We determined that the carrying value of $3,564 million exceeded the FVLCD. We recorded a goodwill impairment of $484 million based on a FVLCD of $3,080 million.

Lumwana
In Q4 2024, we updated the LOM plan for Lumwana and we observed an increase in the mine’s discounted cash flows reflecting the increased confidence of the Super Pit Expansion following the completion of the feasibility study and higher copper price assumptions. We determined that this was an indicator of impairment reversal and concluded that the mine’s FVLCD exceeded its carrying value. We recorded a partial non-current asset impairment reversal of $655 million.

Veladero
In the Q4 2024, we updated the LOM plan for Veladero and we observed an increase in the mine’s discounted cash flows reflecting higher gold prices and a decrease in the WACC primarily due to lower country risk. We determined that this was an indicator of impairment reversal and concluded that the mine’s FVLCD exceeded its carrying value and we recorded a non-current asset impairment reversal of $437 million, which represents a full reversal of the non-current asset impairments recorded in 2018 and 2022.

Carlin
In Q4 2024, we updated the LOM plan for Carlin and identified that due to a change in the mine plan, an area of the Goldstrike open pit was no longer economic to be mined. As a result, we identified a non-current asset impairment of $82 million related to a capitalized stripping asset that no longer had a future benefit.

Long Canyon
In Q4 2024, we decided to place the mine in closure and remove the associated mineral resources from our December 31, 2024 Mineral Reserves and Resources

BARRICK YEAR-END 2024	126	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
statement. As a result, we identified a non-current asset impairment of $49 million on assets that no longer had a future benefit.

2023 Indicators of Impairment and Reversals
In Q4 2023, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified no impairments. Also in Q4 2023, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at our Long Canyon mine.

Long Canyon
Following the completion of certain studies in Q4 2023, we decided not to pursue the permitting associated with Phase 2 mining, removed those ounces from our LOM plan and placed the mine in care and maintenance. This represented an impairment trigger in Q4 2023 and we performed an impairment analysis. We concluded that the carrying amount of $301 million exceeded the FVLCD of $65 million and recorded a non-current asset impairment of $280 million. The key assumptions used in this assessment were consistent with our testing of goodwill impairment in Q4 2023, as listed below.

Porgera
On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. No impairment was identified. Refer to note 4 for more information.

Key Assumptions
Recoverable amount has been determined based on the estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to future metal prices, WACC, NAV multiples for gold assets, operating costs, capital expenditures, closure costs, future production levels, continued license to operate, and the expected start of production for our projects. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce or per pound of reserves and/or resources, as well as the fair value of mineral resources outside of LOM plans.

Gold
For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to resources not considered in these models. Based on observable market or publicly available data, including equity sell-side analyst forecasts, we make an assumption of future gold, copper and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.
In the absence of a LOM plan for Long Canyon, in 2023 we used the market approach which means the FVLCD was determined by considering observable market values for comparable assets expressed as dollar per ounce of mineral resources (level 3 of the fair value hierarchy).

Copper
For the copper segment where a recoverable amount was required to be determined, FVLCD was determined by calculating the NPV of the future cash flows expected to be generated by the mine and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the LOM plans. Based on observable market or publicly available data, including equity sell-side analyst forecasts, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine are discounted using a real WACC, which reflects specific market risk factors for each mine.

Assumptions
The short-term and long-term gold and copper price assumptions used in our fourth quarter 2024 and 2023 impairment testing are as follows:

	2024	2023
Gold price per oz (short-term)	$2,400	$1,900
Gold price per oz (long-term)	1,850	1,600
Copper price per lb (short-term)	4.25	3.75
Copper price per lb (long-term)	4.00	3.50
Neither the increase in the long-term gold price nor long-term copper price assumption from 2023 were considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the following table:

	2024	2023
WACC - gold (range)	5%-9%	5%-9%
WACC - gold (avg)	6%	6%
WACC - copper	12%	n/a
Value per ounce of gold	n/a	$40
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	21	23

Sensitivities
Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our LOM plans, including the determination of reserves and resources, and the appropriate cost structure for the CGU. The recoverable amount of the CGU would be affected by these changes and also be impacted by other market factors such as changes in NAV multiples and the value per ounce or pound of comparable market entities.

BARRICK YEAR-END 2024	127	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
We performed a sensitivity analysis on each gold CGU that was tested as part of the goodwill impairment test, as well as those gold CGUs which we believe are most sensitive to changes in the key assumptions. We flexed the gold prices, WACC and NAV multiple, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. Finally, we assumed a +/- 0.1 change in the NAV multiple, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold prices, WACC and NAV multiple.
At Loulo-Gounkoto, if the gold price per ounce was increased by $100, the WACC was decreased by 1%, or the NAV multiple was increased by 0.1, no goodwill impairment would have been recorded. If the WACC was increased by 1% or the NAV multiple was decreased by 0.1, there would be no change to the goodwill impairment recorded. If the gold price per ounce was decreased by $100, a non-current asset impairment of $529 million would have been recognized in addition to the goodwill impairment.
We also performed a sensitivity analysis on the Lumwana CGU. We flexed the copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $0.25 per pound change in our copper price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in copper prices and WACC.
Instead of the non-current asset impairment reversal of $655 million recognized at Lumwana, if the following changes were made, the theoretical impairment reversal would be as follows:

1% increase in WACC	$301
1% decrease in WACC	1,067
$0.25/lb increase in copper prices	1,507
$0.25/lb decrease in copper prices	—

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2024	Carrying Value
Loulo-Gounkoto	$3,080
Kibali[1]	2,477
Lumwana	2,401
Veladero	804
Hemlo	368
1Kibali’s carrying value is comprised of the equity investment and JV receivable.

22 ■ Other Assets

	As at December 31, 2024	As at December 31, 2023
Value added taxes receivable[1]	$222	$134
Other investments[2]	42	131
Notes receivable[3]	217	187
Norte Abierto JV partner receivable	51	61
Restricted cash[4]	65	101
Kibali JV Receivable[5]	202	358
Prepayments[6]	234	212
PV resettlement receivable	86	32
Other	176	140
	$1,295	$1,356
1Includes VAT and fuel tax receivables of $100 million in Mali, $6 million in Argentina, $69 million in Tanzania and $47 million in Chile (Dec. 31, 2023: $nil, $7 million, $69 million and $58 million, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NovaGold.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation, which are expected to occur near the end of Pueblo Viejo’s mine life.
5Refer to note 16 for further details.
6Primarily relates to prepaid royalties at Carlin.

23 ■ Accounts Payable

	As at December 31, 2024	As at December 31, 2023
Accounts payable	$655	$678
Accruals	673	567
Payroll accruals	285	258
	$1,613	$1,503

24 ■ Other Current Liabilities

	As at December 31, 2024	As at December 31, 2023
Provision for environmental rehabilitation (note 27b)	226	270
Deposit on Pueblo Viejo gold and silver streaming agreement	40	58
Share-based payments (note 34a)	54	50
Pueblo Viejo JV partner shareholder loan (note 29)	60	32
Other	80	129
	$460	$539

BARRICK YEAR-END 2024	128	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); and restricted share units (note 34a).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2024	As at December 31, 2023
Cash deposits	$3,120	$2,952
Term deposits	954	1,196
	$4,074	$4,148
Of total cash and cash equivalents as of December 31, 2024, $nil (2023: $nil) was held in subsidiaries which have regulatory or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2024	129	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Debt and Interest1

	Closing balance December 31, 2023	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2024
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	373	—	—	—	373
5.80% notes[5,10]	396	—	—	1	397
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,042	—	—	—	1,042
Leases[8]	56	—	(14)	17	59
Other debt obligations	576	—	—	(2)	574
5.75% notes[9,10]	844	—	—	1	845
	$4,726	$—	($14)	$17	$4,729
Less: current portion[11]	(11)	—	—	—	(24)
	$4,715	$—	($14)	$17	$4,705

	Closing balance December 31, 2022	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2023
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	372	—	—	1	373
5.80% notes[5,10]	396	—	—	—	396
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,083	—	(43)	2	1,042
Leases[8]	70	—	(13)	(1)	56
Other debt obligations	578	—	—	(2)	576
5.75% notes[9,10]	844	—	—	—	844
	$4,782	$—	($56)	$—	$4,726
Less: current portion[11]	(13)	—	—	—	(11)
	$4,769	$—	($56)	$—	$4,715
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2023: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $375 million (2023: $375 million) of 5.25% notes which mature in 2042.
5Consists of $400 million (2023: $400 million) of 5.80% notes which mature in 2034.
6Consists of $600 million (2023: $600 million) of 6.35% notes which mature in 2036.
7Consists of $1.1 billion (2023: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2023: $250 million) of BNAF notes due 2038 and $807 million (2023: $807 million) of BPDAF notes due 2039.
8Consists primarily of leases at Nevada Gold Mines, $12 million, Loulo-Gounkoto, $18 million, Veladero, $2 million, Lumwana, $1 million, Hemlo, $9 million, North Mara, $4 million and Tongon, $5 million (2023: $13 million, $20 million, $1 million, $3 million, $1 million, $nil and $6 million, respectively).
9Consists of $850 million (2023: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
10We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which rank equally with our other unsecured and unsubordinated obligations.
11The current portion of long-term debt consists of leases ($13 million; 2023: $11 million) and other debt obligations ($11 million; 2023: $nil).

BARRICK YEAR-END 2024	130	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities including $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which rank equally with Barrick’s other unsecured and unsubordinated obligations.

5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in debt securities including $750 million of 5.25% notes that mature in 2042. During 2022, $375 million of the 5.25% notes was repaid.

Other Fixed Rate Notes
On October 16, 2009, we issued debentures through our wholly-owned indirect subsidiary BPDAF consisting of $850 million of 30-year notes with a coupon rate of 5.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2023, $43 million of the 5.95% notes was repaid.
In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries BNAF and BGFC including $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF including $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving Credit Facility at that time. We provide an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which rank equally with our other unsecured and unsubordinated obligations.

Credit Facility
In May 2024, we completed an update of the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 1.00% on drawn amounts, and a standby rate of 0.09% on undrawn amounts. The Credit Facility incorporates sustainability-linked metrics which are made up of annual environmental and social performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and total recordable injury frequency rate. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. As part of the update, the termination date of the Credit Facility was extended from May 2028 to May 2029. The Credit Facility was undrawn as at December 31, 2024.
Interest

	2024		2023
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.74%	$49	5.74%
5.25% notes	20	5.29%	20	5.29%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	68	6.41%	70	6.40%
Leases	4	8.16%	5	7.02%
Other debt obligations	35	6.17%	35	6.17%
5.75% notes	49	5.79%	49	5.79%
Deposits on Pascua-Lama silver sale agreement (note 29)	5	2.82%	5	2.82%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	28	6.16%	27	5.81%
Other interest[2]	138		73
	$457		$394
Less: interest capitalized	(33)		(42)
	$424		$352
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.
2This includes $78 million (2023: $nil) relating to finance costs in Argentina.

BARRICK YEAR-END 2024	131	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Scheduled Debt Repayments1

	Issuer	Maturity Year	2025	2026	2027	2028	2029	2030 and thereafter	Total
7.73% notes[2]	BGC	2025	$6	$—	$—	$—	$—	$—	$6
7.70% notes[2]	BGC	2025	5	—	—	—	—	—	5
7.37% notes[2]	BGC	2026	—	32	—	—	—	—	32
8.05% notes[2]	BGC	2026	—	15	—	—	—	—	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	807	807
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	375	375
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$11	$47	$—	$—	$—	$4,632	$4,690
Minimum annual payments under leases			$13	$11	$11	$7	$5	$12	$59
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.

c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, DOP, EUR, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, DOP, GBP, PKR, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, DOP, EUR, GBP, PKR, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.
Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.
During 2024 and 2023, we did not enter into any derivative contracts for US dollar interest rates, currencies, metals or commodity inputs. We had no contracts outstanding at December 31, 2024.

BARRICK YEAR-END 2024	132	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2024	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$42	$—	$—	$42
Receivables from provisional copper and gold sales	—	204	—	204
	$42	$204	$—	$246

Fair Value Measurements
At December 31, 2023	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$131	$—	$—	$131
Receivables from provisional copper and gold sales	—	246	—	246
	$131	$246	$—	$377
1   Includes equity investments in other mining companies.

b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2024		At December 31, 2023
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$776	$776	$807	$807
Other investments[2]	42	42	131	131
	$818	$818	$938	$938
Financial liabilities
Debt[3]	$4,729	$4,821	$4,726	$5,107
Other liabilities	595	595	574	574
	$5,324	$5,416	$5,300	$5,681
1Includes restricted cash and amounts due from our partners and joint ventures.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and equivalents, accounts receivable and trade and other payables approximate their carrying values due to their short-term nature. We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2024	133	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c)   Assets Measured at Fair Value on a Non-Recurring Basis Valuation Techniques

At December 31, 2024	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Property, plant and equipment[1]	—	—	—	—
Goodwill[2]	—	—	—	—
1 Property, plant and equipment were written down by $151 million, which was included in earnings in this period.
2 Goodwill was written down at Loulo-Gounkoto by $484 million, which was included in earnings in this period.

Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27 ■ Provisions

a) Provisions
	As at December 31, 2024	As at December 31, 2023
Environmental rehabilitation (“PER”)	$1,751	$1,883
Post-retirement benefits	34	36
Share-based payments	23	20
Other employee benefits	32	36
Other	122	83
	$1,962	$2,058

b) Environmental Rehabilitation
	2024	2023
At January 1	$2,153	$2,204
PERs divested during the year[1]	—	(64)
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	38	14
Settlements
Cash payments	(121)	(117)
Settlement gains	(10)	(7)
Accretion	41	29
Operating Sites
PER revisions in the year	(92)	91
Settlements
Cash payments	(76)	(50)
Settlement gains	(4)	(5)
Accretion	48	58
At December 31	$1,977	$2,153
Current portion (note 24)	(226)	(270)
	$1,751	$1,883
1 2023 primarily relates to the transfer of our Porgera mine to equity accounting method investment.

The eventual settlement of substantially all PERs estimated is expected to take place between 2025 and 2064.

The total PER has decreased in Q4 2024 by $147 million primarily due to an increase in the discount rate, and spending incurred during the quarter, partially offset by changes in cost estimates at our US closure sites, Pascua-Lama, Pierina, Hemlo and Lumwana properties, combined with accretion. For the year ended December 31, 2024, our PER balance decreased by $176 million primarily due to spending incurred during the year, and an increase in the discount rate, partially offset by accretion, combined with the changes in cost estimates described above. A 1% increase in the discount rate would result in a decrease in the PER by $186 million and a 1% decrease in the discount rate would result in an increase in the PER by $228 million, while holding the other assumptions constant.

BARRICK YEAR-END 2024	134	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28 ■ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents, restricted cash, accounts receivable, notes receivable, JV receivable and JV partner receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.
We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group may implement hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any positions during 2024 or 2023 and we do not have any positions outstanding as at December 31, 2024. Our gold and copper production is subject to market prices.

Fuel
We consume diesel fuel and natural gas to run our operations. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil and natural gas prices have a direct and indirect impact on our production costs.

Foreign Currency Risk
The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. We also have exposure to the Canadian and Australian dollars, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. In addition, we also have exposure to the Pakistan rupee through project costs and capital costs on Reko Diq. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs, project costs and overall net earnings, when translated into US dollars.

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($4.1 billion as at December 31, 2024); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion as at December 31, 2024).
The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2024 is approximately $30 million (2023: $30 million).

b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, restricted cash, notes receivable, JV receivable, JV partner receivable, accounts receivable, as well as derivative assets. To mitigate our inherent exposure to credit risk on all financial assets listed above (other than derivative assets) we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our excess cash and equivalents in highly rated financial institutions, primarily within the United States and Canada. Furthermore, we sell our gold and copper production into the world market and to financial institutions and private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.
The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets, excluding derivative assets, disclosed as follows:

BARRICK YEAR-END 2024	135	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	As at December 31, 2024	As at December 31, 2023
Cash and equivalents	$4,074	$4,148
Accounts receivable	763	693
Notes receivable	217	187
Kibali JV receivable	462	505
Norte Abierto JV partner receivable	74	81
Restricted cash	65	101
	$5,655	$5,715

c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn Credit Facility are included in note 25.
Our capital structure comprises a mix of debt, non-controlling interest and shareholders’ equity. As at December 31, 2024, our total debt was $4.7 billion (debt net of cash and equivalents was $655 million) compared to total debt as at December 31, 2023 of $4.7 billion (debt net of cash and equivalents was $578 million).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2024) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.02:1 as at December 31, 2024).
The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2024	136	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

As at December 31, 2024
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,074	$—	$—	$—	$4,074
Accounts receivable	763	—	—	—	763
Notes receivable	—	61	—	156	217
Kibali JV receivable	260	202	—	—	462
Norte Abierto JV partner receivable	23	—	—	51	74
Restricted cash	—	5	—	60	65
Trade and other payables	1,613	—	—	—	1,613
Debt	24	69	12	4,644	4,749
Other liabilities	85	167	97	246	595
As at December 31, 2023
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,148	$—	$—	$—	$4,148
Accounts receivable	693	—	—	—	693
Notes receivable	—	46	3	138	187
Kibali JV receivable	148	314	43	—	505
Norte Abierto JV partner receivable	20	10	—	51	81
Restricted cash	—	4	—	97	101
Trade and other payables	1,503	—	—	—	1,503
Debt	11	78	12	4,646	4,747
Other liabilities	69	243	89	173	574

d) Capital Risk Management
Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and maintain financial flexibility in order to provide meaningful returns to shareholders and maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ■ Other Non-Current Liabilities

	As at December 31, 2024	As at December 31, 2023
Deposit on Pascua-Lama silver sale agreement	$167	$162
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	408	398
Long-term income tax payable	80	165
GoT shareholder loan	60	82
Pueblo Viejo JV partner shareholder loan	407	383
Provision for offsite remediation	36	34
Other	16	17
	$1,174	$1,241
1Revenues of $30 million were recognized in 2024 (2023: $36 million) through the draw-down of our streaming liabilities relating to a contract in place at Pueblo Viejo.

Government of Tanzania Shareholder Loan
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”). Effective January 1, 2020, the GoT received a 16% interest in the shareholder loans owed by Bulyanhulu and Buzwagi, of which $167 million was payable to the GoT. During 2024 and 2023, $nil and $37 million, respectively, was offset against VAT receivables. During 2024, a $22 million reduction in the outstanding balance was recorded against other income as part of the economic benefits sharing under the Twiga partnership.

BARRICK YEAR-END 2024	137	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion loan facility agreement with its shareholders (the “First PV Shareholder Loan”) to provide long-term financing to expand the mine. The shareholders lend funds pro rata in accordance with their shareholding in Pueblo Viejo. In October 2024, Pueblo Viejo entered into an additional $0.8 billion loan facility agreement with its shareholders (the “Second PV Shareholder Loan”).
The First PV Shareholder Loan is broken up into two facilities: $0.8 billion of funds that could be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and $0.5 billion of funds that can be drawn on a pro rata basis until June 30, 2025 (“Facility II”). During 2022, the drawing period for Facility I was extended to December 31, 2022. Starting in 2023, amortized repayments for Facility I began twice yearly on the scheduled repayment dates, with a final maturity date of February 28, 2032. Amortized repayments for Facility II are due to begin twice yearly on the scheduled repayment dates after June 30, 2025, with a final maturity date of February 28, 2035. The interest rate on drawn amounts is SOFR plus 400 basis points for Facility I and Facility II.
The Second PV Shareholder Loan consists of $0.8 billion of funds that can be drawn on a pro rata basis until June 30, 2029. Amortized repayments for the Second PV Shareholder Loan are due to begin twice yearly on the scheduled repayment dates after June 30, 2029, with a final maturity date of February 15, 2039. The interest rate on drawn amounts is SOFR plus 381 basis points for the Second PV Shareholder Loan.
During 2022, 2021 and 2020, $369 million, $327 million and $104 million, respectively, were drawn on Facility I, fully drawing it down, including $147 million, $131 million and $42 million, respectively, from Barrick’s Pueblo Viejo JV partner. During 2024 and 2023, $80 million and $80 million, respectively, was repaid on Facility I, including $32 million and $32 million, respectively, from Barrick’s Pueblo Viejo JV partner.
During 2024, 2023 and 2022, $100 million, $242 million and $75 million, respectively, were drawn on Facility II, including $40 million, $97 million and $30 million, respectively, from Barrick’s Pueblo Viejo JV partner.
During 2024, $110 million was drawn on the Second PV Shareholder Loan, including $44 million from Barrick’s Pueblo Viejo JV partner.

Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally
December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, which was the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick's outstanding debt. The liability had a balance of $167 million as at December 31, 2024 and is measured at amortized cost.

Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant financing component of the transaction.
Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:
•7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter. As at December 31, 2024, approximately 369,000 ounces of gold have been delivered.
•75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver will be delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. As at December 31, 2024, approximately 13 million ounces of silver have been delivered.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2024	138	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.
Current income taxes of $3 million have been provided in the year on the undistributed earnings of certain foreign subsidiaries. Our total income tax provision for these items as at December 31, 2024 is $7 million. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $16,974 million as at December 31, 2024.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2024	As at December 31, 2023
Deferred tax assets
Tax loss carryforwards	$204	$292
Tax credits	105	58
Environmental rehabilitation	285	270
Post-retirement benefit obligations and other employee benefits	24	17
Other working capital	236	115
Other	11	10
	$865	$762
Deferred tax liabilities
Property, plant and equipment	(4,321)	(3,748)
Inventory	(419)	(446)
Accrued interest payable	(12)	(7)
	($3,887)	($3,439)
Classification:
Non-current assets	$—	$—
Non-current liabilities	(3,887)	(3,439)
	($3,887)	($3,439)

Expiry Dates of Tax Losses

	2025	2026	2027	2028	2029+	No expiry date	Total
Non-capital tax losses[1]
Barbados	$218	$2	$119	$2	$2	$—	$343
Canada	—	1	1	72	1,961	—	2,035
Chile	—	—	—	—	—	1,131	1,131
Peru	—	—	—	—	—	150	150
Tanzania	—	—	—	—	—	973	973
United Kingdom	—	—	—	—	—	164	164
Others	1	1	52	—	—	93	147
	$219	$4	$172	$74	$1,963	$2,511	$4,943
1Represents the gross amount of tax loss carryforwards translated at closing exchange rates at December 31, 2024.

The non-capital tax losses include $4,261 million of losses which are not recognized in deferred tax assets. Of these, $219 million expire in 2025, $4 million expire in 2026, $172 million expire in 2027, $74 million expire in 2028, $1,963 million expire in 2029 or later, and $1,829 million have no expiry date.

Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:
•Historic and expected future levels of taxable income;
•Tax plans that affect whether tax assets can be realized; and
•The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market prices for gold, copper and silver; forecasted future costs and expenses to produce gold and copper; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

BARRICK YEAR-END 2024	139	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Deferred Tax Assets Not Recognized

	As at December 31, 2024	As at December 31, 2023
Australia	$467	$303
Barbados	31	31
Canada	850	904
Chile	1,129	1,109
Côte d'Ivoire	7	8
Mali	4	10
Peru	69	67
Saudi Arabia	—	67
Tanzania	103	110
United Kingdom	41	41
United States	—	26
Others	25	12
	$2,726	$2,688
Deferred tax assets not recognized relate to: non-capital loss carryforwards of $1,059 million (2023: $1,163 million), capital loss carryforwards with no expiry date of $403 million (2023: $251 million), and other deductible temporary differences with no expiry date of $1,264 million (2023: $1,274 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2024	2023
Temporary differences
Property, plant and equipment	($573)	($272)
Environmental rehabilitation	15	64
Tax loss carryforwards	(88)	(14)
AMT and other tax credits	48	58
Inventory	28	(58)
Working capital	121	31
Other	1	(20)
	($448)	($211)
Intraperiod allocation to:
Income before income taxes	($448)	($181)
Derecognition of Porgera´s joint operation	—	(29)
Income tax payable	(2)	2
Other comprehensive (income) loss	2	(3)
	($448)	($211)

Income Tax Related Contingent Liabilities
	2024	2023
At January 1	$48	$60
Additions based on uncertain tax positions related to prior years	—	1
Additions based on uncertain tax positions related to the current year	—	5
Reductions for tax positions of prior years	(2)	(18)
At December 31[1]	$46	$48
1If reversed, the total amount of $46 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination
Argentina	2010-2011, 2017-2024
Australia	2020-2024
Canada	2019-2024
Chile	2021-2024
Côte d'Ivoire	2023-2024
Democratic Republic of Congo	2023-2024
Dominican Republic	2021-2024
Mali	2017-2024
Papua New Guinea	2023-2024
Peru	2019-2024
Saudi Arabia	2019-2024
Tanzania	2019-2024
United States	2024
Zambia	2018-2024

31 ■ Capital

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,727,100,407 common shares as at December 31, 2024). Our common shares have no par value.

Dividends
In 2024, we declared and paid dividends in US dollars totaling $696 million (2023: $700 million).
The Company’s dividend reinvestment plan resulted in $4 million (2023: $3 million) reinvested into the Company.

Share Buyback Program
At the February 13, 2024 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. In 2024, Barrick purchased 28.675 million common shares for a total of $508 million under this program. At the February 11, 2025 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK YEAR-END 2024	140	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
32 ■ Non-Controlling Interests

a) Non-Controlling Interests (“NCI”) Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at December 31, 2024	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2023	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518
Share of income (loss)	548	63	25	69	7	(31)	—	681
Cash contributed	—	—	—	—	—	40	—	40
Disbursements	(454)	(48)	(24)	(48)	(4)	—	—	(578)
At December 31, 2023	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661
Share of income (loss)	884	101	53	(31)	—	(63)	—	944
Cash contributed	—	—	—	—	—	146	—	146
Disbursements	(667)	(84)	—	(34)	—	—	—	(785)
At December 31, 2024	$6,379	$1,160	$375	$695	$16	$421	($80)	$8,966
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023
Current assets	$3,812	$2,531	$776	$547	$332	$303	$974	$782	$136	$118	$94	$21
Non-current assets	14,590	14,094	5,210	5,244	2,215	2,006	3,446	3,747	183	225	933	752
Total assets	$18,402	$16,625	$5,986	$5,791	$2,547	$2,309	$4,420	$4,529	$319	$343	$1,027	$773
Current liabilities	807	704	1,245	1,079	636	760	284	171	138	135	241	62
Non-current liabilities	1,082	1,147	1,543	1,538	438	409	537	539	46	68	2	—
Total liabilities	$1,889	$1,851	$2,788	$2,617	$1,074	$1,169	$821	$710	$184	$203	$243	$62
Summarized Statements of Income

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	$6,616	$6,051	$1,429	$1,118	$1,265	$1,033	$1,346	$1,335	$399	$398	$—	$—
Income (loss) from continuing operations after tax	2,635	1,645	212	108	331	158	(174)	326	(4)	64	(126)	(62)
Other comprehensive loss	(4)	(8)	—	—	(1)	—	—	—	—	—	—	—
Total comprehensive income (loss)	$2,631	$1,637	$212	$108	$330	$158	($174)	$326	($4)	$64	($126)	($62)
Dividends paid to NCI[2]	$667	$454	$84	$48	$—	$—	$34	$48	$—	$4	$—	$—

Summarized Statements of Cash Flows

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Net cash provided by (used in) operating activities	$2,994	$2,667	$619	$447	$467	$238	$496	$467	($3)	$82	($180)	($38)
Net cash used in investing activities	(1,331)	(1,405)	(308)	(429)	(295)	(311)	(383)	(375)	(23)	(30)	(128)	(3)
Net cash provided by (used in) financing activities	(1,733)	(1,182)	(80)	42	(134)	(46)	(162)	(196)	(1)	(103)	380	54
Net increase (decrease) in cash and cash equivalents	($70)	$80	$231	$60	$38	($119)	($49)	($104)	($27)	($51)	$72	$13
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2Includes partner distributions.

BARRICK YEAR-END 2024	141	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2024	2023
Salaries and short-term employee benefits[1]	$28	$25
Post-employment benefits[2]	4	3
Share-based payments and other[3]	25	27
	$57	$55
1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2 Represents Company contributions to retirement savings plans.
3 Relates to DSU, RSU, and PGSU grants and other compensation.

34 ■ Stock-Based Compensation

a)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Compensation expense for RSUs was a $35 million charge to earnings in 2024 (2023: $30 million) and is presented as a component of general and administrative expenses and cost of sales, consistent with the classification of other elements of compensation expense for those employees who had RSUs.
Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2024, the weighted average remaining contractual life of RSUs was 0.82 years (2023: 0.82 years).

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2023	837	$14.4	2,337	$26.3
Settled for cash	—	—	(1,383)	(23.2)
Granted	174	2.9	1,820	32.9
Credits for dividends	—	—	81	1.4
Change in value	—	1.0	—	(3.4)
At December 31, 2023	1,011	$18.3	2,855	$34.0
Settled for cash	(384)	(6.7)	(1,665)	(31.3)
Granted	145	2.5	2,395	37.6
Credits for dividends	—	—	101	1.7
Change in value	—	(2.1)	—	(2.7)
At December 31, 2024	772	$12.0	3,686	$39.3

b)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2024, 3,453 thousand units had been granted at a fair value of $38 million (2023: 3,002 thousand units at a fair value of $36 million).

BARRICK YEAR-END 2024	142	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
35 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Pascua-Lama – Proposed Canadian Securities Class Actions
In 2014, proposed secondary market liability securities class actions were initiated in Ontario and Quebec against Barrick Gold Corporation and certain of its former senior executives. These actions relate to public disclosures concerning Barrick's Pascua-Lama Project. The Ontario case focuses on disclosure regarding capital cost and schedule estimates for Pascua Lama and environmental matters in Chile between February 2012 and June 2013, while the Quebec case pertains only to disclosure regarding environmental matters in Chile between July 2012 and October 2013. In the Ontario proceedings, plaintiffs are seeking damages exceeding $3 billion. Alleged damages in the Quebec case have yet to be quantified.
Efforts to resolve the Quebec case through mediation were unsuccessful in November 2023. Subsequently, the plaintiffs filed their Originating Application in February 2024 and Barrick responded formally in March 2024. No trial date has been set as of this time. In the Ontario case, the Plaintiffs’ application for leave to appeal to the Supreme Court of Canada from the February 13, 2024 decision of the Court of Appeal was dismissed on September 26, 2024. The Plaintiffs’ motion for class certification has not yet been scheduled.
The Company intends to vigorously defend these actions. No amounts have been recorded for any potential liability arising from either of the actions, as the Company cannot reasonably predict the outcome in Ontario or Quebec.
Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama Project (the “Project”), received a resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) requiring CMN to complete the water management system in accordance with the Project’s environmental permit before resuming construction activities. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million, which CMN paid in May 2013.
In 2013, a group of local farmers and indigenous communities challenged the Original Resolution, claiming the fine was inadequate and requesting more severe sanctions, including the revocation of the Project’s environmental permit. The SMA and CMN defended the Original Resolution.
In 2018, the SMA issued the revised resolution (the “Revised Resolution”), which reduced the original administrative fine to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project. The Revised Resolution did not revoke the Project’s environmental permit. CMN filed an appeal of the Revised Resolution in 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).
In 2020, the Antofagasta Environmental Court upheld the closure order and sanctions in the Revised Resolution. It also ordered the SMA to reevaluate certain environmental infringements. The Company did not appeal this ruling, and the Chilean side of the Pascua-Lama project is being transitioned to closure accordingly.
On November 13, 2024, the SMA determined that no further fine was applicable to the environmental infringements. On November 21, 2024, CMN paid the outstanding balance of fines previously imposed by the SMA in an amount of approximately $0.3 million. On December 9, 2024, the same group of local farmers and indigenous communities that challenged the Original Resolution filed an appeal of the SMA’s November 13, 2024 decision. This appeal remains pending.

Veladero – Operational Incidents and Associated Proceedings
Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), the joint venture company that operates the Veladero mine, is the subject of regulatory proceedings related to operational incidents at the Veladero Valley Leach Facility (“VLF”) occurring in March 2017 (the “March 2017 incident”), September 2016 (the “September 2016 incident”) and September 2015 (the “September 2015 incident”).
Following the March 2017 incident, an “amparo” protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan Province (the “Jachal Court”) by individuals who claimed to be living in Jachal, San Juan Province, Argentina, seeking the cessation of all activities at the Veladero mine or, alternatively, a suspension of the mine’s leaching process. The matter before the Jachal Court remains pending.
In 2017, the National Minister of Environment of Argentina filed an amparo action in the Federal Court in connection with the same March 2017 incident (the “Federal Amparo Action”) seeking an order requiring the cessation and/or suspension of activities at the Veladero mine.
On June 28, 2024, the Federal Court rejected the National Minister’s request for, among other things, an interim injunction requiring the cessation and/or suspension of activities at the Veladero mine. The National Minister sought to appeal this decision twice in 2024, most recently seeking leave to the Federal Supreme Court on October 16, 2024. The Federal Amparo Action will continue before the Federal Court while the Federal Supreme Court considers whether to hear the appeal for an interim injunction.
The Company continues to believe that the Provincial and Federal Amparo Actions are without merit and intends to continue to vigorously defend its position.

BARRICK YEAR-END 2024	143	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Civil Action
In 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The plaintiffs requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the mine and replace that process with one that is free of hazardous substances, implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. These claims were supplemented by new allegations that the risk of environmental damage had increased as a result of the March 2017 incident.
MAS replied to the lawsuit in February 2017, responded to the supplemental claim and intends to continue defending this matter vigorously.

Legacy Philippines Matters
In 2009, Barrick Gold Inc. and Placer Dome Inc. (“Placer Dome”), which was acquired by the Company in 2006, were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque.
The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome was previously a minority indirect shareholder of Marcopper Mining Corporation (“Marcopper”). The plaintiffs are claiming for abatement of a public nuisance and nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. By Order dated November 9, 2011, the Court granted the plaintiffs’ motion to suspend the proceedings.
On December 5, 2024, the Court issued an Order directing the Plaintiffs to advise, within 10 days of receipt of the Order, whether they intend to pursue the case. The Order also stated that failure by the Plaintiffs to do so would warrant dismissal of the case with prejudice. It is unclear whether or when the Plaintiffs received a copy of the Order.
On February 25, 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines by Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy against Placer Dome and the Company (the “Petition”). The Petition alleges that Placer Dome violated the Petitioners' constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, a dam breach in 1993, and a tailings spill in 1996. The Petition was subsequently transferred to the Court of Appeals. The Petitioners are seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts.
On January 21, 2021, the Court of Appeals granted an Intervention Motion introduced by the Province of Marinduque (the “Province”) and admitted the Province’s Petition-in-Intervention. In the Petition-in-Intervention, the Province seeks to expand the scope of relief sought within the Writ of Kalikasan to include claims seeking rehabilitation and remediation of alleged maintenance and structural integrity issues supposedly associated with Marcopper mine infrastructure.
In October 2022, the Court granted the Company’s motion requesting court-ordered mediation between the parties and the proceeding has been suspended ever since.
If these matters are reactivated, the Company intends to defend the actions vigorously. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict the outcome.

North Mara – Ontario Litigation
On November 23, 2022, an action was commenced against the Company in the Ontario Superior Court of Justice in respect of alleged security-related incidents in the vicinity of the North Mara Gold Mine in Tanzania. The named plaintiffs purport to have been injured, or to be the dependents of individuals who were allegedly killed, by members of the Tanzanian Police Force. The Statement of Claim asserts that Barrick Gold Corporation is legally responsible for the actions of the Tanzanian Police Force, and that the Company is liable for an unspecified amount of damages.
In February 2024, an additional action was commenced against the Company in the Ontario Superior Court of Justice on behalf of different named plaintiffs in respect of alleged security-related incidents said to have occurred in the vicinity of the North Mara Gold Mine. The Statement of Claim in the second action is substantially similar to the Statement of Claim issued in November 2022. The Company believes that the allegations in both claims are without merit, including because the Tanzanian Police Force is a sovereign police force that operates under its own chain of command.
On November 26, 2024, the court granted Barrick’s motion to dismiss both actions on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to litigate this matter. On December 27, 2024, the plaintiffs’ appealed this decision to the Ontario Court of Appeal. The hearing of this appeal has not yet been scheduled.

Loulo-Gounkoto Mining Conventions Dispute
In 2023, the Government of Mali adopted Law No. 2023-040, establishing the Mining Code in the Republic of Mali (the "2023 Mining Code") and initiated a review process of existing mining conventions, including the mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) (together, the “Conventions”). As part of this process, the Government of Mali demanded that the mines become subject to the 2023 Mining Code, in direct violation of the stability rights contained in the Conventions.
Beginning in 2023, the Government of Mali initiated several fiscal and customs proceedings against Somilo and Gounkoto, demanding payment of various charges, taxes, duties, and other amounts (including approximately $417 million in recoverable VAT charges as previously disclosed) from which they are exempt. Barrick continued its engagement with the Government of Mali to find a global settlement and in October 2024, Barrick made a payment of CFA 50 billion ($84 million) to advance those negotiations (which was expensed in Q4 2024). Despite the Company’s efforts, in November 2024, Somilo and

BARRICK YEAR-END 2024	144	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Gounkoto were restricted from exporting gold from Mali, also in violation of the Conventions.
On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to the International Centre for the Settlement of Investment Disputes (ICSID) in accordance with the provisions of their respective Conventions. Among other things, Somilo and Gounkoto request that the arbitral panel declare that the Conventions are binding and are not subject to any legislative or regulatory changes under Malian law enacted after the entry into force of said Conventions.
On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex, which was executed on January 11, 2025 when the gold was removed from the site to a custodial bank. This further disrupted normal operations and put gold exports at risk in violation of the Conventions (see – Abuse of Criminal Proceedings below).
On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations. We remain in discussions with the Government of Mali to find an acceptable resolution to these disputes, while the Company continues to vigorously enforce Somilo’s and Gounkoto’s rights through the ICSID arbitration process.
No amounts have been recorded for any potential liability arising from these matters as the Company cannot reasonably predict the outcome of the Conventions dispute.

Abuse of Criminal Proceedings
The Government of Mali has initiated meritless criminal proceedings against the Company, its Malian subsidiaries, their officers and directors, and several individual employees, alleging violations of exchange control regulations and threatening billions of dollars in fines and up to five years imprisonment for the individuals.
On September 24, 2024, employees of Somilo and Gounkoto were summoned to appear at the Pôle Économique for interviews. When these employees appeared, five of them were illegally detained and held unlawfully in police custody for six days.
On November 25, 2024, the employees were again summoned to appear before the Investigating Judge at the Pôle Économique. At the end of the hearing, four employees were charged and incarcerated at the Central Prison of Bamako pending trial. These employees remain imprisoned unjustifiably.
On December 4, 2024, the Government of Mali caused an illegitimate arrest warrant to be issued against Barrick’s President and Chief Executive Officer, Mark Bristow, alleging money laundering and violations of exchange control regulations. As with all of the previous allegations made by the Government of Mali on these matters, there is no merit whatsoever to the claims outlined in the arrest warrant.
The Company is vigorously defending its rights and the rights of its Malian subsidiaries, and the impacted employees against these claims. No amounts have been recorded for any potential liability arising from the criminal proceedings as the allegations are wholly without merit.

Zaldívar Chilean Tax Assessment
On August 28, 2019, Barrick's Chilean subsidiary that holds the Company's interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada ("CMZ"), received notice of a tax assessment from the Chilean Internal Revenue Service ("Chilean IRS") amounting to approximately $1 billion in outstanding taxes, including interest and penalties (subsequently reduced to $678 million) (the "2015 Tax Assessment").
In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). In September 2020, the Tax Court of Coquimbo approved CMZ's request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) into a single proceeding.
In September 2024, CMZ and the Chilean IRS jointly filed two applications with the Chilean Judiciary to seek approval to settle the Zaldívar Tax Assessments and related claims. The Company recorded an estimated amount for the potential liability arising from these matters in June 2024 and the Courts approved the settlement proposals in September 2024. On November 20, 2024, the Company settled all claims and paid the agreed settlement amount through a combination of cash and the write-off of certain tax receivables. This matter is now closed.

Zaldívar Water Claims
On March 30, 2022, the State Defense Council ("CDE"), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ SpA”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.). The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and to cease extracting water from the aquifer.
On October 24, 2024, a joint settlement proposal was filed with the Court. On December 16, 2024, the Court approved the joint settlement proposal.
On January 16, 2025, a member of a local indigenous community filed a constitutional action challenging the settlement. The Court of Appeals of Antofagasta rejected this challenge on January 17, 2025, and the Supreme Court subsequently rejected an appeal from that ruling. The matter is now closed.

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Barrick Gold Corporation
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Telephone: +1 416 861 9911
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Enquiries
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Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “ramp-up”; “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated development timelines related to the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Donlin Gold, Pueblo Viejo Expansion project, Veladero Phase 7 and Phase 8 Leach Pads, Reko Diq Project, solar power projects at NGM, Loulo-Gounkoto and Kibali, and the Jabal Sayid Lode 1 project and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren and Reko Diq; the potential for Lumwana to extend its life of mine through the development of the Super Pit and targeted first production; timing for the advancement of early works, project financing, a final investment decision and first production at Reko Diq; the resumption of operations at Loulo-Gounkoto; the status of negotiations with the Government of Mali in respect of ongoing disputes regarding the Loulo-Gounkoto Complex, including the status of the gold stock removed from site and the outcome of dispute resolution through arbitration; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, GHG reduction targets (including with respect to our Scope 3 emissions and our reliance on our value chain to help us achieve these targets within the specified time frames), safety performance, TSF management, including Barrick’s conformance with the GISTM, community development, responsible water use, biodiversity and human rights initiatives; Barrick’s engagement with local communities; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to:

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fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of VAT refunds received in Chile in connection with the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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